1230258

03050306

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jiangxi Copper Company Limited

*CURRENT ADDRESS 15 Yejin Avenue,
Guixi City, Jiangxi
Peoples Republic of China

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 08 2003
THOMSON FINANCIAL

FILE NO. 82- 34715 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☒
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]
DAT : 4/30/03

JIANGXI COPPER COMPANY LIMITED

(A Sino-foreign joint venture joint stock limited company incorporated in the People's Republic of China)

ANNUAL REPORT 2001

COMPANY PROFILE

Jiangxi Copper Company Limited ("the Company") is a Sino-foreign joint venture joint stock limited company registered in the People's Republic of China (the "PRC") on 24 January 1997. It was jointly established by Jiangxin Copper Company ("JCC"), International Copper Industry (China) Investment Company Limited, Shenzhen Baoheng (Group) Company Limited, Jiangxi Xinxin Enterprise Company Limited and Hubei Sanxin Gold Copper Company Limited as promoters. On 12 June 1997, the Company issued 656,482,000 H Shares which were listed on The Stock Exchange of Hong Kong Limited and the London Stock Exchange Limited. The Company is the first overseas listed mining company in the PRC. The Company issued 230,000,000 A Shares, which were listed on the Shanghai Securities Exchange on 11 January 2002.

The Company is the largest integrated copper producer in the PRC. Its two open copper mines being extracted are the largest in the PRC and its smelter and refinery have the largest scale, the most advanced technology and the best environment in the PRC. Upon grant of mining right of Wushan copper mine and Fujiawu copper mine, the Company's reserve of copper metal amounts to 8,588,000 tons, gold to 235 tons and silver to 5,712 tons and ranked No.1 in copper industry in the PRC. During 2001, the Company produced 226,000 tons of copper cathode. Presently, the Company is undertaking technological renovation project for Guixi Smelter Phase III and the construction of its main body is expected to be completed at the end of 2002. An annual production capacity of 350,000 - 500,000 tons of copper cathode will be basically formed. The Company's "Guiye" brand of copper cathode is the grade A product registered in the London Metal Exchange.

The Company's current business scope includes copper mining, milling, smelting and refining in the northeast of Jiangxi Province. Its main products include copper cathode, sulphuric acid, pyrite concentrates, electrolytic gold, electrolytic silver and tolling for materials provided by customers. In order to expand and extend business scope and develop new business, the Company will invest approximately Rmb90,000,000 to jointly establish Jiangxi Copper Products Company Limited with Jiangxi Copper Company in 2002, which will produce 150,000 tons of oxygen-free copper rods and wires annually. The Company will hold 60% interests.

CONTENTS

1.	Legal name of the Company in Chinese	: 江西銅業股份有限公司
	Chinese abbreviation	: 江西銅業
	Legal name of the Company in English	: Jiangxi Copper Company Limited
	English abbreviation	: JCCL
2.	Legal representative	: He Changming
3.	Company secretary	: Huang Dongfeng
	Address	: 15 Yejin Avenue, Guixi City, Jiangxi, the PRC
	Telephone	: 701-3777735
	Fax	: 701-3777013
	E-mail address	: jccl@jxcc.com
4.	Head office	: 15 Yejin Avenue, Guixi City, Jiangxi, the PRC
	Zip code	: 335424
	Fax	: 701-3777013
	Website	: http://www.jxcc.com
	E-mail address	: jccl@jxcc.com
	Principal place of business in Hong Kong	: Suite 4901, 49th Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong
5.	Name of newspapers for information dissemination	: China Securities Daily, Hong Kong Economic Times, Hong Kong iMail (in English)
	Website publishing Annual Report of the Company	: http://www.sse.com.cn http://www.hkex.com.hk
	Place available for inspection of Annual Report	: Secretarial Office of the Board of Directors of Jiangxi Copper Company Limited, 15 Yejin Avenue, Guixi City, Jiangxi, the PRC
6.	Stock Exchange Listings (A Shares)	: Shanghai Securities Exchange
	Stock Exchange Listings (H Shares)	: The Stock Exchange of Hong Kong Limited (Secondary Listing: London Stock Exchange Limited)
	Stock Code (A Shares / H Shares)	: 600362 / 0358
	Stock abbreviation (A Shares / H Shares)	: Jiangxi Copper
7.	Other relevant information	
	Date of incorporation	: 24 January 1997
	Registered address	: 15 Yejin Avenue, Guixi City, Jiangxi, the PRC
	Business registration number	: Qi Gu Guo Fu Zi No. 000732
	Taxation registration number	: 360621625912l7
	Auditors (Domestic)	: Deloitte Touche Tohmatsu Shanghai CPA
	Place of business	: 16th Floor, Shanghai International Building, 99 Huangbu Road, Shanghai, the PRC
	Auditors (Overseas)	: Deloitte Touche Tohmatsu *Certified Public Accountants*
	Place of business	: 26th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong



Chairman : **Mr. He Changming**

To shareholders,

Thanks for your trust and Support towards Jiangxi Copper Company Limited (the "Company"). I am pleased to report that during the year, the production capacity of the Company including processed copper increased by 16.5% over the previous year. The sales of self-produced copper had declined, the volume of processed copper increased together with a drop in the prices of copper resulting in a decrease in main operating turnover RMB528,720,000 (or 15.0%) from the previous year to RMB2,995,790,000, the Company still realised a gross profit of RMB655,350,000, representing an increase of RMB135,830,000 (or 26.1%) over the previous year under the relevant accounting principles and regulations applicable to PRC enterprises ("PRC GAAP"). Compiled according to PRC GAAP the net profit was RMB301,430,000, completing 99.8% of profit forecast disclosed at the A Shares prospectus in the current year, representing an increase of RMB192,770,000 (or 177.4%) over the previous year. Compiled according to International Accounting Standards ("IAS"), the net profit was RMB312,373,000, representing an increase of RMB203,712,000 (or 187.5%) over the previous year. Earnings per share (diluted) calculated under the PRC GAAP were RMB0.11 and basic earnings per share calculated under IAS were RMB0.128. The directors were satisfied with the significant growth in results.

REVIEW

Copper Market

The world economic growth had slow down in 2001. The U.S. economy experienced the first recession in ten years after the Sept. 11 Terror Attacks. This led to the first decline of worldwide copper consumption in 15 years. According to preliminary estimation by the International Copper Study Group, the global refined copper consumption in the year was about 14,725,000 tons, a drop of 3.5% from the previous year; the output was about 15,478,000 tons, an increase of 4.7% from the previous year. The London Metal Exchange ("LME") copper inventory at the end of the year hit 0.799 million tons.

Since September last year, the global copper price continued to decline, and hit a low since 1986 of 1,336 US dollars/ton on 3 November 2001. Later, it rallied when main copper producers in the world announced production cut. The average price of LME three-month copper was 72.5 US cents/pound for the whole year, a drop of about 13.2% from the previous year.

The following chart illustrates simply the copper price trend on LME in the year, based on the average monthly closing price of LME three-month copper.

2000-2001 Average Price Trend of Three-month Copper Futures in the LME


US cents/pound
95.0
90.0
85.0
80.0
75.0
70.0
65.0
60.0
55.0
50.0
January 2000
February
March
April
May
June
July
August
September
October
November
December
January 2001
February
March
April
May
June
July
August
September
October
November
December

Despite global economic recession, the economy of China attained a growth of 7.3%, which in turn triggered domestic consumption of copper. During the year, the domestic refined copper output stood at about 1.425 million tons, an increase of about 7.0%; the copper consumption is estimated to increase by approximately 13.0%, making the domestic market a bright spot in the dim world copper consumption market. Anyway, the domestic copper price declined all the way in pace with the trend of international copper price. The average annual tax-included price for three-month copper futures on the Shanghai Futures Exchange ("SHFE") was RMB16,223/ton, or some 76 US cents/pound, a decrease of 13.0% from the previous year.

The following chart illustrates simply the copper price trend on SHFE in the year, based on the average monthly closing price of SHFE three-month copper.

2000-2001 Average Price Trend of Three-month Copper Futures in the SHFE


RMB/ton
20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
January 2000
February
March
April
May
June
July
August
September
October
November
December
January 2001
February
March
April
May
June
July
August
September
October
November
December

During the year, the average price (inclusive of tax) of copper cathode sold by the Company was RMB16,592/ton, a decrease of 8.5% from the previous year; the copper cathode processing cost (inclusive of tax) was RMB3,447/ton, a decrease of 14.2% from the previous year.

OPERATING STRATEGY

Successful issuance of 230 million A Shares to expand financing sources and to boost the Company's development



The listing of A Shares of Jiangxi Copper in the Shanghai Securities Exchange

Through diligent work and continuous effort on issuance of A Shares on 21 December 2001, with the approval of the China Securities Regulatory Commission (CSRC Document No. 61 [2001]), the Company made a domestic IPO in respect of 230 million A Shares at an issue price of RMB2.27 per share. On 11 January 2002, the A Shares of the Company were officially listed on the Shanghai Stock Exchange. The Company raised a total of RMB522.10 million from the A Shares issue, and the net proceeds of such Shares issue was RMB494.85 million after deduction of share issue expenses. The funds was received and deposited in the Company's account in full amount on 28 December 2001 and interest earned thereon amounted to RMB10,940,000.

Expanding production, increasing mining capacity

The expansion of the Guixi Smelter Phase II has operated smoothly since it was put into production in the second half of 2000, achieving the expected production capacity. For the whole year, the copper cathode output including the processing volume stood at 226,363 tons, representing an increase of 16.5% over the previous year; the output of gold was 6,723 kg, that of silver was 115,043 kg, that of sulphuric acid was 0.823 million tons and that of pyrite concentrate was 0.728 million tons, representing an increase of 25.4%, 69.1%, 8.2% and 8.0% respectively over the previous year.

After years of efforts Dexing Copper Mine, one of the principal mines owned by the Company, realised the goal of milling 90,000 tons of ores per day in the year, thus raising the mining capacity of the Company. For the whole year, the Company produced copper concentrates containing 127,674 tons of copper and 4,705 kg of gold, an increase of 7.3% and 6.3% respectively over the previous year. As the cash cost for production of copper cathode using self-produced ore was lower than that using purchased ore, and the increase of smelted products comparatively lowered the fixed expenses in the unit production cost, the profitability of the Company in the year rose accordingly.



Currently the largest Open pit Copper Mine in the PRC

Product sales structure adjusted, gross profitability rose

During the year, the Company strengthened the adjustment of product sales, with the sales volume of gold and silver respectively increasing 27.0% and 85.1%. In the meantime, the proportion of copper processing on supplied materials rose, relatively reducing the proportion of copper cathode production using purchased ore. Therefore, though the operating turnover decreased by 15.0%, the profit from principal operations calculated under PRC GAAP for the year rose 7.2 percentage points over the previous year as the contribution of gold and silver to gross profit was high and the gross profitability in copper processing was relatively stable.

Raising metal recovery, strictly controlling cost and realizing cost reduction target

During the year, the copper milling recovery of the Dexing Copper Mine rose by 1.124 percentage points over the previous year, which added in copper contents in copper concentrates by about 1,450 tons, and its silver milling recovery rose by 2.6 percentage points over the previous year, which added the silver in contents in copper concentrates by about 740 kg with the efficiency enhanced, as well as stringent cost control system of the Company, the unit sales cost of copper cathode declined by about 8.0%, and the cash cost for production of copper using self-produced concentrate was 14.0%, reaching US$0.39/pound.

Innovating management system, saving overhaul time, saving maintenance cost

In 2001, the Company implemented a management system innovation plan, borrowed and absorbed internationally advanced flash smelting technology, and replaced annual blow-off overhaul in the past with two blow-off overhauls in every three years. The Guixi Smelter of the Company did not make blow-off overhaul in 2001 since the overhaul in 2000. The next overhaul will be done in 2002.

Expanding markets, turnaround in sales of chemical products

During the year, the sulphuric acid sale price which had declined for four consecutive years had a turnaround, rebounding by 25.3%. The price of pyrite concentrates declined at a slower pace. The sales volume of sulphuric acid and pyrite concentrate increased by 4.0% and 20.3% respectively.

Smooth progress of investment projects

- Construction of the technical transformation project of the Guixi Smelter Phase III proceeded smoothly as planned, and the investment completed in the year amounted to about RMB157.48 million, representing about 10% of the budget investment. The total budget investment for the project of the Guixi Smelter Phase III was about RMB1.5 billion, and the investment funds will come mainly from the proceeds raised from the issue of A Shares, state discount interest loans and self-raised funds.
- During the year, the investment in the Dexing Copper Mine with a daily processing capacity of 90,000 tons reached RMB225.7 million, or approximately 79% of the total budget investment. By the end of the year, the daily handling capacity of the Dexing Copper Mine had basically reached 90,000 tons per day.
- On 20 August 2001 and 30 December 2001, the Company respectively paid RMB50 million and RMB15 million for acquisition of copper ore mining right from the Jiangxi Fujiawu Copper Co., Ltd. and such related valid assets as mining and milling facilities. The remaining proceeds for the acquisition of RMB45 million will be paid in 2002.

PROSPECT

Operating environment

In 2002, the expected economic recovery of the United States, the world's largest copper consumer, and a sustained 7% national economic growth of China, the world's second largest copper consumer, will stimulate a recovery of the global copper consumption market. Besides, the announcement of production cut plan by global copper producers in November 2001 will help ease the copper demand and supply differences, and the copper price will rebound substantially under this favorable news. However, the high global copper inventory left over from the end of 2001 will to some extents restrain the copper price rebound. Therefore, it is predicted that the yearly average price in 2002 will be cautiously optimistic, slightly higher than the 72.5 cents/pound in 2001.

In the first quarter of 2002, though the LME copper price was US$0.716/pound, rebounded by 9.1% over that in the fourth quarter of 2001, it was still 11.1% lower than that in the first quarter of 2001. The aggregate average copper price for January and February on the SHFE was RMB15,652/ton (inclusive of tax), rebounded by 7.1% from the fourth quarter of last year, but down by 11.9% from the same period of the previous year.

The copper price in the first quarter of 2002 will have some pressures on the production and operation and profit of the Company in the first half of the year.

Operating plan

Based on the experience and the absorption of the international advanced flash smelting technology, the Company has introduced new way of management and maintenance system in respect of smelting equipment in 2001. As a result, the suspension of operation for overhaul with respect to the furnaces has been changed from once a year to twice every three years. In accordance with the new maintenance system, suspension of operation of the furnaces will take place in 2002 (the preceding maintenance was undertaken in 2000). In the meantime, the principal project of the Guixi Smelter Phase III will enter the stage of installation and butt joint this year. In order to reduce the frequency and the time for suspension of the furnaces, the annual maintenance and butt joint project will be jointly undertaken for 60 days commencing from 1 April 2002 during which the furnaces will suspend operation. Accordingly, the annual production, maintenance expenses, turnover and profit level of the Company will be affected to a certain extent.

In 2002, the Company estimates to produce 206,800 tons of copper cathode (including tolling copper), 6,000kg of gold, 102 tons of silver, 680,000 tons of sulphuric acid and 910,000 tons of pyrite concentrates.

The Company will also speed up the technological reform construction of Guixi Phase III project in 2002 and try to complete the major construction items by the end of the year so as to meet the Company's yearly strategic target of producing 350,000-400,000 tons of integrated copper in 2003.



The beautiful scenery in Guixi Smelter — the Phase III extension is underway

In 2002, the Company will also enhanced the production capacity of Dexing Mine so as to attain the production target of 100,000 tons per day.

To expand and extend the operation scope of the Company and to develop new businesses. The Company signed a joint venture agreement with Jiangxi Copper Company ("JCC") on 11 March 2002 and jointly established 江西銅業銅材有限責任公司 (Jiangxi Copper Products Company Limited) with an annual production capacity of 150,000 tons of oxygen-free copper rods and wires. The Company invested a sum of RMB90,000,000 in cash and Jiangxi Copper Company invested RMB60,000,000 in cash in the joint venture which is owned as to 60% by the Company and 40% by JCC.

Operating strategy

- Reinforcing management in production, maintenance and technological renovation in an effort to minimise the time required for the blow-off overhaul as well as the expenses therefor.

- The Company will increase the volume of self-produced copper concentrates by about 7% in 2002 after acquiring the Wushan Mine. In addition, the raw material reserves increased in the previous year will be able to withstand the supply and price risks on the international copper raw materials market caused by the production cut.

- Taking advantage of technological advancement and technological breakthroughs to raise the copper recovery from concentrates and the grade of self produced concentrates, raise the electrolytic current density and increase the output of copper cathode. This led to reduction in unit cost of production for copper.

- According to the Copper Processing Agreement entered into between the Company and JCC on 3 September 2001, the Company will continue to improve the transition work on operation of processed copper and self-produced copper.

- Actively looking for raw material resources, signing intention agreements on long-term copper concentrates supply to secure the need of growth in smelting capacity expansion; cooperation with copper producers and dealers in the PRC for establishing 中銅聯合銅業有限責任公司 (Zhangtong United Copper Company Limited) in order to jointly explore and develop domestic and overseas copper resources.

By Order of the Board
He Changming
Chairman

Jiangxi, the PRC
11 April 2002

FINANCIAL SUMMARY PREPARED UNDER IAS

	Year ended 31 December				
	2001	2000	1999	1998	1997
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
RESULTS					
Turnover	**2,995,793**	3,524,512	2,712,183	2,427,808	3,073,946
Cost of sales and services	**(2,342,509)**	(3,004,086)	(2,336,433)	(2,157,007)	(2,301,868)
Gross profit	**653,284**	520,426	375,750	270,801	772,078
Other operating income	**46,099**	13,307	11,666	96,723	65,748
Distribution and administrative expenses	**(193,074)**	(257,146)	(223,730)	(193,292)	(183,808)
Other operating expenses	**(30,645)**	(25,482)	(37,533)	(25,658)	(13,053)
Profit from operations	**475,664**	251,105	126,153	148,574	640,965
Finance costs	**(163,067)**	(142,240)	(102,989)	(138,550)	(239,925)
Profit before tax	**312,597**	108,865	23,164	10,024	401,040
Taxation	**(102)**	(98)	(7)	—	—
Profit after tax	**312,495**	108,767	23,157	10,024	401,040
Minority interests	**(122)**	(106)	(6)	—	—
Net profit for the year	**312,373**	108,661	23,151	10,024	401,040

	At 31 December				
	2001	2000	1999	1998	1997
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
ASSETS AND LIABILITIES					
Total assets	**8,470,761**	7,752,833	7,195,451	6,551,306	6,320,821
Total liabilities	**(3,764,065)**	(3,829,071)	(3,380,263)	(2,759,996)	(2,539,535)
Minority interests	**(694)**	(640)	(727)	—	—
Net assets	**4,706,002**	3,923,122	3,814,461	3,791,310	3,781,286

FINANCIAL INDICATORS UNDER IAS

	2001	2000	1999	1998	1997
	RMB	*RMB*	*RMB*	*RMB*	*RMB*
Basic earnings per share	**0.128**	0.045	0.010	0.004	0.165
Net assets per share	**1.766**	1.612	1.567	1.558	1.554
Return on net assets(%)	**6.64**	2.77	0.61	0.26	10.61

SUMMARY OF ACCOUNTING AND BUSINESS DATA UNDER THE PRC GAAP

	2001 *RMB'000*
Total profit	301,659
Net profit	301,435
Net profit less non-regular profit and loss	304,273
Profit from principal business	655,349
Profit from other business	7,557
Operating profit	322,989
Earning from investment	1,820
Earning from subsidy	98
Net balance of non-business expense	23,249
Net cash flow from operating activity	640,292
Net increase of cash and cash equivalent	314,957

Items and the amounts of deducting non-regular profit and loss

Item	**Amount** *RMB'000*
Earning from subsidy	98
Others	(2,936)
Impact of non-regular profit and loss on income tax	0

ACCOUNTING INFORMATION AND FINANCIAL GUIDELINE FOR THE LAST THREE YEARS UNDER THE PRC GAAP

Item	**2001** *RMB'000*	2000 *RMB'000*	1999 *RMB'000*
Income from principal business	**2,995,793**	3,524,512	2,712,183
Net profit	**301,435**	108,660	23,152
Total asset	**8,460,149**	7,749,142	7,231,203
Shareholders' interests (excluding minority shareholders)	**4,572,800**	3,898,782	3,814,463
Earnings per share	**0.11**	0.045	0.011
Earnings per share less non-regular profit and loss	**0.11**	0.045	0.011
Net asset per share	**1.72**	1.60	1.57
Adjusted net asset per share	**1.71**	1.59	1.57
Net cash flow per share from operating activity	**0.24**	0.28	0.16
Ratio of net asset earning (%)	**6.59**	2.79	0.61
Ratio of weighted average of net asset earning (%)	**7.44**	2.81	0.61
Ratio of net asset earning less non-regular profit and loss	**6.65**	2.79	0.71

Note: The above accounting data and financial indicators are all calculated and filled in according to consolidated financial statements prepared under IAS.

NET ASSET EARNING RATIO AND INDEX OF EARNINGS PER SHARE PREPARED UNDER PRC GAAP

	Net asset earnings ratio %		Fully diluted Earnings per share (RMB)	
	Full Amortization	Weighted Average	Full Amortization	Weighted Average
Revenue from principal operations	14.33	16.18	0.25	0.27
Operating profit	7.06	7.98	0.12	0.13
Net profit	6.59	7.44	0.11	0.12
Net profit less non-regular profit and loss	6.65	7.51	0.11	0.13

Note: the above indicator is calculated and filled in accordance with "No.9 Regulation regarding disclosure of information of public listed companies" by China Security Regulatory Committee.

DIFFERENCE BETWEEN FINANCIAL STATEMENT PREPARED UNDER PRC GAAP AND IAS

	Year ended 31 December 2001 RMB'000 Net Profit	At 31 December 2001 RMB'000 Net Assets
As reported under PRC GAAP	301,435	4,572,800
Adjustments made to conform with IAS		
— Interest income from subscription deposit for A Shares issuing which is recognised as income in accordance with IAS	10,938	—
— Common shares dividend proposed by the board of directors after 31 December 2001 which is not booked in accordance with IAS	—	133,202
As reported under IAS	312,373	4,706,002

PROFIT DISTRIBUTION PLAN FOR 2001

After auditing, the profit after taxation of the Company calculated according to the PRC GAAP was RMB301,434,708 while the profit after taxation for the year calculated according to the IAS was RMB312,373,000.

The Board of Directors proposes to distribute profit after tax calculated under the PRC GAAP as follows: transfer 10% after tax amounting to RMB30,155,893 to the statutory surplus reserve, 10% amounting to RMB30,149,682 to the statutory public welfare funds and 20% amounting to RMB60,345,957 to the discretronary surplus reserves.

The Board of Directors proposes to distribute a final dividend of RMB0.05 (inclusive of tax) per share the fiscal year ended 31 December 2001 to all shareholders, totalling approximately RMB133,202,000 (2000: RMB24,340,000. The undistributed profit of the Group prepared under PRC GAAP amounted to RMB313,023,000 is carried forward to the following year for distribution.

Of the final dividends, the dividends for domestic capital shares are distributed and paid in Renminbi, and the dividends for H Shares are distributed in Renminbi but paid in Hong Kong dollar (the value shall be calculated according to the average exchange rate between Renminbi and Hong Kong dollar announced by the People's Bank one week prior to 12 June 2002). Transfer procedures for shareholders of H Shares will be suspended in the period from Monday, 13 May to Wednesday, 12 June 2002 (both days inclusive); the dividends will be distributed on Friday, 5 July 2002 to the shareholders whose names appear on the register of holders of the Company's H Shares on Tuesday, 21 May 2002. Further announcement regarding register of holders of A Shares and the payment date for dividends will be made according to the relevant requirements after the application therefor by the Company has been accepted by the China Securities Clearing and Registration Company, Shanghai Branch.

The said dividend distribution plan is yet to be approved by the shareholders of the Company in the general meeting to be convened on 12 June 2002.

PROFIT DISTRIBUTION POLICY FOR THE NEXT YEAR

The 2002 profit distribution as predicted by the Board of Directors of the Company is as follows: drawing a 10% statutory surplus reserve; drawing a 10% statutory public welfare funds; with the resolution of the General Meeting of Shareholders, drawing discretionary surplus reserves; paying cash dividends to holders of ordinary shares once, with the total cash dividends to be distributed not to be less than 30% of the net profit realized in the current year of 2002, and the proportion of undistributed profit carried forward from the previous years to be distributed as cash dividends not to be less than 10%. The Company will not implement any plan for capitalization of reserves.

The Board of Directors of the Company reserves the right to adjust the distribution policy in line with the actual conditions of the Company.

The following is the discussion and analysis of the Company's 2001 annual results. The investors are advised to read this discussion and analysis in conjunction with the Company's audited financial statements for 2001 and the financial statements for 2000 and their notes.

BUSINESS

The following statement reflects the total output quantity of the Company's products in 2001:

Products	2001	2000	Increase (decrease)	Increase (decrease)
Copper cathode (ton)	**226,263**	194,225	321,038	16.5%
Of which: processing copper (ton)	**98,673**	24,810	73,863	297.7%
Gold (kg)	**6,723**	5,361	1,362	25.4%
Silver (kg)	**115,043**	68,019	47,024	69.1%
Sulphuric acid (ton)	**823,103**	760,948	62,155	8.2%
Pyrite concentrates (ton)	**728,133**	674,347	53,786	8.0%

The following statement reflects the sales quantity of the Company's products in 2001:

Products	2001	2000	Increase (decrease)	Increase (decrease)
Copper cathode (ton)	**229,536**	189,660	39,876	21.0%
Of which: processing copper (ton)	**98,673**	24,810	73,863	297.7%
Gold (kg)	**6,722**	5,292	1,430	27.0%
Silver (kg)	**117,830**	63,642	54,188	85.1%
Sulphuric acid (ton)	**829,764**	797,700	32,064	4.0%
Pyrite concentrates (ton)	**751,956**	624,972	126,984	20.3%

The following statement reflects the changes in the average sales price (inclusive of tax) of the Company:

Products	2001	2000	Increase (decrease)	Increase (decrease)
Copper cathode (RMB/ton)	**16,592**	18,136	(1,544)	(8.5%)
of which: processing copper (RMB/ton)	**3,447**	4,016	(569)	(14.2%)
Gold (RMB/kg)	**72,438**	77,371	(4,933)	(6.4%)
Silver (RMB/kg)	**1,036**	1,153	(118)	(10.2%)
Sulphuric acid (RMB/ton)	**242**	193	49	25.3%
Pyrite concentrates (RMB/ton)	**66**	70	(4)	(5.7%)

The following statement reflects the composition of main operating turnover of the Company according to products

	2001 *RMB'000*	2000 *RMB'000*
Copper cathode	**1,855,765**	2,555,328
Gold	**492,241**	409,442
Others	**357,097**	474,578
Processing tolling	**290,690**	85,164
	2,995,793	3,524,512

The following statement reflects the composition of main operating turnover of the Company according to sales region

	2001 *RMB'000*	2000 *RMB'000*
PRC	**2,925,824**	3,010,191
South Korea	—	341,289
Other regions	**69,969**	173,032
	2,995,793	3,524,512

DISCUSSION AND ANALYSES OF OPERATING RESULTS

During the year, the production capacity of the Company including processed copper increased by 16.5% over the previous year. The sales of self-produced copper had declined, the volume of processed copper increased together with a drop in the prices of copper resulting in a decrease in main operating turnover by RMB528,720,000 (or 15.0%) from the previous year to RMB2,995,790,000, the Company still realised a gross profit, complied according to IAS, amounted to RMB653,280,000, representing an increase of RMB132,860,000 (or 25.5%) over the previous year.

During the year, the profit before tax was 312,600,000 under IAS, representing an increase of RMB203,730,000 (or 187.1%) over the previous year. Under PRC GAAP, the net profit was RMB301,430,000, representing an increase of RMb192,770,000 (or 177.40%).

Major change in the profit and loss account calculated under the IAS are as follows:

	2001	2000	Increase (decrease)	Increase (decrease)
	RMB'000	RMB'000	RMB'000	%
Turnover	**2,995,793**	3,524,512	(528,719)	(15.0)
Gross profit	**653,284**	520,426	132,858	25.5
Profit before tax	**312,597**	108,865	203,732	187.1

The net profit calculated under the IAS was RMB10,940,000 over that calculated under the PRC GAAP due to the divergency in the way of representation in the accounts regarding interest income from the proceeds of the Company's issuance of A Shares between the two accounting standards.

The reasons and discussions for the increase in profit before tax calculated under the International Accounting Standards were as follows:

(1) Increase in sales volume resulting in gross profit surged by RMB132,860,000. Of which, the sales of copper cathode (including processing copper) had increased, which contributed to the increase in gross profit by RMB51,660,000. The rise in sales of gold and silver contributed to the increase in gross profit by RMB82,430,000.

(2) Reduction in the selling prices of products, resulting in a decline in gross profit by RMB235,810,000. Of which, the selling prices of copper cathode dropped by 8.5%, profit declined by RMB172,740,000, and tolling fee for copper cathode reduced by 14.2%, resulting in a decrease in gross profit by RMB48,020,000.

The selling price of copper cathode was RMB16,592/ton which was approximately 2.3% over the price in SHFE. This is mainly attributable to a greater sales volume of copper cathode in the first half of the year than in the latter half of the year and that the prices of copper of the Company were higher in the first half of the year than in the second half of the year.

(3) Decline in unit cost of good sold leading to an increase in gross profit by RMB237,700,000. The main reason for the decline is that the copper cathode of the Company is basically produced from copper in concertrate which is produced by the Company, resulting in a decrease in costs by 8%. Imported copper in concertrate is for processing and the increase in production volume copper cathode led to a reduction in fixed unit costs and unit processing cost dropped by about 21.3%. The sales costs of other by-products also delined at different degrees.

(4) Decrease in costs for the period resulting in a rise in profit before tax by RMB43,240,000.

(i) During the year, the expenses for management of the Company amounted to RMB161,490,000, which had decreased by RMB60,090,000, or 27.1% over the previous year. The reasons for the decreases were the adoption by the Company of the effective measures in chasing up the collection of the accounts receivables for which provision for bad debts had been made in previous years and achieved certain effect. The provision for bad debts for the year decreased by RMB23,960,000 and collected accounts receivable in the sum of RMB28,140,000 which had been recognized as loss of doubtful debts for previous years.

(ii) Sales expenses for the year was RMB31,580,000, which had decreased by RMB3,980,000 (or 11.2%). The decrease was mainly attributable to a significant decline in exports of copper from last year. The export fees included in operating expenses had decreased accordingly.

(iii) Finance costs amounted to RMB163,070,000, which had increased by RMB20,830,000 (or 14.6%). The increase was mainly attributable to a corresponding rise in finance costs as a result of the delivery of the fixed assets acquired or constructed by the Company.

(5) During the year, other operating income amounted to RMB46,100,000, which had increased by RMB32,790,000 over last year, of which RMB10,940,000 was interest income from the proceeds of the issuance of A Shares.

FINANCIAL STATUS

During the year, the total assets calculated under the PRC GAAP amounted to RMB8,460 million, total liabilities amounted to 3,890 million and net assets were RMB4,570 million. The net assets of the Company calculated under the IAS was RMB133 million more over that calculated under PRC GAAP due to the divergency in treatment of distribution of final dividend in cash of the Company between the two accounting standards.

The discussion and analysis of the financial status of the Company for the year prepared under IAS are as follows:

	2001	2000	Increase (decrease)	Increase (decrease)
	RMB'000	RMB'000	RMB'000	%
Total assets	**8,470,761**	7,752,833	717,928	9.3
Total liabilities	**3,764,065**	3,829,071	(65,006)	(1.7)
Of which: long-term liabilities	**1,881,831**	2,032,701	(150,870)	(7.4)
Minority interests	**694**	640	54	8.4
Shareholder's equity	**4,706,002**	3,923,122	782,880	19.96

Notes: (1) The principal reasons for the increase of total assets are the purchase and construction of fixed assets in the year, increase of cash after the A Shares issue, and increase of raw material reserves by some 9,078 tons.

(2) The principal reasons for increase of shareholders interests are the additional issue of 230 million A Shares and realization of capital appreciation from production and operation in the year.

OPERATING CAPITAL AND SOURCES OF CAPITAL

At the end of the year, the net current assets of the Company amounted to RMB767,980,000, and the current ratio was 1.41 of which bank balance and cash deposit were RMB683,330,000, representing an increase of RMB314,520,000 over the previous year. The principal reason for the increase was that the funds raised from the A Shares issue in the year were all deposited at the bank.

At the end of the year, the borrowings from banks totalled RMB2,998.59 million, of which those due within one year amounted to approximately RMB1,161.67 million, those due within one to two years amounted to approximately RMB795.81 million, those due within two to five years amounted to approximately RMB521.40 million, and those due in more than five years amounted to approximately RMB519.71 million. The interest rate for all borrowings from banks ranged from 4.5% to 6.2%(2000: 5.6% to 8.5%).

During the year, the net operating cash inflow was RMB639,850,000; the net cash inflow from financing activities was RMB293,640,000; the net cash outflow in investing activities was RMB618,530,000, the total cash inflow amounted to RMB314,960,000.

The Company has all along adhered to the principle of prudent financial planning and steady operation, stresses the control of financial risks and safe operation of funds, and does not provide any credit guarantee and money lending to any other company (including holding company) or group other than the Company itself. It has all along maintained good reputation in commercial banks, which implies its strong capacity for continuous financing.

Steady financial policy, good bank creditability, ample operating cash flow and strict fund control and safety system have established reliable financial guarantee system for healthy and steady development of the Company.

INFLUENCES OF CHINA'S WTO ACCESSION ON THE COMPANY

Before China entered the WTO, the tariff for import of copper raw material under general trade was zero, and the tariff for export of refined copper was a low rate of 2%; before China entered the WTO, the import and export quotas for copper products under general trade were cancelled; the domestic copper price movement was closely pegged to that of the international copper price. Therefore, the tax reduction policy and the policy of opening the copper market after China's WTO accession will not have any unfavorable influence on the Company.



To strengthen the cooperation with foreign enterprises on technological businesses

PREFERENTIAL TAXATION POLICY

As a foreign-investment enterprise, the Company has enjoyed the income tax preferential policy of "exemption for two years and 50% reduction for three years" starting from 1997. The implementation expired at the end of 2001.

From 2002 to 2004, the income tax rate for the Company will be 16.5% according to the No. 172 [1999] document issued by the State Administration of Taxation and the approval of the No. 122 [2001] document by the Jiangxi Provincial State Taxation Administration.

The remaining portion of tax benefit of RMB55,630,000 with respect to PRC produced plant and equipment for production use which has not been utilised in 2000 had been fully utilised to set off the amount of increase in enterprise income tax for 2001. The amount of investment in the purchase of PRC produced plant and equipment for production use in 2001 amounted to RMB13,040,000, of which RMB1,400,000 had been utilised to set off the amount of increase in enterprise income tax for the current year of 2001 and the balance of RMB11,640,000 can be carried forward for future years.

DETAILS OF EMPLOYEES

As at 31 December 2001, the total number of employees of the Company is 11,189, of which 8,609 are production personnel, 858 are technicians, 1,273 are management personnel and 449 are other supporting personnel.

The educational level of the employees is as follows: the employees possessing post-secondary or above of graduates qualifications account for approximately 14.9% of the total number of employees; received polytechnic and senior secondary school education for approximately 49.8%; received junior secondary or below education for approximately 35.3%.

None of the employees was retired in the year.

CHANGES IN SHAREHOLDERS' INTERESTS DURING THE REPORTING PERIOD IN ACCORDANCE WITH PRC GAAP

Items	Share capital	Capital reserve	Statutory surplus reserve fund	Statutory public welfare fund	Undistributed profit	Discretionary surplus reserve	Total shareholders' fund
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
As at 1 January 2001	2,434,038	1,016,963	52,093	34,345	95,902	265,441	3,898,782
Increase during 2001	230,000	275,784	30,156	30,150	62,513	301,435	930,038
Decrease during 2001	—	—	—	(2,167)	—	(253,853)	(256,020)
As at 31 December 2001	2,664,038	1,292,747	82,249	62,328	158,415	313,023	4,572,800

Note: Reasons for the changes: (i) Share capital: the issuance of 230,000,000 A Shares during the year; (ii) capital reserve: share premium as a result of issuance of A Shares; (iii) Statutory surplus reserve and statutory public welfare fund: the transfer of 10% of the net profit for the current year (iv) discretionary surplus reserve: the transfer of 20% of the net profit for the current year; (v) undistributed profit: the balance of the net profit for the year after distribution.

STATEMENT OF SHARE CAPITAL CHANGE

	Before change (shares)	Additional issues (shares)	After change (shares)
I. Unlisted shares			
1. Shares held by promotors			
Of which:			
Shares held by the State-owned legal person	1,275,556,200	—	1,275,556,200
Shares held by domestic legal persons	2,000,000	—	2,000,000
Shares held by overseas legal persons	—	—	—
Other	—	—	—
2. Issued but unlisted A Shares	—	230,000,000	230,000,000
3. Shares held by staff	—	—	—
4. Preferred shares or other	—	—	—
Total of unlisted shares	1,277,556,200	230,000,000	1,507,556,200
II. Listed shares			
1. RMB ordinary shares	—	—	—
2. Domestically listed foreign capital shares	—	—	—
3. Overseas listed foreign capital shares	1,156,482,000	—	1,156,482,000
Total of listed shares	1,156,482,000	—	1,156,482,000
III. Total shares	2,434,038,200	230,000,000	2,664,038,200

Notes: *(1)* The overseas listed foreign capital shares include 500 million H Shares held by International Copper. The said shares may be transferred and listed after the expiry of three years from 1997.

(2) Issued but unlisted A Shares are the 230 million A Shares issued to domestic investors on 21 December 2001. The said shares were listed on the Shanghai Stock Exchange on 11 January 2002.

SHAREHOLDERS INFORMATION

By December 31, 2001, the number of shareholders holding the Company's shares amounted to 130,247, of which 4,122 were H Shares holders and 126,125 were A Shares holders.

TOP TEN SHAREHOLDERS OF THE COMPANY

Name of Shareholder		Percentage of Holdings at Year End (shares)	Percentage of Share Capital Held(%)	Type of Shares Held
1	Jiangxi Copper Company	1,275,556,200	47.881	State-owned legal person share
2	HKSCC Nominees Limited	1,131,953,000	42.490	H Shares
	Of which: International Copper	500,000,000	18.768	H Shares (promotes)
3	Huaxia Growth Fund	2,161,000	0.081	A Shares
4	Hua'an Innovation Fund	1,389,000	0.052	A Shares
5	Xinghe Fund	1,319,000	0.050	A Shares
6	Tianhua Fund	1,282,000	0.048	A Shares
7	Song Zhen Yuan	1,095,000	0.041	H Shares
8	Xinghua Fund	1,030,000	0.039	A Shares
9	Shenzhen Baoheng (Group) Co., Ltd.	1,000,000	0.038	Legal person share
10	HSBC Nominees (Hong Kong) Limited	908,000	0.034	H Shares

Notes: (1) There was no change in the number of shares held by the shareholders holding more than 5% of the Company's shares.

(2) The Company did not know whether or not there was any connected relationship among the top ten shareholders of the Company.

(3) On the listing date in 1997, International Copper pledged all its shares in the Company in favour of Bank of China Bank, Hong Kong Branch; apart from this, none of the shares held by the shareholders holding more than 5% of the Company's total shares was mortgaged or frozen.

SUBSTANTIAL LEGAL PERSON SHAREHOLDERS (HOLDING MORE THAN 10% OF THE SHARES)

Jiangxi Copper Company holds 1.276 billion shares (domestic shares) of the Company, which accounts for 47.881% of the total share capital. It is the largest shareholder of the Company. That company was founded on July 1, 1979. Its legal representative is Mr. He Changming, its registered capital is RMB3,896.06 million, and its main business covers non-ferrous metal ores, non-metallic ores and products of non-ferrous metal refining, and processing. Jiangxi Copper Company is a state-owned enterprise under direct administration of the Jiangxi Provincial People's Government.

HKSCC Nominees Limited holds 1,131,953,000 H Shares of the Company as an agent, which accounts for 42.49% of the Company's total share capital. HKSCC Nominees Limited is a member of the central clearing and delivery system. It is engaged in securities registration and custodial service for clients.

GOVERNANCE AND STRUCTURE OF THE COMPANY

Specific provision regarding shareholders and General Meetings, directors and Board of Directors, supervisors and Supervisory Committee, senior management, connected transaction, information disclosure was provided in the Company's Articles of Association, which is in compliance with relevant provisions of the listing place.

The Company set up the system of independent director in January 1997 and established an Independent Audit Committee comprising independent directors in August 1998. The convene of Company's General Meetings, meetings of Board of Directors and Supervisory Committee and their daily work are in accordance with provisions of the Company's Articles of Association.

In accordance with "Governing Principles of Listing Companies" by relevant PRC's authority, the Company needs to formulate ruling procedure for General Meetings and information disclosure system.

PERFORMANCE OF DUTIES OF INDEPENDENT DIRECTORS

The Company's Board of Directors has 11 members, 6 of which are external directors, of which 4 are independent non-executive directors, who come from areas of mining industry, economics, law and accounting. They have many years of experience in each specialized field.

In accordance with Listing Rules of Hong Kong Stock Exchange, four independent non-executive directors formulated independent audit committee under the Board of Directors. This committee will review the Company's material connected transaction, continuous transaction and financial statement, examine the Company's internal control system and avoid financial risks. Such work improved the objectiveness of the Board resolutions and safeguard interests of the minority shareholders.

SEPARATION OF THE COMPANY FROM HOLDING SHAREHOLDER IN TERMS OF PERSONNEL, ASSET, FINANCE, ORGANIZATION AND BUSINESS

Independence of the Company's business and asset

The Company owns principal assets of Dexing Copper Mine, Yongping Copper Mine and Guixi Smelter, including a complete production line from mining, milling and smelting. The Company has independent and complete system of supplies purchases and sales with its assets completely independent.

Independence of personnel and structure

General Manager, Deputy General Manager, Financial Controller, Chief Engineer and Secretary of Board of Directors all work in the Company on full-time basis and receive remuneration from the Company. They did not hold any position at Jiangxi Copper Company, the holding shareholder of the Company, from which the personnel and organization of the Company is independent.

Financial independence

The Company has its own independent financial institute and accounting system. A series of accounting regulations and financial management regulations was set up. The Company opened independent account at the bank and paid tax independently. The Company made independent financial decisions in accordance with Articles of Associations and relevant regulations. Jiangxi Copper Company did not intervene in the Company's use of funds.

Assessment, encouragement and restriction system of senior management

The Company adopts the policy of linking annual remuneration of the Company's senior management to their performance. Remuneration for directors is determined by the General Meeting. Remuneration for senior management is determined by the Board of Directors. The Company is actively exploring to improve the system of assessment, encouragement and restriction and controlling of senior management.

Annual remuneration

In accordance with the Articles of Associations, ruling procedure regarding remuneration of the Company's directors and supervisors is subject to the approval by General Meeting and that of senior management is subject to the approval by Board of Directors. The remuneration of director, supervisor and senior manager are determined on basis of resolutions to be passed at General Meeting and/or Board of Directors, service contract of directors and record of growth of the Company's annual operating results.

During 2001, the remuneration of directors, supervisors and senior managers totaled Rmb2.19 million, of which five people were between Rmb230,000 to 260,000; 6 people's between Rmb90,000 to 120,000 and 4 people's between Rmb30,000 to 50,000.

Total amount of annual allowance for four independent non-executive directors was Rmb40,000, of which Mr. Long Tao, Mr. Sun Chuanrao, Mr. Shi Zhongliang and Mr. Liu Xinxi each received Rmb10,000.

The remuneration for the three highest paid directors totaled Rmb780,000. The remuneration for the three highest paid senior managers totaled Rmb620,000.

Mr. Wang Zhenkun, Chairman of Supervisory Committee and Mr. Liu Sigen, Mr. Yang Qimin and Mr. Zhu Jinyan, supervisors, received remuneration from Jiangxi Copper Company, the Company's holding shareholder.

Appointment of senior manager during the year

Mr. Li Yihuang was appointed as the Company's General Manager On 16 May 2001 and approved by written resolution of the Board of Directors, and Mr. Liu Yuewei was appointed as the Deputy General Manager, who was nominated by General Manager. Mr. Liu Jianghao was appointed as the Company's Chief Engineer on 21 November 2001 by written resolution of the Board of Directors.

Resignation of Director, Supervisors and Senior management of the Company during the year

During the year, Mr. Zhang Shuijian resigned from the position of executive director of the Company due to change of job and Mr. Yuan Zeping was appointed as a new executive director of the Company; Mr. Wang Yunjie resigned from the position of independent non-executive director of the Company due to change of job and Mr. Liu Xinxi was appointed as a new independent non-executive director of the Company; Mr. Cai Jihua resigned from his position of supervisor of the Company due to change of job and Ms. Yang Mingjie was appointed as a new supervisor of the Company; Mr. He Changming resigned from the position of general manager of the Company due to change adjusting legal person structuring.

THE ISSUANCE OF SHARES AND THE LISTING THEREOF

Issuance and Listing of Shares

During the year, the Company had issued 230,000,000 A Shares. As per the section headed "Successful issuance of 230 million A Shares to expand financing sources and to boast the Company's development" under "Operating Strategy" contained in the Chairman's Statement.

During the year, the Company was not involved in significant legal proceedings or arbitration events.

The Company had no significant asset acquisitions or sale, or merger or consolidation events during the year.

CONNECTED TRANSACTIONS

During the year, the Company had following connected transaction regarding purchase, supply of processing and labor service with Jiangxi Copper Company or the companies it controls:

Connected party/ Connected transactions	Amount of transaction (RMB Ten Thousand)	Pricing principle	Payment method of	Percentage of similar transactions
With Jiangxi Copper Company or its controlled companies				
Supply of processing on materials provided	21,579	market price	cash	74%
Sale of electrolytic copper, cathode and sulphuric acid	18,106	market price	cash	9%
Sale of auxiliary industrial products	7,325	market price	cash	53%
Sale of by-products	1,363	market price	cash	100%
Purchase of copper concentrates	14,294	market price	cash	84%
Purchase of scrap copper	13,852	market price	cash	100%
Purchase of auxiliary industrial products	15,959	local market price	cash	43%
Rental expenses for rail transportation	717	actual price + tax	cash	100%
Rental expenses for land use right	1,500	State price	cash	100%
Rental expenses for office building	401	contract price	cash	100%
Rental expenses for staff quarter and use of common facilities	1,389	amortise to staff On basis of actual cost	cash cash	100%
Repair and maintenance services provided to the Group	8,163	repair of machinery on basis of standard of non-ferrous metals industry, repair of vehicle on basis of standard set by Jiangxi Provincial Government	cash	90%
Construction service provided to the Group	2,742	Jiangxi regulation	cash	54%
Vehicle transportation service provided to the Group	4,227	Vehicles for production On basis of actual cost +tax, other vehicles on basis of Jiangxi standard	cash	99%
Supply of water and transmission of electricity by the Group	2,926	actual price + tax	cash	74%
Industrial water supplied to the Group	1,843			
Brokerage agency services provided to the Group	99			
Railway transport and unloading services provided to the Group	1,176	Rmb18/ton, Xiangsi Station of Dexing Copper Mine	cash	100%
Environmental greenery services provided to the Group	295	actual cost amortised by number of staff	cash	100%
Social welfare and support services provided to the Group	8,365	welfare and medical service On basis of 18% of total salary, thers on basis of actual cost in proportion to the number of staff or asset	cash	100%

The above connected transactions were made in the ordinary and usual course of the Company, and were made on normal commercial terms or on terms no less favourable than terms available to or from independent third parties. They are fair and reasonable to shareholders of the Company. The above connected transactions were done within the prescribed amount according to different categories, without going beyond the caps set at waivers given by the Stock Exchange of Hong Kong or approved by independent shareholders at general meeting.

DEBT AND LIABILITY (PREPARED UNDER PRC GAAP)

Nature	Items	Amount (RMB0'000)	Reasons
Liability	Accounts receivable	722	• Normal, including guarantee for futures
	Other receivable	1,586	
	Prepayments	1,101	• Paid under normal commercial terms
	Bills receivable	577	• Draft on demand endorsed and paid by Jiangxi Copper Company and its controlled companies
	Total	3,986	
Debt	Bills payable	2,300	• Bank draft on demand by the Company to Jiangxi Copper Corporation and its controlled companies
	Accounts payable	3,821	• Normal payment payable to Jiangxi Copper Corporation and its controlled companies, mainly transactions under supply contract and "Industry Service Contract"
	Recoipes in advance	112	• Received under normal commercial terms
	Other payables	13,117	• Normal payment payable to Jiangxi Copper Corporation and its controlled companies, mainly transactions under "Comprehensive Service Contract"
	Long-term liability	187	• Mining right transfer fee payable to Jiangxi Copper Company, due within one year
	Long-term payable	4,491	• Mining right transfer fee payable to Jiangxi Copper Company due after one year
	Total	24,028	

The aforesaid debt and liability with holding shareholders are mainly normal commercial actions regarding advance payment for purchases and sales, which have no adverse affect on the Company's financial status.



Asset acquisition — the Wushan Mine, currently one of the largest underground copper operations

The Company completed acquisition of operating assets, related liability and mining right of Wushan Copper Mine in January 2002. Detail of such acquisition was set out in Prospectus in connection with the issuance of the Company's A Shares.

Details of other connected transactions are set out in note 31 to the financial statements prepared under IAS and note 48 to the financial statements prepared under PRC GAAP.

MATERIAL CONTRACTS AND THEIR PERFORMANCE

Save and except for those which have been mentioned in the announcements in the past, the Company had no significant events of managing on custody, contracting or leasing assets of other companies, or having other companies managing on custody, contracting or leasing assets of the Company during the year.

During the year, the Company had no significant guarantee events.

During the year, the Company had no significant events concerning financial management on trust.

During the year, the Company did not have any deposit on trust at financial institutions or non-financial institutions, and also did not have any circumstance of failure to recover time deposits due.

UNDERTAKINGS OF SHAREHOLDERS HOLDING 5% OR MORE INTERESTS

In accordance with the undertakings provided by Jiangxin Copper Company on 22 May 1997 to the Company and the "Agreement to Inject Assets" entered into with the Company on 16 May 1997, Jiangxi Copper Company made the following undertakings to the Company:

During the period when it holds 30% or more voting right of the Company, Jiangxi Copper Company and its subsidiaries and associates (including companies, enterprises and business controlled by Jiangxi Cooper Company) (except for those controlled through the Company) shall not engage in any activities or business which may directly or indirectly compete with the Company's business.

During the period when it holds 30% or more voting right of the Company, Jiangxi Copper Company will devote utmost efforts to ensure the independence of the Board of Directors of the Company and will not impose any control in accordance with requirements of HongKong Stock Exchange and LME.

The Company will havè pre-emptive right to acquire the land use right in relation to Dexing Copper Mine, Yongping Copper Mine and Guixi Smelter if it is to be transferred.

The Company will have pre-emptive right to buy copper concentrates produced by its mines and the purchase price shall not exceed market price.

By an option agreement dated 16 May, 1997, Jiangxi Copper Company has granted to the Company to purchase from Jiangxi Copper Company any mines, smelters or refineries owned and/or operated by it now or in the future, and any exploration and mining rights and assets held by Jiangxi Copper Company now or in the future. Such options are exercisable from time to time during which Jiangxi Copper Company remains interested in such assets and rights.Such assets or rights should be determined by independent appraiser in accordance with relevant laws and approved by relevant State assets authorities. The price would not be more than the fair market value of such rights and assets.

AMENDMENTS TO ARTICLES OF ASSOCIATIONS

The Extraordinary General Meeting of the Company held on 19 January 2001 approved to authorize the Board of Directors(or director committee appointed by the Board) to handle register procedure regarding the Company's registered capital and amendments to Articles of Associations by way of special resolution.

On 31 December 2001, the director committee appointed by the Board of Directors made the following amendments to the Articles of Association in accordance with the special resolution passed on 19 January 2001:

Article 21 "The Company issueed 656,482,000 shares of ordinary share after establishment, all of which are overseas listed foreign investment shares H Shares, representing 26.97% of the Company's listed ordinary shares. The share structure after the aforesaid issuance was: 2,434,038,200 ordinary shares, of which promoter holds 1,777,556,200 shares (including domestic investment shares and foreign investment shares (H Shares, such promoter shares are not transferable within three years upon the date of establishment of the Company under the Securities Law), other shareholders of overseas listed foreign investment share H Shares hold 656,480,000 shares"

Amended to

"The Company issueed 656,482,000 shares of overseas listed foreign investment H Shares and 230,000,000 shares of domestic listed domestic investment A Shares, which are all ordinary shares, representing 24% and 9% of the Company's ordinary shares. The share structure after the aforesaid issuance is : 2,664,038,200 ordinary shares, of which promoter holds 1,777,556,200 shares: including domestic investment share and foreign investment share(H Shares), such promoter share is not transferable within three years upon the date of establishment of the Company), other shareholders of overseas listed foreign investment share (H Shares) hold 656,482,000 shares and shareholders of domestic listed investment share hold 230,000,000 shares".

Article 24 "The Company's registered capital is Rmb2,434,038,200" amended to "The Company's registered capital is Rmb2,664,038,200."

APPOINTMENT OF CERTIFIED PUBLIC ACCOUNTANTS

During 2001, the Company reappointed Deloitte Touche Tohmatsu Shanghai Certified Public Accountants Ltd., PRC, and Deloitte Touche Tohmatsu Certified Public Accountants , Hong Kong as the Company's PRC and international auditors. The Board of Directors recommends to reappoint the above firms as the Company's PRC and international auditors for the year 2002.

REMUNERATION PAID TO CERTIFIED PUBLIC ACCOUNTANTS DURING THE YEAR

	2001	2000
For the year	**HKD2,780,000**	HKD1,550,000
For issuance of A Shares	**HKD3,900,000**	—
For estimation of earnings from issuance of A Shares	**RMB50,000**	—
For valuation on proceeds raised from issuance of A Shares	**RMB30,000**	—
Others (travel and accomodation expenses)	**RMB60,000**	RMB160,000

During the year, none of the Company, the Board of Directors, directors, supervisors and senior managers has been punished by China Securities Regulatory Commission through administrative punishment circulation criticism or publicly criticized by any securities exchanges.

The Board of Directors hereby presents the Report of Board of Directors and audited financial statements of the Company and its subsidiaries ("the Group") for the year ended 31 December 2001.

DAILY WORK OF THE BOARD OF DIRECTORS

- ***During the year the Board held six meetings***

  On 16 March 2001, a Board of Directors' meeting was held. This meeting considered and approve the following resolution: 2000 Annual Report and audited financial statements; 2000 Profit Appropriation Plan and Final Dividend Distribution Plan to be submitted to 2000 Annual General Meeting for approval; Resignation of Mr. Wang Yunjie, independent non-executive director, and nomination of Mr. Liu Xinxi as candidate for independent non-executive director subject to approval of 2000 Annual General Meeting; Resignation of Mr. Zhang Shuijiang from the position of Deputy General Manager; number of members of Independent Audit Committee increased to 4 and appointment of Mr. Huang Dongfeng as Secretary to the Independent Audit Committee; holding of 2000 Annual General Meeting.

  On 11 April 2001, the Board of Directors opined in written form that the Company's new issuance of A Shares is in accordance with provisions of "Regulation regarding issuance of new shares" of listed companies and "Notice to manage the issuance work of new shares for listed companies".

  On 16 May 2001, the Board of Directors approved a resolution in written form regarding the resignation of Mr. He Changming from the position of General Manager and the appointments of Mr. Li Yihuang and Mr. Liu Yuwei as General Manager and Deputy General Manager of the Company respectively were approved.

  On 27 August 2001, a Board of Directors' meeting was held at which the following resolutions were considered and approved: 2001 Interim Report and unaudited financial statements; resignation of Madam Qi Huaiying, the Company's director and Deputy General Manager, from the position of Deputy General Manager and re-assessment of estimated useful lives of property, plant and equipment.

  On 31 August 2001, the Board of Directors considered and approved a resolution in written form regarding the entering into a processing agreement with Jiangxi Copper Company ("JCC").

  On 21 November 2001, the Board of Directors considered and approved a resolution in written form regarding the appointment of Mr. Liu Jianghao as the Company's Chief Engineer.

- **Execution of Resolutions passed at General Meetings by the Board of Directors**

  During the year, the Board of Directors of the Company fully exercised rights authorised by the General Meeting and performed their duties in accordance with the Company's Articles of Associations and the Company Law. All of the resolutions passed at the General Meeting were carried out.

THE INDUSTRY AND THE COMPANY'S POSITION

The Company is the largest integrated copper manufacturer in the People's Republic of China (the "PRC") which consolidates mining, milling and smelting. The Company owns two largest open copper mines - Dexing Copper Mine and Yongping Copper Mine. Its copper reserves rank No.1 in the copper industry of China. It has the largest and modern smelter with annual production capacity of 200,000 tons. The technological renovation project Phase III of Guixi Smelter is in progress. Upon completion, the annual production capacity can reach 350,000 - 400,000 tons, which will enable the Company to become one of the largest copper enterprises in the world.

PRINCIPAL ACTIVITIES

The Company is principally engaged in copper mining, milling, smelting and refining, producing copper cathode and by-products including copper concentrates, sulphuric acid, gold and silver. The Company also engages in smelting and refining the material provided by the customers. The Company's subsidiary is engaged in sales of sulphuric acid.

RESULTS AND APPROPRIATIONS

Details of the results of the Group and appropriations of the Company for the year prepared under IAS and PRC GAAP are set out respectively in the consolidated income statement on page 33 and the statement of income and profits appropriation on page 64 and the accompanying notes to the financial statements.

SHARE CAPITAL

The details of movements during the year in the registered and issued share capital of the Company are set out in note 27 to the financial statements prepared under IAS and in note 33 to the financial statements prepared under PRC GAAP.

RESERVES

Details of movements in the reserves of the Group and the Company during the year are set out in note 28 to the financial statements prepared under IAS and in notes 34 to 36 to the financial statements prepared under PRC GAAP

BORROWINGS AND INTEREST CAPITALISED

Details of borrowings of the Group and the Company at the balance sheet date are set out in notes 26 and 29 to the financial statements prepared under the IAS and in notes 29 to 31 to the financial statements prepared under PRC GAAP. Interest capitalised by the Group during the year in respect of construction in progress amounted to approximately RMB17,300,000, details of which are set out in note 8 to the financial statements prepared under IAS and in note 41 to the financial statements prepared under PRC GAAP.

DIRECTORS AND SUPERVISORS

The directors and supervisors of the Company during the year and up to the date of this report were as follows:

Executive directors:

He Changming, Chairman	
Qi Huaiying	
Du Xinmin	
Wang Chiwei	
Gao Jianmin	
Cui Guisheng	
Yuan Zeping	(appointed on 19 January 2001)
Zhang Shuijian	(resigned on 19 January 2001)

Independent non-executive directors:

Long Tao	
Sun Chuanyao	
Shi Zhongliang	
Liu Xinxi	(appointed on 17 May 2001)
Wang Yunjie	(resigned on 17 May 2001)

Supervisors:

Wang Zhenkun	
Zhu Jingyan	
Yang Qimin	
Liu Sigen	
Yang Mingjie	(appointed on 15 March 2001)
Cai Jihua	(resigned on 15 March 2001)

All directors have entered into service contracts with the Company up to the date of the annual general meeting of the Company to be held in the year 2003.

In accordance with the provisions of the Company's Articles of Association, the term of office of the Chairman and all other directors shall be three years commencing from the date of appointment or re-election and renewable upon re-appointment or re-election. In accordance with the provisions of the Companies Law in the PRC, the term of office of supervisors shall also be three years and renewable upon re-appointment or re-election.

None of the directors or supervisors has a service contract with the Company which is not terminable by the Company within one year without payment of compensation, other than statutory compensation.

DIRECTORS', SUPERVISORS' AND CHIEF EXECUTIVES' INTERESTS IN SHARES

During the year, none of the directors, supervisors or chief executives held any interest in shares of the Company, or any of its associated corporations as defined in the Securities (Disclosure of Interests) Ordinance of Hong Kong ("SDI Ordinance"), and none of the directors, supervisors or chief executives, or their spouses or children under the age of 18, had any right to subscribe for shares of the Company, or had exercised any such right.

NUMBER OF SHAREHOLDERS AND SUBSTANTIAL SHAREHOLDERS

There were 130,247 shareholders recorded in the register of shareholders of the Company as at 31 December 2001.

According to the register of substantial shareholders, maintained under Section 16(1) of the SDI Ordinance, as at 31 December 2001, the following shareholders had an interest representing 10% or more of the Company's issued share capital:

Name	Number of shares	% of issued share capital held
Jiangxi Copper Company	1,275,556,200 Domestic Shares	47.881%
International Copper Industry (China) Investment Limited ("International Copper") (note)	500,000,000 H Shares	18.768%

Note: By virtue of their respective interests in International Copper, Silver Grant International Industries Limited, China Minmetals H.K. (Holdings) Limited, International Copper Industry Investment (BVI) Limited, Nonferrous Metals International (BVI) Limited and Nonferrous Metals International Limited are deemed to be interested in the H Shares held by International Copper under the SDI Ordinance.

PROCEEDS FROM ISSUE OF A SHARES

The gross proceeds from issue of A Shares amounted as RMB522,100,000 were received on 28 December 2001 and the net proceeds after deducting the share issue expenses amounted to approximately RMB494,850,000. Up to 31 December 2001, the said proceeds have not been utilised.

USE OF FUNDS OTHER THAN PROCEEDS

- During the year, the Company has invested RMB157.48 million in the technical renovation project of the Guixi Smelter Phase III (See the section headed "Operating Strategy" in the Chairman's Statement).
- During the year, the investment in the Dexing Copper Mine with a daily processing capacity of 90,000 tons amounted to RMB225.70 million (See the section headed "Operating Strategy" in the Chairman's Statement).
- During the year, the preliminary investment in Fujiawu Copper Mine amounted to RMB65 million (See the section headed "Operating Strategy" in the Chairman's Statement).

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group expended an aggregate of RMB648,900,000 on property, plant and equipment, which mainly comprised the construction for the expansion of Guixi Phase III and the upgrade and increase of the mining capacity at the Dexing Mine. Details of these and other movements in the property, plant and equipment of the Group and the Company during the year are set out in note 15 to the financial statements prepared under IAS and in notes 16 and 17 to the financial statements prepared under PRC GAAP.

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

At no time during the year was the Company or its holding company or its subsidiary, a party to any arrangements to enable the directors, supervisors or chief executives of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company or its holding company or its subsidiary, was a party and in which a director or supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

The group has certain agreements with JCC including a miscellaneous supplies contract, a sale agreement, an industrial services agreement, real property leases and a miscellaneous services agreement. Under these agreements (including supplements thereto), the Group will, inter alia, purchase copper concentrates, scrap copper and auxiliary industrial products from, sell copper cathode, sulphuric acid, waste, filter residue and black cement copper to, provide water and electricity to, obtain various industrial, social and support services from and lease property and land use rights from JCC and its affiliates. In addition, the Group entered into a processing agreement with JCC dated 3 September 2001 whereby the Company was appointed on an exclusive basis to process copper concentrates, bilster copper and scrap copper imported by JCC into copper cathode and to arrange for the sales and distribution of such copper cathode in the PRC. Details of the processing arrangement are set out in the circular of the Company dated 24 September 2001. The processing agreement was approved by the shareholders at an extraordinary general meeting held on 23 October 2001. Details of these transactions are set out in note 31 to the financial statements prepared under IAS and in note 48 to the financial statements prepared under PRC GAAP.

During the year, the Group entered into an agreement with JCC to acquire the the operating assets, related liabilities and mining right of the Wushan Copper Mine. Details of the above transactions are set out in note 31 to the financial statements prepared under IAS and in note 48 to the financing statements prepared under PRC GAAP.

The Group also entered into certain transactions with 江西鑫新實業股份有限公司 and 湖北三鑫金銅股份有限公司 (both of which are promoters of the Company). Details of these transactions are also set out in note 31 to the financial statements prepared under IAS and in note 48 to the financing statements prepared under PRC GAAP..

The independent non-executive directors of the Company have reviewed the above transactions and confirmed that:

(i) the transactions have been entered into in the usual and ordinary course of business of the Group;

(ii) the transactions have been entered into either on normal commercial terms or on terms no less favourable than terms available to or from independent third parties; and

(iii) the transactions have been entered into on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

In addition, at 31 December 2001, the following agreements which were entered into by the Company with JCC in May 1997 as part of the reorganisation in preparation for the listing of the Company's H Shares were still outstanding:

(A) An option agreement that JCC has given to the Company options to purchase from JCC any mines, smelters or refineries operated by it now or in the future, and any exploration and mining rights and assets held by JCC now and in the future. No option has been exercised by the Company pursuant to this option agreement up to the date of this report.

(B) A conditional sale and purchase agreement that the Company may acquire the Chengmen Shan Mine from JCC at a price to be based upon a valuation conducted by an independent appraiser recognised under PRC laws and subsequently to be confirmed by the State Assets Administration Bureau. The agreement has not become unconditional up to the date of this report.

MAJOR SUPPLIERS AND CUSTOMERS

Aggregate purchases attributable to the Group's five largest suppliers accounted for 27.8% of total purchases for the year.

The Group's largest customer accounted for 13.9% of the total turnover for the year. Aggregate turnover attributable to the Group's five largest customers accounted for 37.5% of the total turnover for the year. At 31 December 2001, JCC has beneficial interests in one of the Group's five largest customers. All transactions between the Group and the customers concerned were carried out on normal commercial terms.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

There was no purchase, sale, redemption or cancellation of the Company's listed shares by the Company during the year.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association.

SIGNIFICANT SUBSEQUENT EVENTS

Details of the significant subsequent events are set out in note 37 to the financial statements prepared under IAS and in note 51 to the financial statements prepared under PRC GAAP.

CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2001 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

AUDITORS

Messrs. Deloitte Touche Tohmatsu Shanghai CPA and Messrs. Deloitte Touche Tohmatsu have acted as the auditors of the Company for the PRC and international reporting purposes respectively. A resolution will be submitted to the annual general meeting of the Company to re-appoint Messrs. Deloitte Touche Tohmatsu Shanghai CPA and Messrs. Deloitte Touche Tohmatsu.

On behalf of the Board
Qi Huaiying
DIRECTOR

Hong Kong, 11 April 2002

WORK OF SUPERVISORY COMMITTEE

During the reporting period, the Supervisory Committee held two meetings.

On 16 March 2001, the third meeting of the second Supervisory Committee was held on the Conference Room, 13th floor, the Company's office building. This meeting was convened by Mr. Wang Zhenkun, Chairman of the Supervisory Committee. Five supervisors should have attend the meeting and four supervisors attended the meeting, which complied with relevant provisions in Articles of Associations of the Company. This meeting considered and approved the following resolutions: 2000 Annual Report, 2000 Report of the Supervisory Committee and appointment of Madam Yang Mingzie as the vice director of audit section of the Supervisory Committee. This meeting reviewed the financial report and profit appropriation plan to be submitted to the General Meeting by the Board of Directors.

On 27 August 2001, the fourth meeting of the second Supervisory Committee was held on the Conference Room, 13th floor, the Company's office building. This meeting was convened by Mr. Wang Zhenkun, Chairman of the Supervisory Committee. Five supervisors should have attend the meeting and four supervisors attended the meeting. This meeting reviewed the Company's 2001 Interim Report.

During the reporting period, the Supervisory Committee attended the fourth and sixth meeting of the second Board of Directors, 2000 General Meeting and first and second Extraordinary General Meeting in 2001.

INDEPENDENT OPINION OF THE SUPERVISORY COMMITTEE REGARDING RELEVANT MATTERS OF THE COMPANY

The Supervisory Committee carried out their duties in according to the Company Law and the Company's Articles of Associations. During the reporting period, the Supervisory Committee carefully reviewed and monitored the Company's financial management, internal control system, execution of resolutions of General Meeting, operating policies and decisions by directors and managers. The Supervisory Committee provided the following independent opinion:

Legal Operation of the Company

The Company's internal control system is complete and its decision making procedure is in accordance with law. Directors and managers did not take any actions violating laws, regulations and the Company's Articles of Associations or harming the Company's interests when performing their duties as such.

Review of the Company'S Financial Status

The Supervisory Committee is of the opinion that the 2001 audit report prepared by the auditors has truthfully reflected the Company's financial status and operating results.

The proceeds was received and deposited into the Company's account on 28 December 2001. As at the end of the year, such proceeds was not utilized.

The Company did not have any substantial events regarding purchase or disposal of assets.

Connected transactions of the Company were fair and open. There have been no events of harming interests of the listing company.

Chairman, Supervisory Committee
Wang Zhenkun

Jiangxi, the PRC
11 April 2002

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

TO THE SHAREHOLDERS OF JIANGXI COPPER COMPANY LIMITED

(A Sino-foreign joint venture joint stock limited company established in the People's Republic of China)

We have audited the financial statements on pages 33 to 60 which have been prepared in accordance with International Accounting Standards ("IAS").

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong, 11 April 2002

FOR THE YEAR ENDED 31 DECEMBER 2001

(Prepared in accordance with IAS)

	NOTES	2001 RMB'000	2000 RMB'000
Turnover	3	**2,995,793**	3,524,512
Cost of sales and services	4	**(2,342,509)**	(3,004,086)
Gross profit		**653,284**	520,426
Other operating income	5	**46,099**	13,307
Distribution costs		**(31,583)**	(35,562)
Administrative expenses		**(161,491)**	(221,584)
Other operating expenses	6	**(30,645)**	(25,482)
Profit from operations	7	**475,664**	251,105
Finance costs	8	**(163,067)**	(142,240)
Profit before tax		**312,597**	108,865
Taxation	10	**(102)**	(98)
Profit after tax		**312,495**	108,767
Minority interests		**(122)**	(106)
Net profit for the year	11	**312,373**	108,661
Appropriations:			
Transfer to reserves	12	**(120,652)**	(38,089)
Profit for the year, retained		**191,721**	70,572
Dividends	13	**133,202**	24,340
Basic earnings per share	14	**RMB0.128**	RMB0.045

There were no recognised gains or losses other than the net profit for the year.

AT 31 DECEMBER 2001

(Prepared in accordance with IAS)

	NOTES	2001 RMB'000	2000 RMB'000
Non-current assets			
Property, plant and equipment	15	**5,725,070**	5,459,547
Other assets	16	**89,865**	93,455
Other investments	18	**5,610**	—
		5,820,545	5,553,002
Current assets			
Inventories	19	**1,576,283**	1,418,195
Trade and other receivables	20	**384,677**	408,132
Taxation recoverable		**4,693**	4,693
Marketable securities	21	**1,235**	—
Pledged bank deposits		**2,268**	2,708
Bank balances and cash		**681,060**	366,103
		2,650,216	2,199,831
Current liabilities			
Trade and other payables	23	**636,532**	705,113
Taxation payable		**34**	21
Government subsidy received	24	**84,000**	—
Bank borrowings - amount due within one year	26	**1,161,668**	1,091,236
		1,882,234	1,796,370
Net current assets		**767,982**	403,461
		6,588,527	5,956,463
Capital and reserves			
Share capital	27	**2,664,038**	2,434,038
Reserves	28	**2,041,964**	1,489,084
		4,706,002	3,923,122
Minority interests		**694**	640
Non-current liabilities			
Bank borrowings - amount due after one year	26	**1,836,920**	1,985,920
Other payable - amount due after one year	29	**44,911**	46,781
		1,881,831	2,032,701
		6,588,527	5,956,463

The financial statements on pages 33 to 60 were approved and authorised for issue by the Board of Directors on 11 April 2002 and are signed on its behalf by:

Qi Huaiying
DIRECTOR

Du Xinmin
DIRECTOR

AT 31 DECEMBER 2001

(Prepared in accordance with IAS)

	NOTES	2001 RMB'000	2000 RMB'000
Non-current assets			
Property, plant and equipment	15	**5,725,061**	5,459,511
Other assets	16	**89,865**	93,455
Investment in subsidiary	17	**600**	600
Other investments	18	**5,610**	—
		5,821,136	5,553,566
Current assets			
Inventories	19	**1,576,228**	1,417,721
Trade and other receivables	20	**383,492**	407,481
Taxation recoverable		**4,693**	4,693
Marketable securities	21	**1,235**	—
Pledged bank deposits		**2,268**	2,708
Bank balances and cash		**680,486**	365,587
		2,648,402	2,198,190
Current liabilities			
Trade and other payables	23	**636,478**	705,056
Government subsidy received	24	**84,000**	—
Bank borrowings - amount due within one year	26	**1,161,668**	1,091,236
		1,882,146	1,796,292
Net current assets		**766,256**	401,898
		6,587,392	5,955,464
Capital and reserves			
Share capital	27	**2,664,038**	2,434,038
Reserves	28	**2,041,523**	1,488,725
		4,705,561	3,922,763
Non-current liabilities			
Bank borrowings - amount due after one year	26	**1,836,920**	1,985,920
Other payable - amount due after one year	29	**44,911**	46,781
		1,881,831	2,032,701
		6,587,392	5,955,464

Qi Huaiying
DIRECTOR

Du Xinmin
DIRECTOR

FOR THE YEAR ENDED 31 DECEMBER 2001

(Prepared in accordance with IAS)

	NOTE	2001 RMB'000	2000 RMB'000
Net cash from operating activities	30	**639,850**	686,724
Investing activities			
Interest received		**9,943**	4,450
Proceeds on disposal of property, plant and equipment		**21**	9
Decrease (increase) in pledged bank deposits		**440**	(2,331)
Purchase of property, plant and equipment		**(631,562)**	(681,597)
Insurance claims recovered received		**7,655**	—
Purchase of other investments		**(5,610)**	—
Purchase of marketable securities		**(31,415)**	—
Proceeds on disposal of marketable securities		**32,000**	—
Net cash used in investing activities		**(618,528)**	(679,469)
Financing			
Interest paid		**(180,366)**	(180,646)
Dividend paid by the Company		**(24,340)**	—
Dividend paid by the subsidiary to a minority shareholder		**(68)**	(193)
Proceeds on issue of A Shares (net of share issue expenses)		**494,847**	—
Government subsidy received		**84,000**	—
New borrowings raised		**1,757,478**	1,679,517
Repayment of bank borrowings		**(1,836,046)**	(1,366,771)
Repayment of other payable		**(1,870)**	(1,870)
Net cash from financing activities		**293,635**	130,037
Net increase in cash and cash equivalents		**314,957**	137,292
Cash and cash equivalents at beginning of the year		**366,103**	228,811
Cash and cash equivalents at end of the year — Bank balances and cash		**681,060**	366,103

1. GENERAL

The Company is a Sino-foreign joint venture joint stock limited company established in the People's Republic of China (the "PRC") on 24 January 1997. Jiangxi Copper Company ("JCC"), International Copper Industry (China) Investment Limited ("International Copper"), Shenzhen Baoheng (Group) Company Limited, 江西鑫新實業股份有限公司 (「江西鑫新」) and 湖北三鑫金銅股份有限公司 (「湖北三鑫」) acted as joint promoters upon establishment of the Company.

In January 1997, the Company underwent a reorganisation (the "Reorganisation") to rationalise its structure in preparation for the listing of the Company's H Shares on The Stock Exchange of Hong Kong Limited ("SEHK") and the London Stock Exchange Limited ("LSE"). Pursuant to the Reorganisation, (i) JCC transferred the business operations and the relevant assets and liabilities relating to copper mining, milling, smelting and refining processes at the Dexing Mine, the Yongping Mine and the Guixi Smelter to the Company in consideration for a total of 1,275,556,200 Domestic Shares at a nominal value of RMB1 per share issued to JCC and (ii) the other four promoters in aggregate contributed RMB502,000,000 as cash consideration to the Company in consideration for 500,000,000 Foreign Shares (which were subsequently converted into H Shares) and 2,000,000 Domestic Shares at a nominal value of RMB1 per share.

The Company's H Shares were listed on the SEHK and LSE from 12 June 1997.

In December 2001, the Company obtained the approval from China Securities Regulatory Commission for the issue of the Company's A Shares. The Company's A Shares were listed on the Shanghai Stock Exchange ("SSE") from 11 January 2002.

The Company's immediate holding company is JCC. At the beginning of 1999, State Nonferrous Metals Industry Administration ("SNMIA") held State equity interest in JCC. Subsequent to 31 December 1999, the Company received formal notification dated 24 January 2000 through JCC that China Copper Lead Zinc Corporation ("CCLZC"), a State-owned enterprise under the supervision of the State Councils, replaced SNMIA to control JCC with retrospective effect from 6 August 1999. In the opinion of the directors, CCLZC was the Company's ultimate holding company as at 31 December 1999.

In 2000, the Company was advised by JCC that JCC has received notification from the Jiangxi Provincial Government that JCC would be under direct supervision and management of the Jiangxi Provincial Government in replacement of CCLZC since July 2000 in accordance with the decision of the State Council. Accordingly, JCC has become the Company's ultimate holding company since then.

The Company is an integrated producer of copper in the PRC. Its operations consist of copper mining, milling, smelting and refining to produce copper cathode and other related products, including pyrite concentrates, sulphuric acid and electrolytic gold and silver. It also provides smelting and refining services pursuant to tolling arrangements for customers. The Company's subsidiary is engaged in the trading of sulphuric acid.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention and in accordance with IAS ("IAS").

In the current year, the Group has adopted IAS 39 (r2000) "Financial instruments: Recognition and measurement" for the first time. IAS 39 (r2000) has introduced a comprehensive framework for accounting for all financial instruments. The Group's detailed accounting policies in respect of such instruments are set out below. The adoption of this IAS has not affected the results for the current or prior periods.

In addition, revisions to a number of other IAS became effect in 2001. Those revisions concerned matters of detailed application which have no significant effect on amounts reported for the current or prior accounting periods.

The principal accounting policies adopted are as follows:

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiary made up to 31 December each year.

On acquisition, the assets and liabilities of the relevant subsidiaries are measured at their fair values at the date of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with those used by the Group.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Investments in subsidiaries

A subsidiary is an enterprise controlled by the Company. Control is achieved where the Company has the power to govern the financial and operating policies of an investee enterprise so as to obtain benefits from its activities.

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and amortised on a systematic basis following an assessment of the useful life of the asset.

Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

Negative goodwill, which represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary acquired over the cost of acquisition. Negative goodwill is released to income based on an analysis of the circumstances from which the balance resulted.

Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

On disposal of a subsidiary, the attributable amount of unamortised goodwill or negative goodwill is included in the determination of the gain or loss on disposal.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed.

Service income is recognised when services are provided.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Property, plant and equipment

Construction in progress represents assets in the course of construction for production, rental or administrative purposes, or for purposes not yet determined. They are carried at cost, less any identified impairment loss where the recoverable amount of the asset is estimated to be lower than its carrying value. Cost includes all construction expenditure and other direct costs, including borrowing costs, attributable to such projects. Costs on completed construction works are transferred to other appropriate category of property, plant and equipment.

No depreciation is provided in respect of construction in progress until it is completed and is ready for its intended use.

Property, plant and equipment other than construction in progress are stated at cost less accumulated depreciation and any identified impairment loss.

Depreciation is charged to write off the cost of property, plant and equipment other than construction in progress over their estimated useful lives, after taking into account their estimated residual value, using the straight-line method.

During the year, the directors re-assessed the estimated useful lives of property, plant and equipment and considered that those assets should more approximately be amortised over the following revised periods:

	Estimated useful lives	
	Previous	**Revised**
Buildings	12 to 40 years	12 to 40 years
Plant, machinery and equipment	10 to 21 years	10 to 25 years
Motor vehicles	9 to 11 years	10 to 12 years

The directors are of the opinion that the extension of the estimated useful lives reflects more fairly the present condition and usage of property, plant and equipment. Accordingly, the carrying amount of property, plant and equipment is depreciated on a prospective basis from 1 January 2001 over the remaining estimated useful lives. The effect of this change is to reduce the depreciation charge for the year by approximately RMB43,817,000.

Used assets acquired as part of the Reorganisation are depreciated over their estimated remaining useful lives as determined by the directors by reference to estimations made by an independent valuer. The estimated remaining useful lives of the used assets are limited up to the original useful lives of relevant assets.

The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Trademark

Trademark is stated at cost less accumulated amortisation and any identified impairment loss. The cost incurred in the acquisition of trademark is capitalised and amortised on a straight-line basis over the term of the related mining rights of 30 years.

Mining rights

Mining rights are stated at cost less accumulated amortisation and any identified impairment loss. The cost of mining rights is amortised on a straight-line basis over their estimated useful lives of 13 to 30 years.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Inventories

Inventories of concentrates, work in progress and metal are physically measured or estimated and valued at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

To the extent to which more than one finished product is obtained from the mineral resource ("joint products"), all joint production costs are apportioned between the resulting finished products by reference to their estimated net realisable values at the point where those joint products become physically separated.

All secondary products obtained during the course of production ("by-products") are stated at the lower of the processing costs of the by-products subsequent to the split-off point and net realisable value.

Inventories of auxiliary materials, consumable supplies and spare parts expected to be used in production are stated at weighted average cost less provision for obsolescence.

Impairment

At each balance sheet date, the Group reviews the carrying amount of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset (or cash-general unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Financial assets

The Group's principal financial assets are bank balances and cash and trade and other receivables.

Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Marketable securities held for short-term and are carried at market value at the balance sheet date. Increases or decreases in the carrying amount of marketable securities are recognised as income or expense of the year.

Other investments represent unquoted investments, the fair value of which cannot be reliably determined, and are stated at cost and subject to a test for impairment loss.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial liabilities and equity instruments

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into.

The Group's principal liabilities include interest bearing bank loans and trade and other payables.

Interest bearing bank loans are recorded at the proceeds received. Finance charges are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade and other payables are stated at their nominal value.

Equity instruments are recorded at the proceeds received, net of direct issue costs.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated.

Government subsidy

Government subsidy is recognised as income over the periods necessary to match them with the related costs which they are intended to compensate.

Taxation

The charge for current tax is based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting profit.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled. Deferred tax is charged or credited to the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Forward contracts

Gains and losses arising from forward sales contracts which hedge sales revenue from future production, are deferred and included in sales revenue when the hedged production is delivered. Gains or losses arising from forward sales contracts settled before the maturity date are credited or charged to other operating income or other operating expense of the income statement respectively.

Gains and losses arising from forward buy contracts which hedge imported materials purchase cost for the Group's production are deferred and included as part of purchase cost when the hedged purchase is delivered. Gains or losses arising from forward buy contracts settled before the maturity date are credited or charged to other operating income or other operating expense of the income statement respectively.

Research and development expenditure

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from development expenditure is recognised only if all of the following conditions are met:

- an asset is created that can be identified;
- it is probable that the asset created will generate future economic benefits; and
- the development cost of the asset can be measured reliably.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred. Internally-generated intangible assets are amortised on a straight-line basis over their useful lives.

Restoration, rehabilitation and environmental expenditure

Where conditions of title, or other rights to use properties including rights to mine require that restoration, rehabilitation or environmental protection activities be carried out during the course of the use of the properties, costs of such activities are recognised as expenses at the time the costs are incurred. Where, due to current or previous activities, an obligation exists to carry out restoration, rehabilitation or environmental protection works in the future, an estimate of the cost of such rehabilitation is recognised as an expense.

Exploration and development expenditure

Expenditure during the initial exploration stage is written off as incurred. When it can be reasonably ascertained that a mining property is capable of commercial production, exploration and development expenditure incurred is capitalised and written off over the life of the mining property. If any project is abandoned during the development stage, the total expenditure thereon will be written off.

Retirement benefits scheme

The Group participates in a retirement plan administered by the provincial government pursuant to which the Group pays a fixed percentage of the salaries and wages of its qualifying staff and employees as a contribution to the plan through JCC. The contribution payable in respect of the year to the retirement plan is charged to the income statement.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, that is assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets, until such time as the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the costs of those assets.

All other borrowing costs are expensed in the period in which they are incurred.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Operating leases

Rentals payable under operating leases are charged to the income statement on a straight-line basis over the term of the relevant lease.

Foreign currency translation

The Group maintains its books and records in Renminbi.

Foreign currency transactions are translated into Renminbi at the applicable rates of exchange quoted by The People's Bank of China ruling at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated into Renminbi at the applicable rates of exchange quoted by The People's Bank of China ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

3. TURNOVER AND SEGMENT INFORMATION

Turnover represents net amount received and receivable for goods sold and services rendered during the year. An analysis of the Group's turnover, by business segments, is as follows:

	2001	2000
	RMB'000	*RMB'000*
Business segments		
Sales of goods	**2,705,103**	3,439,348
Tolling services	**290,690**	85,164
	2,995,793	3,524,512

The Group's turnover and net profit for the year are almost entirely derived from the production and sale of copper cathode and other related products. The directors consider that these activities constitute one business segment since the products are related and are subject to common risks and returns.

An analysis of the Group's turnover for the year, by geographical market segments, is as follows:

	2001	2000
	RMB'000	*RMB'000*
Geographical market segments		
PRC	**2,925,824**	3,010,191
South Korea	—	341,289
Others	**69,969**	173,032
	2,995,793	3,524,512

All of the production facilities of the Group are located in the PRC.

4. COST OF SALES AND SERVICES

The cost of sales and services includes amounts of approximately RMB4,040,000 (2000: nil) and RMB6,105,000 (2000: nil) relating to a reversal of provision made to write down sulphur concentrate inventories to estimated net realisable value and provision made to write down spare parts inventories to estimated net realisable value respectively.

5. OTHER OPERATING INCOME

An analysis of the Group's other operating income is as follows:

	2001 *RMB'000*	2000 *RMB'000*
Interest income on proceeds from issue of A Shares	**10,938**	—
Other interest income from banks	**3,497**	4,450
Other interest income	**6,446**	—
Insurance claims recovered	**7,655**	—
Gain on settlement of future contracts before their maturity dates	—	2,936
Others	**17,563**	5,921
	46,099	13,307

6. OTHER OPERATING EXPENSES

The other operating expenses include an amount of approximately RMB4,365,000 (2000: nil) relating to loss on settlement of future contracts before their maturity dates.

7. PROFIT FROM OPERATIONS

	2001 *RMB'000*	2000 *RMB'000*
Profit from operations has been arrived at after charging:		
Amortisation of mining rights and trademark	**3,590**	3,590
Auditors' remuneration	**1,851**	1,500
Depreciation of property, plant and equipment (note a)	**369,507**	369,017
Licence fee on railway transportation	**7,174**	7,174
Operating lease rental in respect of:		
— land use rights	**15,000**	15,000
— machinery and vehicles	**3,978**	5,031
— office premises	**4,354**	3,612
— staff quarters and use of common facilities (note b)	**14,645**	10,954
Allowance for bad and doubtful debts	—	23,957
Research and development expenses	**5,142**	6,259
Restoration, rehabilitation and environmental expenses	**32,072**	26,750
Staff costs, including directors' and supervisors' remuneration (note c)	**224,438**	260,342
Write-down of property, plant and equipment	**13,810**	—
and after crediting:		
Reversal of allowance for bad and doubtful debts	**28,142**	—

Notes:

(a) Depreciation of approximately RMB366,734,000 (2000: RMB367,340,000) and RMB2,773,000 (2000: RMB1,677,000) were included in cost of sales and services and administrative expense respectively.

(b) The amount was also included in staff costs above.

(c) There were approximately 11,200 employees (2000: 11,400 employees) as at 31 December 2001.

8. FINANCE COSTS

	2001 RMB'000	2000 RMB'000
Interest on borrowings wholly repayable within five years	**151,508**	148,616
Interest on borrowings not wholly repayable within five years	**28,858**	32,030
Total borrowing costs	**180,366**	180,646
Less: Amount included in the cost of qualifying assets	**(17,299)**	(38,406)
	163,067	142,240

The capitalisation rate for general borrowings during the year was 6.1% (2000: 6.1%).

9. DIRECTORS' AND SUPERVISORS' REMUNERATION

	2001 RMB'000	2000 RMB'000
Directors		
Fees:		
Executive	—	—
Independent non-executive	**40**	40
	40	40
Other emoluments (executive directors):		
Salaries and other benefits	**945**	805
Performance related bonus	**220**	220
Retirement benefits scheme contributions	**206**	184
	1,371	1,209
	1,411	1,249
Supervisors		
Fees:	—	—
Other emoluments:		
Salaries and other benefits	**414**	368
Retirement benefits scheme contributions	**98**	92
	512	460
	512	460

The five highest paid individuals of the Company were all executive directors. Emoluments of each of the directors and supervisors are less than RMB1,000,000 for the years ended 31 December 2001 and 2000.

10. TAXATION

	2001 RMB'000	2000 RMB'000
Domestic income tax	**102**	98

Pursuant to the Provisional Regulation of the PRC on enterprise income tax promulgated by the State Council on 26 November 1993, with effect from 1 January 1994, all PRC domestic enterprises are subject to a unified income tax rate of 33% on their taxable profits.

Pursuant to the Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises and confirmed by the Jiangxi Provincial Tax Bureau, the Company, being a Sino-foreign joint venture joint stock limited company involved in manufacturing, is exempted from PRC income tax for a period of two years from its first profitable year, and thereafter will be entitled to a 50% relief on the income tax calculated at the unified income tax rate of 33% for a period of three years. The Company is into its third and last year of the three-year tax relief period and a reduced income tax rate of 16.5% therefore applies.

10. TAXATION *(Continued)*

Pursuant to a notice dated 14 January 2000 issued jointly by the Ministry of Finance and the State Tax Bureau, which is also subsequently confirmed by the Company with the Jiangxi Provincial Tax Bureau, the Company, being a Sino-foreign joint venture joint stock limited company, is entitled to a tax benefit ("Tax Benefit"), which is calculated as 40% of the current year's additions of PRC produced plant and equipment for production use. The Tax Benefit is, however, limited to the amount of increase in enterprise income tax for the current year in which the plant and equipment are acquired as compared with the tax amount of the preceding year. The portion of the Tax Benefit that is not utilised in the current year can be carried forward for future application for a period of not more than five years. The Tax Benefit not utilised as at 31 December 2001 amounted to approximately RMB11.6 million (2000: RMB55.6 million).

Domestic income tax in the PRC for 2001 is calculated at the rate of 33% (2000: 33%) on the estimated assessable profit of the subsidiary for the year.

The taxation charge can be reconciled to the profit before tax per the consolidated income statement as follows:

	2001 *RMB'000*	2000 *RMB'000*
Profit before tax	**312,597**	108,865
Tax at the domestic rates of 16.5% and 33% for the Company and subsidiary respectively	**49,839**	18,027
Tax effect of income that is not taxable in determining current year taxable profit	**(30)**	—
Tax effect of expenses that are not deductible in determining current year taxable profit	**1,779**	1,655
Tax effect of the provision for doubtful debts that are not deductible in determining current year taxable profit	**2,771**	1,656
Tax effect of the provision (reversal of provision) to write down inventories to net realisable values that are not recognised as deferred tax asset	**1,387**	(150)
Tax effect of the write-down of property, plant and equipment that are not recognised as deferred tax asset	**1,379**	—
Reversal of tax effect of tax losses not recognised as deferred tax asset in 1999	—	(3,232)
Reduction of income tax in respect of the Tax Benefit	**(57,023)**	(17,858)
Taxation	**102**	98

At 31 December 2001, the deductibility of the provision for doubtful debts for taxation purpose has not been agreed with the local tax bureau. In the opinion of the directors, it is not reasonably certain that the whole or part of the amount of accumulated provision for doubtful debts of approximately RMB86 million (2000: RMB117 million) could be deducted in determining taxable profits in the future. Accordingly, the potential deferred tax asset of approximately RMB28 million (2000: RMB39 million) has not been recognised in the financial statements.

11. NET PROFIT FOR THE YEAR

Of the Group's net profit for the year of RMB312,373,000 (2000: RMB108,661,000), a profit of RMB312,291,000 (2000: RMB108,792,000) has been dealt with in the financial statements of the Company.

12. TRANSFER TO RESERVES

	2001	2000
	RMB'000	*RMB'000*
The amount represents transfer to:		
Statutory surplus reserve	**30,156**	10,878
Statutory public welfare fund	**30,150**	10,872
Discretionary surplus reserve	**60,346**	16,339
	120,652	38,089

The amounts transferred to statutory surplus reserve and statutory public welfare fund for the year by the Company are each based on 10% (2000: 10%) of the Company's net profit for the year, prepared in accordance with the PRC GAAP. The amount transferred to discretionary surplus reserve for the year by the Company is based on 20% (2000: 15%) of the Company's net profit for the year, prepared in accordance with the PRC GAAP.

The amounts transferred to statutory surplus reserve and statutory public welfare fund for the year by the subsidiary are based on 10% (2000: 10%) and 5% (2000: 5%) respectively of the subsidiary's net profit for the year, prepared in accordance with the PRC GAAP. The subsidiary received a tax refund for prior year's domestic income tax and credited the amount to discretionary surplus reserve as instructed by local tax bureau during the year.

Pursuant to regulations in the PRC relating to the mining industry, the Company is required to transfer an amount to the capital reserve account, and such amount is entitled as additional deduction from operating income for PRC tax and accounting purposes. The amount is calculated as the shortfall of the amount of depreciation on property, plant and equipment in respect of mines and the amount calculated is based on the volume of copper ores extracted each year and at the applicable rate per ton of copper ores. The utilisation of the amount in the capital reserve account will be subject to the rules in the PRC Companies Law and is not available for distribution to shareholders. With the approval from the Ministry of Finance, the Company has been exempted from making this appropriation to the capital reserve account.

13. DIVIDENDS

	2001	2000
	RMB'000	*RMB'000*
Proposed final dividend of RMB0.05 (2000: RMB0.01) per share	**133,202**	24,340

On 31 May 2001, a dividend of RMB0.01 per share on 2,434,038,200 shares, in aggregate approximately RMB24,340,000, was paid to the shareholders as the final dividend for 2000.

The directors propose to distribute a final dividend of RMB0.05 per share (tax inclusive for A Shares) for the year ended 31 December 2001. Total estimated dividend to be paid is RMB133,202,000.

Dividends for H Shares will be paid, on 5 July 2002, to the shareholders on the register of shareholders of H Shares of the Company on 21 May 2002.

Further announcement regarding register of shareholders of A Shares and the payment date for dividends will be made after the relevant application by the Company has been accepted by the China Securities Clearing and Registration Company, Shanghai Branch.

This dividend is subject to approval by shareholders at the annual general meeting to be convened on 12 June 2002.

14. BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the year is based on the net profit for the year of RMB312,373,000 (2000: RMB108,661,000) and on the weighted average number of 2,440,969,707 shares (2000: 2,434,038,200 shares) outstanding during the year.

15. PROPERTY, PLANT AND EQUIPMENT

	Buildings RMB'000	Plant, machinery and equipment RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
THE GROUP					
COST					
At 1 January 2001	2,800,814	5,482,745	992,555	479,102	9,755,216
Additions	—	48	—	648,813	648,861
Reclassifications	192,182	183,222	87,970	(463,374)	—
Write-down	—	(51,265)	(6,771)	—	(58,036)
Disposals	—	—	(21)	—	(21)
At 31 December 2001	2,992,996	5,614,750	1,073,733	664,541	10,346,020
DEPRECIATION					
At 1 January 2001	695,205	3,001,318	599,146	—	4,295,669
Provided for the year	106,489	216,047	46,971	—	369,507
Eliminated on write-down	—	(39,202)	(5,024)	—	(44,226)
At 31 December 2001	801,694	3,178,163	641,093	—	4,620,950
CARRYING AMOUNT					
At 31 December 2001	2,191,302	2,436,587	432,640	664,541	5,725,070
At 31 December 2000	2,105,609	2,481,427	393,409	479,102	5,459,547

	Buildings RMB'000	Plant, machinery and equipment RMB'000	Motor vehicles RMB'000	Construction in progress RMB'000	Total RMB'000
THE COMPANY					
COST					
At 1 January 2001	2,800,814	5,482,655	992,555	479,102	9,755,126
Additions	—	48	—	648,813	648,861
Reclassifications	192,182	183,222	87,970	(463,374)	—
Write-down	—	(51,265)	(6,771)	—	(58,036)
Disposals	—	—	(21)	—	(21)
At 31 December 2001	2,992,996	5,614,660	1,073,733	664,541	10,345,930
DEPRECIATION					
At 1 January 2001	695,205	3,001,264	599,146	—	4,295,615
Provided for the year	106,489	216,020	46,971	—	369,480
Eliminated on write-down	—	(39,202)	(5,024)	—	(44,226)
At 31 December 2001	801,694	3,178,082	641,093	—	4,620,869
CARRYING AMOUNT					
At 31 December 2001	2,191,302	2,436,578	432,640	664,541	5,725,061
At 31 December 2000	2,105,609	2,481,391	393,409	479,102	5,459,511

The land in the PRC on which the buildings are situated is State-owned and JCC has obtained the rights to use the land. Pursuant to a lease agreement dated 30 April 1997, the Company leases from JCC the rights to use the land, on which its buildings are situated, for a fixed term of 30 years, subject to the right of the Company to renew for a further term of 5 years, at an annual rental of approximately RMB15,000,000.

16. OTHER ASSETS

	Mining rights *RMB'000*	Trademark *RMB'000*	Total *RMB'000*
THE GROUP AND THE COMPANY			
COST			
At 1 January 2001 and at 31 December 2001	56,191	51,684	107,875
AMORTISATION			
At 1 January 2001	7,540	6,880	14,420
Provided for the year	1,870	1,720	3,590
At 31 December 2001	9,410	8,600	18,010
CARRYING AMOUNT			
At 31 December 2001	46,781	43,084	89,865
At 31 December 2000	48,651	44,804	93,455

The Company acquired the mining rights in respect of the Dexing Mine and the Yongping Mine from JCC in 1997. According to the mining right certificates, the Company has the right to mine in the Dexing Mine and the Yongping Mine for a period of 30 and 13 years respectively.

The Company acquired the "Guiye" copper trademark from JCC as part of the Reorganisation effected in January 1997.

17. INVESTMENT IN SUBSIDIARY

	THE COMPANY 2001 & 2000 *RMB'000*
Unlisted investment, at cost	600

The Company holds a 60% interest in the registered capital of 蕭山銅達化工有限公司 ("Xiaoshan Tongda"), a limited liability company established in the PRC which is engaged in the trading of sulphuric acid.

18. OTHER INVESTMENTS

THE GROUP AND THE COMPANY

The amount represents unquoted equity investments, the fair value of which cannot be reliably determined. They are stated at cost and subject to a test for impairment loss.

19. INVENTORIES

	THE GROUP		THE COMPANY	
	2001 *RMB'000*	2000 *RMB'000*	**2001** *RMB'000*	2000 *RMB'000*
Auxiliary materials and consumable supplies	**116,352**	123,695	**116,352**	123,695
Spare parts	**418,309**	393,759	**418,309**	393,759
Work in progress	**939,741**	746,873	**939,741**	746,873
Finished goods	**101,881**	153,868	**101,826**	153,394
	1,576,283	1,418,195	**1,576,228**	1,417,721

The balance of inventories of the Group and the Company at 31 December 2001 includes spare parts of approximately RMB7,572,000 (2000: nil) and finished goods of approximately RMB41,197,000 (2000: RMB50,347,000) which are carried at net realisable value.

20. TRADE AND OTHER RECEIVABLES

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables - third parties	**182,498**	201,068	**180,335**	197,402
Other receivables - third parties	**165,775**	155,820	**165,031**	155,641
Amounts due from JCC and its affiliates - trade (note)	**36,206**	50,975	**36,206**	50,975
Amount due from a minority shareholder of subsidiary (note)	**198**	269	—	—
Amount due from subsidiary (note)	—	—	**1,920**	3,463
	384,677	408,132	**383,492**	407,481

The aged analyses of trade receivables and amounts due from JCC and its affiliates are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade receivables				
Within one year	**152,426**	173,299	**150,303**	170,340
Between one to two years	**19,613**	23,014	**19,613**	22,948
Between two to three years	**5,693**	4,349	**5,653**	3,708
Over three years	**4,766**	406	**4,766**	406
	182,498	201,068	**180,335**	197,402

	THE GROUP AND THE COMPANY	
	2001	2000
	RMB'000	*RMB'000*
Amounts due from JCC and its affiliaites		
Within one year	**35,593**	50,074
Between one to two years	**613**	—
Over three years	—	901
	36,206	50,975

Sales of copper cathode, electrolytic gold and silver are settled on delivery. The average credit period taken on sales of other products is one year, while longer credit period will be given for major customers. Down payments or cash on delivery are normally required for new customers.

The directors consider that the carrying amount of trade and other receivables approximates their fair value.

Note: The amounts are unsecured, non-interest bearing and repayable on demand.

21. MARKETABLE SECURITIES

	THE GROUP AND THE COMPANY	
	2001	2000
	RMB'000	*RMB'000*
Fair value at 31 December	**1,235**	—

The investments in marketable securities represent investments in listed equity securities in the PRC which present the Group with opportunity for return through dividend income and trading gains. The fair values of these securities are based on quoted market prices.

22. OTHER FINANCIAL ASSETS

Bank balances and cash

The amount comprises cash and short-term deposits held by the Group treasury function. The carrying amount of these assets approximates their fair value.

Credit risks

The Group's credit risk is primarily attributable to its trade and other receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables, estimated by the Group's management based on past experience and the current economic environment.

The credit risk on liquid funds is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group has no significant concentration of credit risk, with exposure spread over a large number of counterparties and customers.

23. TRADE AND OTHER PAYABLES

	THE GROUP		THE COMPANY	
	2001	2000	**2001**	2000
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables - third parties	**190,981**	232,640	**190,981**	232,640
Other payables - third parties	**252,785**	341,674	**252,731**	341,617
Amounts due to JCC and its affiliates — trade (note)	**190,896**	128,929	**190,896**	128,929
Amount due to JCC - other (note 29)	**1,870**	1,870	**1,870**	1,870
	636,532	705,113	**636,478**	705,056

The aged analyses of trade payables and amounts due to JCC and its affiliates (excluding the other payable as set out in note 29) are as follows:

	THE GROUP AND THE COMPANY	
	2001	2000
	RMB'000	*RMB'000*
Trade payables		
Within one year	**175,035**	210,457
Between one to two years	**9,759**	19,339
Between two to three years	**2,921**	2,050
Over three years	**3,266**	794
	190,981	232,640

23. TRADE AND OTHER PAYABLES *(Continued)*

Amounts due to JCC and its affiliates

Within one year	**187,011**	124,582
Between one to two years	**3,822**	4,254
Between two to three years	**46**	—
Over three years	**17**	93
	190,896	128,929

Note: The amounts are unsecured, non-interest bearing and repayable on demand.

24. GOVERNMENT SUBSIDY RECEIVED

THE GROUP AND THE COMPANY

The amount represents the government subsidy received for reimbursing interest expense on borrowings for financing the expansion project of Guixi Smelter Phase III which will be recognised as income next year to match when the related interest expense is incurred.

25. OTHER FINANCIAL LIABILITIES

Trade and other payables

The balance principally comprises amounts outstanding for trade purchases, construction costs and ongoing costs. The average credit period taken for trade purchases is 60 to 90 days.

The directors consider that the carrying amount of trade payables approximates their fair value.

26. BANK BORROWINGS

	THE GROUP AND THE COMPANY	
	2001	2000
	RMB'000	*RMB'000*
Medium and long term bank loans	**2,008,920**	2,165,926
Short term bank loans	**989,668**	911,230
	2,998,588	3,077,156
Less: Amount due within one year included under current liabilities	**(1,161,668)**	(1,091,236)
Amount due after one year	**1,836,920**	1,985,920

Bank borrowings are repayable as follows:

Within one year	**1,161,668**	1,091,236
Between one to two years	**795,810**	599,810
Between two to five years	**521,400**	799,400
Over five years	**519,710**	586,710
	2,998,588	3,077,156

All of the bank borrowings are in Renminbi, unsecured and carry interest at rates ranging from 4.5% to 6.2% (2000: 5.6% to 8.5%) per annum.

At the balance sheet date, bank borrowings amounting to approximately RMB484,710,000 (2000: RMB624,972,000) were supported by guarantees from JCC.

The directors estimate that the carrying amount of the Group's bank borrowings approximates their fair value.

27. SHARE CAPITAL

	Registered, issued and fully paid *RMB'000*
Share of RMB1 each	
Balance at 1 January 2000 and 31 December 2000	
— 1,277,556,200 Domestic Shares	1,277,556
— 1,156,482,000 H Shares	1,156,482
	2,434,038
New issue of 230,000,000 A Shares on 21 December 2001	230,000
Balance at 31 December 2001	2,664,038

Except for the currency in which dividends are paid and the restrictions as to whether the shareholders can be PRC investors or foreign investors, Domestic Shares, H Shares and A Shares rank pari passu in all respects with each other.

28. RESERVES

	Share premium *RMB'000*	Capital reserve *RMB'000*	Other reserve *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Discretionary surplus reserve *RMB'000*	Accumulated profits *RMB'000*	Total *RMB'000*
THE GROUP								
At 1 January 2000	1,016,849	70,546	(92,506)	41,214	41,214	61,822	241,284	1,380,423
Net profit for the year	—	—	—	—	—	—	108,661	108,661
Appropriations to reserves	—	—	—	10,878	10,872	16,339	(38,089)	—
Reclassification	—	—	—	—	(17,741)	17,741	—	—
At 1 January 2001	1,016,849	70,546	(92,506)	52,092	34,345	95,902	311,856	1,489,084
New issue of A Shares	292,100	—	—	—	—	—	—	292,100
Share issue expenses	(27,253)	—	—	—	—	—	—	(27,253)
Net profit for the year	—	—	—	—	—	—	312,373	312,373
Dividends paid - 2000 final	—	—	—	—	—	—	(24,340)	(24,340)
Appropriations to reserves	—	—	—	30,156	30,150	60,346	(120,652)	—
Reclassification	—	—	—	—	(2,167)	2,167	—	—
At 31 December 2001	1,281,696	70,546	(92,506)	82,248	62,328	158,415	479,237	2,041,964

	Share premium *RMB'000*	Capital reserve *RMB'000*	Other reserve *RMB'000*	Statutory surplus reserve *RMB'000*	Statutory public welfare fund *RMB'000*	Discretionary surplus reserve *RMB'000*	Accumulated profits *RMB'000*	Total *RMB'000*
THE COMPANY								
At 1 January 2000	1,016,849	70,546	(92,506)	41,214	41,214	61,822	240,794	1,379,933
Net profit for the year	—	—	—	—	—	—	108,792	108,792
Appropriations to reserves	—	—	—	10,866	10,866	16,299	(38,031)	—
Reclassification	—	—	—	—	(17,741)	17,741	—	—
At 1 January 2001	1,016,849	70,546	(92,506)	52,080	34,339	95,862	311,555	1,488,725
New issue of A Shares	292,100	—	—	—	—	—	—	292,100
Share issue expenses	(27,253)	—	—	—	—	—	—	(27,253)
Net profit for the year	—	—	—	—	—	—	312,291	312,291
Dividends paid - 2000 final	—	—	—	—	—	—	(24,340)	(24,340)
Appropriations to reserves	—	—	—	30,144	30,144	60,287	(120,575)	—
Reclassification	—	—	—	—	(2,167)	2,167	—	—
At 31 December 2001	1,281,696	70,546	(92,506)	82,224	62,316	158,316	478,931	2,041,523

28. RESERVES *(Continued)*

Capital reserve represents the excess of the value of the net assets immediately before the establishment of the Company injected into the Company by JCC as part of the Reorganisation which was determined by the PRC valuer and was approved by the State Assets Administration Bureau over the nominal value of the 1,277,556,200 Shares issued upon establishment of the Company of RMB1,277,556,200.

Other reserve represents the difference in value of certain assets and liabilities included in the net assets injected into the Company pursuant to the Reorganisation calculated in accordance with IAS and the valuation of assets and liabilities performed by the PRC valuer in accordance with relevant PRC standards and regulations, which valuation was confirmed by the State Assets Administration Bureau.

Statutory surplus reserve represents the appropriation of 10% of profit after taxation calculated in accordance with PRC GAAP and regulations and the Articles of Association of the Company and the subsidiary. The appropriation may cease to apply if the balance of the statutory surplus reserve has reached 50% of the Company's and the subsidiary's registered capital. In addition, the Company's Articles of Association also allows the Company to transfer certain amount of profit after taxation and after appropriations to the statutory surplus reserve and statutory public welfare fund, subject to shareholders' approval, to discretionary surplus reserve. According to the Company's Articles of Association, statutory surplus reserve and discretionary surplus reserve can be used to make up prior year losses, to expand production operation or to increase share capital. The Company may capitalise the statutory surplus reserve and discretionary surplus reserve by way of bonus issues provided that the amount of the statutory surplus reserve remaining after such appropriation shall not be less than 25% of the registered capital of the Company.

Statutory public welfare fund represents the appropriation of profit after taxation according to the requirements of the Company's and the subsidiary's Articles of Association and the Companies Law in the PRC. According to the requirements, the Company and the subsidiary each transfers 5% to 10% of profit after taxation calculated in accordance with PRC GAAP and regulations which in aggregate amounts to approximately RMB30,150,000 for the year (2000: RMB10,872,000) to the statutory public welfare fund. The fund can only be utilised for capital expenditure on employees' collective welfare facilities and cannot be used in staff welfare expenses. Such employee welfare facilities are owned by the Company and the subsidiary. The statutory public welfare fund is not distributable to shareholders other than in liquidation. During the year, approximately RMB2,167,000 (2000: RMB17,741,000) has been utilised by the Company for capital expenditure on employees' collective welfare facilities and the amount has been reclassified to discretionary surplus reserve.

Statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve are part of shareholders' equity.

Pursuant to the Company's Articles of Association, the amount available for the purpose of profit distribution will be deemed to be the lesser of (a) the net after-tax profit determined in accordance with PRC GAAP and regulations and (b) the net after-tax profit determined in accordance with IAS. However, the Articles of Association permit the Company to distribute dividends only after making up past losses and making allocations to the statutory reserve funds. The Company's reserve available for distribution as at 31 December 2001 was RMB313,159,469 (2000: RMB265,500,555) which represents accumulated profits as at 31 December 2001 determined in accordance with PRC GAAP.

29. OTHER PAYABLE

	THE GROUP AND THE COMPANY	
	2001	2000
	RMB'000	*RMB'000*
Portion bearing interest at 4.9% (2000: 4.9%) per annum, due within one year included as amount due to JCC - other under current liabilities (note 23)	**1,870**	1,870
Non-interest bearing portion, due after one year	**44,911**	46,781
	46,781	48,651
The amount is repayable as follows:		
Within one year	**1,870**	1,870
Between one to two years	**1,870**	1,870
Between two to five years	**5,610**	5,610
Over five years	**37,431**	39,301
	46,781	48,651

The amount represents the balance due to JCC as the consideration for the transfer of the mining rights in respect of the Dexing Mine and the Yongping Mine from JCC to the Company. The amount is repayable in 30 annual installments of RMB1,870,000 each and subject to payment of interest at a rate equal to the State lending rate for a one-year fixed term loan up to a maximum of 15% on each annual installment starting from 1 January 1998. The interest paid during the year amounted to approximately RMB91,000 (2000: RMB91,000).

30. NET CASH FROM OPERATING ACTIVITIES

	2001	2000
	RMB'000	*RMB'000*
Profit before tax	**312,597**	108,865
Adjustments for:		
Interest income	**(20,881)**	(4,450)
Interest expense	**163,067**	142,240
Depreciation of property, plant and equipment	**369,507**	369,017
Amortisation of other assets	**3,590**	3,590
Write-down of property, plant and equipment	**13,810**	—
Loss on disposal of property, plant and equipment	**—**	6,098
Insurance claims recovered	**(7,655)**	—
Gain on disposal of marketable securities	**(1,999)**	—
Unrealised loss on marketable securities	**179**	—
Operating cash flows before movements in working capital	**832,215**	625,360
Increase in inventories	**(158,088)**	(82,081)
Decrease in trade and other receivables	**34,393**	8,911
(Decrease) increase in trade and other payables	**(68,581)**	137,943
Cash generated from operations	**639,939**	690,133
Income tax paid	**(89)**	(3,409)
Net cash from operating activities	**639,850**	686,724

31. RELATED PARTY TRANSACTIONS

During the year, the Group had the following significant transactions with (i) JCC and its affiliates, (ii) 江西鑫新 and 湖北三鑫, both of which are promoters of the Company and (iii) affiliates of CCLZC (excluding JCC):

	2001 *RMB'000*	2000 *RMB'000*
(i) Transactions with JCC and its affiliates:		
Sale of copper cathode and sulphuric acid by the Group (note a)	**181,063**	199,203
Tolling fee and sales fee charged by the Group (note c)	**215,794**	—
Sale of waste, filter residue and black cement copper by the Group (note a)	**13,629**	7,446
Re-sale of auxiliary industrial products by the Group (note a)	**73,252**	104,262
Purchase of copper concentrates by the Group (note a)	**142,939**	135,782
Purchase of scrap copper by the Group (note b)	**138,521**	212,754
Purchase of auxiliary industrial products by the Group (note a)	**159,590**	186,240
Brokerage agency services provided to the Group (note a)	**989**	1,667
Construction services provided to the Group (note a)	**27,416**	40,718
Environmental greenery services provided to the Group (note b)	**2,947**	3,183
Industrial water supplied to the Group (note b)	**18,425**	18,152
Licence fee on railway transportation charged to the Group (note b)	**7,174**	7,174
Railway transportation services provided to the Group (note a)	**11,757**	11,613
Rentals for housing for the employees and use of common facilities charged to the Group (note b)	**13,893**	11,589
Rental for land use rights charged to the Group (note c)	**15,000**	15,000
Rentals for office premises charged to the Group (note c)	**4,007**	3,147
Repair and maintenance services provided to the Group (note a)	**81,625**	108,804
Retirement benefits contributions paid by the Group (note b)	**33,551**	39,242
Social welfare and support services provided to the Group (note b)		
— welfare and medical services	**26,738**	35,318
— primary and secondary education services	**10,793**	9,060
— technical education services	**4,376**	4,072
— internal telecommunications services	**5,051**	5,363
— use of representative offices	**2,063**	1,727
Supply of water and transmission of electricity by the Group (note b)	**29,258**	32,915
Vehicle transportation services provided to the Group (note a)	**42,271**	45,447

The Group entered into a processing agreement with JCC dated 3 September 2001 whereby the Company was appointed on an exclusive basis to process copper concentrates, blister copper and scrap copper imported by JCC into copper cathode and to arrange for the sales and distribution of such copper cathode in the PRC. The directors of the Company are of a view that the entering into of the processing agreement may indirectly result in JCC being engaged in a business likely to be in competition with those of the Company and may result in JCC breaching the terms and conditions of the letter of undertaking dated 22 May 1997 by JCC (the "Undertaking") and the asset injection agreement dated 16 May 1997 entered into between JCC and the Company (the "Injection Agreement"). However, the directors of the Company are of a view that the processing agreement has already built in a mechanism to minimise its competing effect and that the processing agreement is in the best interest of the Company and its independent shareholders. Accordingly, the Company does not intend to enforce against JCC for any breach of the terms and conditions of the Undertaking and the Injection Agreement arising out of the processing agreement or to take any other action against JCC. The ordinary resolution for such authorisation was passed at the extraordinary general meeting of the Company held on 23 October 2001.

FOR THE YEAR ENDED 31 DECEMBER 2001

(Prepared in accordance with IAS)

31. RELATED PARTY TRANSACTIONS *(Continued)*

(i) Transactions with JCC and its affiliates: *(Continued)*

In addition, on 30 November 2000, the Company entered into an agreement with JCC to acquire the operating assets and related liabilities of the Wushan Copper Mine and the mining right (excluding mining rights to resources beneath the minus-400-metre level) thereof from JCC for an aggregate consideration of RMB191,843,178.74 in cash, subject to adjustment. The consideration was determined on (i) the basis of the value of such operating assets less amount of related liabilities as at 31 August 2000, being the valuation reference date as assessed by Beijing Zhongzheng Appraisal Co., Ltd., a State-approved independent PRC valuer and (ii) the basis of the value of such mining right as at 31 August 2000, being the valuation reference date as assessed by Beijing Jingwei Appraisal Co., Ltd., a State-approved independent PRC valuer. The consideration for the acquisition shall be adjusted (subject to certain conditions) to the amount as confirmed by the relevant government departments as well as the amount of operating assets and related liabilities as stated in the balance sheet of the Wushan Copper Mine as at the day immediately before the completion. Upon completion of the acquisition, the agreements relating to the new ongoing connected transactions between JCC and the Company and the variations of the existing connected transactions between JCC and the Company will become effective to facilitate the smooth operation of the Group, including the Wushan Copper Mine. Details of the acquisition and the connected transactions mentioned above are set out in the circular of the Company dated 20 December 2000 and approved by the shareholders at an extraordinary general meeting held on 19 January 2001. The acquisition was completed on 1 January 2002.

(ii) Transactions with the promoters of the Company:

	2001	2000
	RMB'000	*RMB'000*
Sales of copper cathode to 江西鑫新 (note a)	**142,954**	146,896
Tolling fee received from 湖北三鑫 (note a)	**1,917**	8,557
Purchase of copper concentrates from 湖北三鑫 (note a)	**14,502**	13,903

In addition, the Group had made prepayment to 湖北三鑫 as at the balance sheet date in respect of the purchase of copper concentrates amounting to RMB30,000,000 (2000: RMB30,000,000).

(iii) Transactions with affiliates of CCLZC (excluding JCC):

Since 1 January 2000 and up to 30 June 2000 (the date on which CCLZC ceased to be the Company's ultimate holding company), the Group purchased auxiliary industrial products from affiliates of CCLZC (excluding JCC) amounting to RMB4,513,000 (note a).

Notes:

(a) The pricing of the transactions was determined with reference to comparable market prices.

(b) The pricing of the transactions was determined with reference to actual costs.

(c) The pricing of the transactions was determined with reference to the terms of the relevant agreements.

32. PLEDGE OF ASSETS

THE GROUP AND THE COMPANY

As at the balance sheet date, certain bank deposits amounting to approximately RMB2,268,000 (2000: RMB2,708,000) were pledged to secure the issue of bills by banks to certain of the Group's suppliers.

33. OPERATING LEASE COMMITMENTS

At the balance sheet date, the Group and the Company had outstanding commitments under a non-cancellable operating lease in respect of land use rights with a term of more than one year which fall due as follows:

	THE GROUP AND THE COMPANY	
	2001	2000
	RMB'000	*RMB'000*
Within one year	**15,000**	15,000
In the second to fifth year inclusive	**60,000**	60,000
Over five years	**300,000**	315,000
	375,000	390,000

Details of the above lease are set out in note 15.

34. CAPITAL COMMITMENTS

At the balance sheet date, the Group and the Company had the following capital commitments:

	THE GROUP AND THE COMPANY	
	2001	2000
	RMB'000	*RMB'000*
Commitments for the acquisition of property, plant and equipment:		
— contracted for but not provided in the financial statements	**617,315**	71,812
— authorised but not contracted for	**1,329,349**	564,439
	1,946,664	636,251

An analysis of the capital commitments is as follows:

Acquisitions of mines, including the Wushan Copper Mine (see note 31(i))	**236,843**	—
Expansion projects	**1,676,310**	600,396
Exploration projects	**25,970**	25,970
Other general projects	**7,541**	9,885
	1,946,664	636,251

35. RETIREMENT BENEFITS SCHEME

The Group contributes to a defined contribution pension scheme, which is administered by the provincial government, in respect of employees of the Group. According to such scheme, the Group shall pay an amount, calculated at a percentage of the total salaries and wages of the employees, to a retirement reserve through JCC.

The total cost charged to the income statement of approximately RMB34,503,000 (2000: RMB40,649,000) represents contribution payable to the scheme by the Group at rates specified in the rules of the scheme.

36. FORWARD CONTRACTS

At the balance sheet date, the Group had outstanding forward contracts of copper cathode for hedging against the Group's future production and the imported materials used in the Group's production, details of which are as follows:

	THE GROUP AND THE COMPANY	
	2001	2000
Forward sell contracts:		
Quantities (in tons)	**1,165**	2,320
Average price per ton (RMB)	**14,358**	18,778
Delivery period	**In April 2002**	From January 2001 to May 2001
Forward buy contracts:		
Quantities (in tons)	**700**	4,495
Average price per ton (RMB)	**15,639**	19,210
Delivery period	**In January 2002**	From March 2001 to August 2001

At the balance sheet date, the unrealised loss on the outstanding forward contracts amounted to approximately RMB1.5 million (2000: RMB2.0 million).

37. SIGNIFICANT SUBSEQUENT EVENTS

The following events took place subsequent to 31 December 2001:

(a) The Company's A Shares were listed on SSE from 11 January 2002;

(b) The Company acquired the operating assets and related liabilities of Wushan Copper Mine and the mining right thereof on 1 January 2002 from JCC. Details of the acquisition were disclosed in the circular of the Company dated 20 December 2000 in relation to the proposed issue of A Shares; and

(c) On 11 March 2002, the Company entered into a joint venture agreement ("JV Agreement") with JCC to establish a Sino-foreign equity joint venture to engage in the manufacturing and processing of oxygen-free copper rods and wires. Pursuant to the JV Agreement, the Company agreed to invest a sum of RMB90,000,000 in cash as capital contribution to the joint venture. The Sino-foreign equity joint venture will be owned as to 60% by the Company and 40% by JCC.

38. DIFFERENCES BETWEEN IAS AND PRC ACCOUNTING STANDARDS AND REGULATIONS AS APPLICABLE TO THE GROUP

The consolidated balance sheet of the Group prepared under IAS and that prepared under PRC accounting standards and regulations have the following major difference:

	2001 *RMB'000*	2000 *RMB'000*
Net assets as per financial statements prepared under IAS	4,706,002	3,923,122
Proposed final dividend	(133,202)	(24,340)
Net assets as per financial statements prepared under PRC accounting standards and regulations	4,572,800	3,898,782

The consolidated income statement of the Group prepared under IAS and that prepared under PRC accounting standards and regulations have the following major difference:

	2001 *RMB'000*	2000 *RMB'000*
Net profit for the year as per financial statements prepared under IAS	312,373	108,661
Interest on proceeds from issue of A Shares	(10,938)	—
Net profit for the year as per financial statements prepared under PRC accounting standards and regulations	301,435	108,661

There are also differences in other items in the financial statements due to differences in classification between IAS and PRC accounting standards and regulations.

沪江德勤会计师事务所

Deloitte Touche Tohmatsu
Shanghai CPA
16/F, Shanghai Bund Int'l Tower
99 Huangpu Road
Shanghai 200080, PRC

中国上海市黄浦路99号
上海滩国际大厦16楼
邮政编码： 200080

Deloitte
Touche
Tohmatsu

To the Shareholders of Jiangxi Copper Company Limited

We were engaged to audit the accompanying balance sheet of Jiangxi Copper Company Limited as of December 31, 2001 and the related statements of income, profits appropriation and cash flows of the Company and the Group for the year ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Independent Auditing Standards for Chinese Certified Public Accountants. Our audit included such tests of the accounting records and such other auditing procedures as we considered necessary in the practical circumstances of the Company.

In our opinion, such financial statements are prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting System for Business Enterprises" and, in all material respects, present fairly the financial position of the Company and the Group as of 31 December 2001 and the results of its operations and cash flows for the year then ended. The accounting policies adopted follow the consistency principle.

Hu Fan
Zhang Ying
Chinese Certified Public Accountant

Deloitte Touche Tohmatsu Shanghai CPA

Shanghai China

11 April 2002

31 DECEMBER 2001

(Prepared in accordance with PRC GAAP and regulations)

ASSETS	*Notes*	31 December 2001 Group *RMB*	31 December 2001 Company *RMB*	31 December 2000 Group *RMB*	31 December 2000 Company *RMB*
CURRENT ASSETS:					
Bank balances and cash	6	**683,327,945**	**682,754,028**	368,811,075	368,295,229
Short-term investments	7	**1,235,053**	**1,235,053**	—	—
Bills receivable	8	**32,970,563**	**31,355,943**	18,801,578	16,936,578
Interests receivable	9	**10,937,654**	**10,937,654**	—	—
Accounts receivable	10	**177,743,253**	**178,270,442**	190,366,903	191,830,570
Other receivables	11	**42,923,116**	**42,825,368**	126,913,966	126,682,857
Prepayment	12	**112,812,279**	**112,812,279**	70,279,756	70,279,756
Inventories	13	**1,576,282,316**	**1,576,227,466**	1,418,194,777	1,417,720,599
Prepaid expenses	14	**8,000,000**	**8,000,000**	16,010,196	16,010,196
TOTAL CURRENT ASSETS		**2,646,232,179**	**2,644,418,233**	2,209,378,251	2,207,755,785
LONG-TERM INVESTMENTS:					
Long-term equity investments	15	**5,610,000**	**6,650,594**	—	959,204
FIXED ASSETS:					
Fixed assets at cost	16	**9,701,846,552**	**9,701,757,594**	9,260,103,317	9,260,014,359
Less: Accumulated depreciation	16	**4,640,957,581**	**4,640,877,563**	4,295,668,054	4,295,615,036
Fixed assets, net book value	16	**5,060,888,971**	**5,060,880,031**	4,964,435,263	4,964,399,323
Less: Provision for impairment on fixed assets	16	**8,359,916**	**8,359,916**	—	—
Fixed assets, net value	16	**5,052,529,055**	**5,052,520,115**	4,964,435,263	4,964,399,323
Construction in progress	17	**664,541,070**	**664,541,070**	479,101,620	479,101,620
TOTAL FIXED ASSETS		**5,717,070,125**	**5,717,061,185**	5,443,536,883	5,443,500,943
INTANGIBLE AND OTHER ASSETS:					
Intangible assets	18	**89,864,900**	**89,864,900**	93,454,900	93,454,900
Long-term deferred expenses	19	**1,371,495**	**1,371,495**	2,771,495	2,771,495
TOTAL INTANGIBLE AND OTHER ASSETS		**91,236,395**	**91,236,395**	96,226,395	96,226,395
TOTAL ASSETS		**8,460,148,699**	**8,459,366,407**	7,749,141,529	7,748,442,327

Notes are an integral part of financial statements.

31 DECEMBER 2001

(Prepared in accordance with PRC GAAP and regulations)

	Notes	**31 December 2001** Group *RMB*	Company *RMB*	31 December 2000 Group *RMB*	Company *RMB*
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Short-term loans	20	**989,668,243**	**989,668,243**	911,230,000	911,230,000
Bills payable	21	**118,871,825**	**118,871,825**	92,038,977	92,038,977
Accounts payable	22	**229,060,232**	**229,060,232**	288,380,794	288,380,794
Advance from customers	23	**22,367,012**	**22,367,012**	28,881,691	28,881,691
Accrued welfare		**382,088**	**371,488**	134,952	117,198
Dividend payable	24	**133,201,910**	**133,201,910**	24,340,382	24,340,382
Taxes payable	25	**(2,267,842)**	**(2,336,071)**	39,552,067	39,549,630
Other unpaid	26	**17,750,994**	**17,743,599**	20,195,334	20,187,843
Other payables	27	**235,419,998**	**235,417,659**	228,288,290	228,256,239
Accrued expenses	28	**2,500,000**	**2,500,000**	2,100,000	2,100,000
Long-term liabilities due within one year	29	**173,870,000**	**173,870,000**	181,876,423	181,876,423
TOTAL CURRENT LIABILITIES		**1,920,824,460**	**1,920,735,897**	1,817,018,910	1,816,959,177
LONG-TERM LIABILITIES:					
Long-term loans	30	**1,836,920,000**	**1,836,920,000**	1,985,920,000	1,985,920,000
Long-term payable	31	**44,911,000**	**44,911,000**	46,781,000	46,781,000
Special payable	32	**84,000,000**	**84,000,000**	—	—
TOTAL LONG-TERM LIABILITIES		**1,965,831,000**	**1,965,831,000**	2,032,701,000	2,032,701,000
TOTAL LIABILITIES		**3,886,655,460**	**3,886,566,897**	3,849,719,910	3,849,660,177
MINORITY INTEREST		**693,729**	**—**	639,469	—
SHAREHOLDERS' EQUITY:					
Share capital	33	**2,664,038,200**	**2,664,038,200**	2,434,038,200	2,434,038,200
Capital reserves	34	**1,292,747,042**	**1,292,747,042**	1,016,962,480	1,016,962,480
Surplus reserves	35	**302,991,520**	**302,854,799**	182,339,988	182,280,915
Including: Statutory Public Welfare Fund	35	**62,328,331**	**62,315,695**	34,345,417	34,338,992
Unappropriated profits	36	**313,022,748**	**313,159,469**	265,441,482	265,500,555
TOTAL SHAREHOLDERS EQUITY		**4,572,799,510**	**4,572,799,510**	3,898,782,150	3,898,782,150
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**8,460,148,699**	**8,459,366,407**	7,749,141,529	7,748,442,327

Notes are an integral part of financial statements.

FOR THE YEAR ENDED 31 DECEMBER 2001

(Prepared in accordance with PRC GAAP and regulations)

	Notes	31 December 2001 Group RMB	31 December 2001 Company RMB	31 December 2000 Group RMB	31 December 2000 Company RMB
Net revenue from principle operations	37	**2,995,793,128**	**2,994,516,486**	3,524,512,353	3,523,239,289
Less: Cost of principle operations	38	**2,308,749,019**	**2,308,312,289**	2,973,790,389	2,973,772,970
Sales tax on principle operations	39	**31,695,301**	**31,695,301**	31,207,408	31,207,408
Income from principle operations		**655,348,808**	**654,508,896**	519,514,556	518,258,911
Add: Income from other operations	40	**7,556,704**	**7,556,704**	6,828,685	6,828,685
Less: Operating expenses		**31,582,808**	**31,484,993**	35,561,778	34,970,537
Administrative expenses		**154,616,619**	**154,177,538**	220,672,712	220,296,429
Financial expenses	41	**153,717,014**	**153,723,007**	137,442,302	137,452,238
Operating profit		**322,989,071**	**322,680,062**	132,666,449	132,368,392
Add: Investment income	42	**1,819,980**	**2,003,217**	—	159,616
Subsidies	43	**98,359**	**—**	66,330	—
Non-operating income		**4,442,645**	**4,442,645**	1,534,108	1,534,108
Less: Non-operating expenses	44	**27,691,216**	**27,691,216**	25,402,494	25,402,494
Profit before income tax		**301,658,839**	**301,434,708**	108,864,393	108,659,622
Less: Income tax	45	**101,973**	**—**	98,359	—
Minority interest		**122,158**	**—**	106,412	—
Net profit		**301,434,708**	**301,434,708**	108,659,622	108,659,622
Add: Unappropriated profits at the beginning of the year		**265,441,482**	**265,500,555**	219,210,880	219,212,182
Profits available for appropriation		**566,876,190**	**566,935,263**	327,870,502	327,871,804
Less: Appropriations to statutory surplus reserve	36(1)	**30,155,893**	**30,143,471**	10,877,944	10,865,962
Appropriations to statutory public welfare fund	36(2)	**30,149,682**	**30,143,471**	10,871,953	10,865,962
Profits available for appropriation to shareholders		**506,570,615**	**506,648,321**	306,120,605	306,139,880
Less: Appropriation to discretionary surplus reserve	36(3)	**60,345,957**	**60,286,942**	16,338,741	16,298,943
Dividends	36(4)	**133,201,910**	**133,201,910**	24,340,382	24,340,382
Unappropriated profits at the end of the year		**313,022,748**	**313,159,469**	265,441,482	265,500,555

Notes are an integral part of financial statements.

SUPPLEMENTAL INFORMATION:

ITEMS	Group and Company 2001 RMB	Group and Company 2000 RMB
1. Profit from change of accounting estimation	**43,817,000**	—
2. Subsidies	**98,359**	66,330
3. Others	**(2,935,840)**	—

FOR THE YEAR ENDED 31 DECEMBER 2001

(Prepared in accordance with PRC GAAP and regulations)

	Notes	31 December 2001 Group RMB	31 December 2001 Company RMB	31 December 2000 Group RMB	31 December 2000 Company RMB
CASH FLOWS FROM OPERATING ACTIVITIES					
Cash received from sales of goods and rendering of services		**4,428,927,838**	**4,425,139,560**	4,171,326,203	4,165,350,882
Refunds of taxes		**98,359**	**—**	66,330	—
Other cash received relating to operating activities		**91,544,851**	**91,411,490**	20,243,625	20,309,413
SUB-TOTAL OF CASH INFLOWS		**4,520,571,048**	**4,516,551,050**	4,191,636,158	4,185,660,295
Cash paid for goods and services		**3,218,879,210**	**3,215,875,253**	2,904,877,495	2,900,093,788
Cash paid to and on behalf of employees		**221,637,919**	**221,550,169**	202,313,316	202,244,099
Payments of taxes		**268,902,966**	**268,655,606**	213,853,722	213,620,227
Other cash paid relating to operating activities	46	**170,859,185**	**170,400,077**	199,202,813	198,379,837
SUB-TOTAL OF CASH OUTFLOWS		**3,880,279,280**	**3,876,481,105**	3,520,247,346	3,514,337,951
NET CASH FLOWS FROM OPERATING ACTIVITIES		**640,291,768**	**640,069,945**	671,388,812	671,322,344
CASH FLOWS FROM INVESTING ACTIVITIES					
Cash received from return of investments		**30,000,698**	**30,000,698**	—	—
Cash received from investment income		**1,999,302**	**2,101,149**	—	291,378
Net cash receipts from sales of fixed assets, intangible assets and other long-term assets		**7,675,944**	**7,675,944**	—	—
Other cash received relating to investing activities		**9,942,592**	**9,936,599**	4,450,086	4,440,149
SUB-TOTAL OF CASH INFLOWS		**49,618,536**	**49,714,390**	4,450,086	4,731,527
Cash paid to acquire fixed assets, intangible assets and other long-term assets		**631,561,564**	**631,561,564**	669,849,618	669,816,718
Cash paid to acquire investments		**37,025,073**	**37,025,073**	—	—
SUB-TOTAL OF CASH OUTFLOWS		**668,586,637**	**668,586,637**	669,849,618	669,816,718
NET CASH FLOWS FROM INVESTING ACTIVITIES		**(618,968,101)**	**(618,872,247)**	(665,399,532)	(665,085,191)

(Continued)

Notes are an integral part of financial statements.

FOR THE YEAR ENDED 31 DECEMBER 2001

(Prepared in accordance with PRC GAAP and regulations)

	Notes	31 December 2001 Group RMB	31 December 2001 Company RMB	31 December 2000 Group RMB	31 December 2000 Company RMB
CASH FLOW FROM FINANCING ACTIVITIES					
Cash received from investments by Others		**494,846,908**	**494,846,908**	—	—
Cash received from borrowing		**1,757,478,243**	**1,757,478,243**	1,679,516,953	1,679,516,953
Other cash received relating to financing activities		**84,000,000**	**84,000,000**	—	—
SUB-TOTAL OF CASH INFLOW		**2,336,325,151**	**2,336,325,151**	1,679,516,953	1,679,516,953
Cash repayment of amounts borrowed		**1,836,046,423**	**1,836,046,423**	1,366,771,332	1,366,771,332
Cash paid for distribution of dividends on profits and for interest expenses		**204,774,906**	**204,707,008**	179,572,329	179,378,076
Including: dividends paid to minority shareholders in subsidiaries		**67,898**	—	194,253	—
Other cash paid relating to financing activities		**1,870,000**	**1,870,000**	1,870,000	1,870,000
SUB-TOTAL OF CASH OUTFLOWS		**2,042,691,329**	**2,042,623,431**	1,548,213,661	1,548,019,408
NET CASH OUTFLOWS FROM FINANCING ACTIVITIES		**293,633,822**	**293,701,720**	131,303,292	131,497,545
EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH		—	—	—	—
NET INCREASE IN CASH AND CASH EQUIVALENTS		**314,957,489**	**314,899,418**	137,292,572	137,734,698

Notes are an integral part of financial statements.

FOR THE YEAR ENDED 31 DECEMBER 2001

(Prepared in accordance with PRC GAAP and regulations)

	Notes	31 December 2001 Group RMB	31 December 2001 Company RMB	31 December 2000 Group RMB	31 December 2000 Company RMB
SUPPLEMENTAL INFORMATION					
1. RECONCILIATION OF NET PROFIT TO CASH FLOWS FROM OPERATING ACTIVITIES:					
NET PROFIT		**301,434,708**	**301,434,708**	108,659,622	108,659,622
Add: Minority interest		**122,158**	**—**	106,412	—
Provision for impairment losses of assets		**(20,462,629)**	**(20,462,629)**	22,244,130	22,244,130
Depreciation of fixed assets		**361,496,794**	**361,469,794**	369,017,596	369,011,596
Amortisation of intangible assets		**3,590,000**	**3,590,000**	3,590,000	3,590,000
Amortisation of long-term deferred expenses		**1,400,000**	**1,400,000**	1,492,344	1,492,344
Decrease in prepaid expenses (or deduct: increase)		**8,010,196**	**8,010,196**	(16,010,196)	(16,010,196)
Increase in accrued expense (or deduct: decrease)		**400,000**	**400,000**	—	—
Loss on disposal of fixed assets, intangible assets and other long-term assets (or deduct: gains)		**(2,204,931)**	**(2,204,931)**	6,106,538	6,106,538
Financial expenses		**153,124,633**	**153,130,626**	136,522,258	36,532,195
Losses arising from investments (or deduct: gains)		**(1,819,980)**	**(2,003,217)**	—	(159,616)
Decrease in inventories (or deduct: increase)		**(160,113,032)**	**(160,532,360)**	(81,169,064)	(81,441,590)
Decrease in operating receivables (or deduct: increase)		**71,201,649**	**71,754,386**	22,338,099	20,067,422
Increase in operating payables (or deduct: decrease)		**(75,887,798)**	**(75,916,628)**	98,491,073	101,229,899
Net cash flows from operating activities		**640,291,768**	**640,069,945**	671,388,812	671,322,344
2. INVESTING AND FINANCING ACTIVITIES NOT INVOLVING IN CASH RECEIPTS AND PAYMENTS		**—**	**—**	—	—
3. NET INCREASE IN CASH AND CASH EQUIVALENTS					
Cash and cash equivalents at the end of the year	47	**681,060,165**	**680,486,248**	366,102,676	365,586,830
Less: cash and cash equivalents at the beginning of the year	47	**366,102,676**	**365,586,830**	228,810,104	227,852,132
Net increase in cash and cash equivalents		**314,957,489**	**314,899,418**	137,292,572	137,734,698

Notes are an integral part of financial statements.

1. GENERAL

Jiangxi Copper Company Limited (the "Company") was established in the People's Republic of China (the "PRC") as a joint stock limited company on 24 January 1997 by Jiangxi Copper Company ("JCC"), International Copper Industry (China) Investment Limited ("International Copper"), Shenzhen Baoheng (Group) Company Limited, Jiangxi Xinxin Company Limited (formerly named Shangrao Zhenda Copper Industrial Group) and Hubei Sanxin Gold & Copper Company Limited (formerly named Hubei Huangshi Gold & Copper Mine Limited). The Company's H Shares were listed on the Stock Exchange of Hong Kong Limited ("SEHK") and London Stock Exchange ("LSE") on June 1997. By the approval of [2001] Zhengjian Faxingzi No.61 issued by China Securities Regulary Commission ("CSRC") on 10 December 2001, the Company has allotted 230,000,000 ordinary A Sharess of RMB 1.00 each at the price of RMB 2.27 per share on 21 December 2001. The Company's share capital increased to RMB 2,664,038,200 after the new issue of shares.

The Company mainly engages in smelting, protracting and refining of colored metal, rare metal, non-metal mine and by-products; after-sale service for self-produced products and relevant consulting service.

2. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION

Accounting policy

The financial statements have been prepared in accordance with "Accounting Standards for Business Enterprises" and "Accounting System for Business Enterprises".

Fiscal year

The Company adopts the calendar year as its fiscal year i.e. from 1 January to 31 December.

Reporting currency

The reporting currency of the Company is Renminbi ("RMB").

Basis of accounting

The financial statements were prepared using the historical cost basis and accrual basis of accounting.

Foreign currency translation

Transactions in foreign currencies are translated at the middle market exchange rates, ruling on the first day of the transaction month. Monetary assets and liabilities denominated in foreign currencies are re-translated at the middle market exchange rates ruling on the balance sheet date. Profits and losses arising on exchange are included in financial expenses apart from those relating to the construction in progress.

Basis of consolidation

(1) Scope of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31 December each year. A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than half of the equity, or where the Company controls the operation of the investee enterprise via other methods.

(2) Method of consolidation

The major accounting policy adopted by subsidiaries are consistent with the Company's policy.

The result of subsidiaries acquired during the year are inlcuded in the consolidated income statement from the effective date of acquisition, as appropriate.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

2. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION *(Continued)*

Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are within three months of maturity and subject to limited risk on changes in value.

Accounting for bad debts

(1) Criteria for recognition of bad debt

The irrecoverable amount for a debtor who becomes bankrupt after pursuing the statutory recovery procedures.

The irrecoverable amount for a debtor who dies and has no offsetting estate and obligatory undertakers;

The irrecoverable amount with sufficient evidence for a debtor who does not comply with repayment obligation after the debt becomes due.

(2) Accounting for provision for bad debt

Provision for bad debts is provided with reference to the aging analysis of accounts receivable.

The provision percentage is based on the past experiences of the Company, the actual financial position and cash flows condition of the debtor, and other rational estimate from relevant information.

The ratio used in general provision excluding specific provision is as follows:

Within one year	0%
One to two years	20%
Two to three years	50%
Over three years	100%

Inventories

Inventories are stated at the historical cost which includes direct materials and, where applicable, direct labour cost and those overheads that have been incurred in bringing the inventories to their present location and condition. Inventories include raw material, work in progress and finished goods. The cost of inventories is calculated on the weighted average cost method when they are issued.

When more than one finished product is abstracted from the mineral resource ("joint-product"), all joint production costs are apportioned between resulting finished products by reference to their estimated net realisable values at the point where those joint products become physically separated.

The by-products are valued at lower of processing of the by-products subsequent to the spilt-off point cost and net realizable value.

Provision for inventories

Provision for inventories is made on an individual basis when the net realizable value is lower than the cost. Net realizable value represents the estimated selling price less the estimated cost of completion and the estimated costs to be incurred in marketing, selling and distribution.

Short-term investment

A short-term investment is an investment that is readily realizable and is held within one year.

Short-term investment is stated at acquisition cost which includes taxes and fees. The cash dividends which are declared but unpaid or interest on bond which is due but not received, when acquired, are recorded as receivable.

2. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION *(Continued)*

Short-term investment *(Continued)*

Cash dividends or interest on a short-term investment should be offset against the carrying amount of investment when received, except for those already recorded as receivable.

Short-term investments are valued at lower of cost and market value by the end of each year on a portfolio basis.

On disposal of short-term investment, the difference between the carrying amount and the actual amount received from disposal are recognized in current year's income statement.

Long-term investment

(1) Accounting for long-term equity investment

Long-term equity investment is stated at acquisition cost.

The cost method are used to account for long-term equity investments when the Company does not have control, joint control or significant influence over the investee enterprise. The equity method are used to account for long-term equity investments when the Company can control, joint control or has significant influence over the investee enterprise.

When the cost method is adopted, the amount of investment income recognized by the investing enterprise is limited to the amount distributed out of accumulated net profits after the investment made by the investing enterprise. The amount of profits or cash dividends declared by the investee enterprise in excess of the above threshold are regarded as return on investment and deducted from the carrying amount of investments accordingly.

When the equity method is adopted, the investment gain or loss is a portion of the investee's net income for the year by reference to the investor's interest in investee enterprise.

(2) Provision for impairment on long-term investment

When the recoverable amount of investment is lower than its carrying amount as a result of a continuing decline in market value or changes in operating conditions of the investee enterprise, the difference between the recoverable amount and the carrying amount is recognized as an investment loss in the current year's financial statements. The recoverable amount is higher of the net sales price and net present value of the estimated future cash-inflow generated from holding the investment and disposal of investment when its maturity.

Fixed assets and depreciation

Fixed assets include buildings, mining structures, plant, machinery and equipment, transportation equipment and other equipment used for production with useful life in excess of a year and non-operating equipment with unit value over RMB 2,000 and useful life in excess of two years.

The cost of used fixed assets acquired from shareholders, when the Company was established, are stated at replacement cost and depreciated over remaining useful life which are both provided by an independent valuer. The remaining useful life of used fixed assets should not exceed its original useful life.

Fixed assets acquired by the Company are stated at cost. Depreciation is provided to write off cost of fixed assets less their estimated residual value (10% of cost) over their estimated useful life using straight-line method from the month after they are put into use. Considering that the actual useful life of certain fixed assets are longer than their estimated useful life, the Company expanded the useful life of new-acquired fixed assets. The updated useful life and annual depreciation rate of each category of fixed assets are as follows:

2. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION *(Continued)*

Fixed assets and depreciation *(Continued)*

	Before 1 Jan. 2001 Useful life	After 1 Jan. 2001 Useful life	Before 1 Jan. 2001 Annual depr. rate	After 1 Jan. 2001 Annual depr. rate
Building	12-40	12-40	2.25-7.50%	2.25-7.50%
Equipment & machinery	10-21	10-25	4.29-9.00%	3.60-9.00%
Vehicles	9-11	10-12	8.18-10.00%	7.50-9.00%

Depreciation charge for the year ended 31 December, 2001 approximately decreased by RMB 43,817,000 due to the change of useful life.

Provision for impairment on fixed assets

The fixed assets are valued at lower of the carrying amount and recoverable amount. The Company provides for impairment on fixed assets based on the difference between the carrying amount and recoverable amount. Recoverable amount is the higher of net sales price and net present value of the estimated future cash inflow generated from utilization of the fixed assets and the disposal of the fixed assets at the end of their useful life.

Construction in progress

Construction in progress is stated at cost.

Cost comprises construction expenditure incurred during the construction period, capitalized interest, exchange gains or losses and other relevant expenses. Cost on completed construction project is transferred to fixed assets. No depreciation is provided for construction in progress.

Provision for impairment on construction in progress is made when the following situation exist (1) construction project is suspended for a long period and is not expected to be resumed within three years; (2) construction project is technically and physically obsolete and its economic benefits to the Company is uncertain, (3) other evidences can prove the existence of the decline in value of construction project.

Intangible assets

Intangible assets are stated at acquisition cost.

Trademark is amortized evenly over benefit period.

The mining rights are evenly amortized over benefit period.

The Company investigates the future benefit generated by intangible assets on an annual basis and provides for impairment on intangible assets when recoverable amount is lower than carrying amount of intangible assets. Recoverable amount is the higher of net sales price and net present value of the estimated future cash inflow generated from utilization of the intangible assets and the disposal of intangible asset at the end of their useful life.

Long-term deferred expenses

Long-term deferred expenses represents the cost of software and are amortized evenly over the benefit period.

2. SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND BASIS OF CONSOLIDATION *(Continued)*

Borrowing cost

Borrowing costs, including interest, amortization of discounts or premiums, other expenses and exchange gain or loss arising from specific borrowings for the acquisition of fixed assets, are capitalized in accordance with capitalization principle before the assets are ready for its intended use. Borrowing costs, other than above, are expensed when incurred.

Subsidy on interest of technical innovation loan

When the interest of technical innovation loan is incurred, if the relevant project is completed and put into use, the interest and subsidy are charged or credited to the income statements; if the relevant project is incompleted, the interest and the subsidy are charged or credited into the cost of the construction in progress. When the interest is not incurred, subsidy received is deferred as special payable for the adjustment to future interest on technical innovation loan.

Revenue

Revenue from sales of goods is recognized when the Company has transferred the significant risk and rewards of ownership to the buyer; and the Company neither retains the managing rights nor control over the goods sold; and the economic benefit can inflow into the Company and relevant revenue and cost can be reliably measured.

When the provision of services is started and completed within an accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of provision of services can be reliably measured, the revenue is recognized at the balance sheet date by the reference to percentage of completion. Otherwise revenue recognized is limited to recoverable costs incurred and all the costs are charged. When the cost incurred is not expected to be recoverable, no revenue is recognized.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Forward contract transaction

Gains and losses arising from forward sales contracts are included in sales revenue when the forward sales are delivered. Gains or losses arising from forward sales contracts settled before the maturity date are credited or charged to other operating revenue or other operating expense of the income statement respectively.

Gains and losses arising from forward buy contracts for imported materials purchase cost for the Group's production are included as part of purchase cost when the forward purchase is delivered. Gains or losses arising from forward buy contracts settled before the maturity date are credited or charged to other operating revenue or other operating expense of the income statement respectively.

Subsidy income

Subsidy income is recognized when received.

Income tax

Income tax is accounted for under tax payable method.

Income tax provision is calculated based on the accounting results for the year as adjusted for items which are non-assessable or disallowed in accordance with relevant tax laws.

3. CHANGES OF ACCOUNTING POLICIES

From 1 January 2001, the Company adopted "Accounting System for Business Enterprise " and made the adjustments according to the circular of Cai Kuai (2001) No.17 issued by the Ministry of Finance. The main change of accounting policies is to request the provision for impairment on fixed assets, construction in progress and intangible assets. Upon the management's review, the change of accounting policy has no effect on the prior year's financial position and the operation results of the Company. The effect on the Company's financial position and the operation results in current year is RMB 8,360,000.

4. TAXATION

Value added tax

Output value added tax ("VAT") is calculated at 17% on revenue from principal operations except gold (free of VAT) and sulphuric concentrate (13% on revenue), and paid after deducting input VAT on purchases.

Business tax

Business tax is calculated and paid at 5% of operating income.

Resource tax

Resource tax is calculated and paid according to the quantity of copper ore extracting.

Income tax

The income tax rate of the Company is 33%.

Pursuant to circular of Guo Shui Xi (1997) No.596 issued by the State Tax Bureau and Guo Shui Fa (1997) No.583 issued by the Tax Bureau of Jiangxi Province, the Company is exempt from income tax for two years starting from first profit-making year, and following three years will be entitled to a 50% relief. This year is the third year of tax relief period with effective tax rate of 16.5%.

Pursuant to a notice issued jointly by the Ministry of Finance and the State Tax Bureau regarding income tax exemption for foreign investment enterprises which purchase domestic machinery and equipment (Cai Shui Zi [2000] No.49), the Company is entitled to a tax benefit ("Tax Benefit"), which is calculated as 40% of the current year's addition of PRC produced plant and equipment for production use. The Tax Benefit is, however, limited to the amount of increase in enterprise income tax for the current year in which the plant and equipment are acquired as compared with the tax amount of the proceeding year. The portion of the Tax Benefit that is not utilized in the current year can be carried forward for future application for a period of not more than five years.

The income tax rate for the Company's subsidiary Xiaoshan Tongda Chemical Limited is 33%.

5. SUBSIDIARY

The details of the Company's subsidiary are as follows:

Name of subsidiary	Registered capital *RMB*	Company's investment and proportion of equity interest	Scope of business
Xiaoshan Tongda Chemical Limited	1,000,000	RMB600,000/60%	Sales of sulphuric acid

The Xiaoshan Tongda Chemical Limited ("Xiaoshan Tongda") has been included in the scope of consolidation.

6. BANK BALANCES AND CASH

	Group 31 December, 2001			Group 31 December, 2000		
	Foreign currency	**Exchange rate**	**RMB equivalent**	Foreign currency	Exchange rate	RMB equivalent
Cash on hand						
RMB	—	—	**67,220**	—	—	166,430
Cash in bank						
RMB	—	—	**647,833,731**	—	—	324,893,076
USD	**2,082,998**	**8.2766**	**17,240,141**	2,863,644	8.2781	23,705,531
HKD	**14,993,173**	**1.0606**	**15,901,759**	16,270,834	1.0606	17,256,847
Other cash balance						
RMB	—	—	**2,285,094**	—	—	2,789,191
			683,327,945			368,811,075

Deposits for bank-accepted bills including in other cash balance are as follows:

	31 December 2001 *RMB*	31 December 2000 *RMB*
Deposits for bank-accepted bills	**2,267,780**	2,708,399

7. SHORT-TERM INVESTMENT

	Group 31 December, 2001			Group 31 December, 2000		
	Cost *RMB*	**Provision for impairment** *RMB*	**Net value** *RMB*	Cost *RMB*	Provision for impairment *RMB*	Net value *RMB*
Stock investment	**1,414,375**	**179,322**	**1,235,053**	—	—	—

Including in the stock investment are marketable shares amounting RMB 1,414,375 whose market value on 31 December, 2001 were about RMB 1,235,053.

The market value is calculated based on closing price of stock exchange on 31 December, 2001.

8. BILLS RECEIVABLE

	Group 31 December 2001 *RMB*	Group 31 December 2000 *RMB*
Bank-accepted bills - unpledged	**32,970,563**	18,801,578

9. INTEREST RECEIVABLE

Interest receivable represents interest arising from subscription deposit during A Sharess application period.

10. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

	Group 31 December, 2001			
	Amount *RMB*	**%**	**Bad debt provision** *RMB*	**Net value** *RMB*
Within one year	**131,834,355**	**53.4**	**—**	**131,834,355**
One to two years	**24,465,967**	**9.9**	**9,606,241**	**14,859,726**
Two to three years	**28,230,964**	**11.5**	**14,085,482**	**14,145,482**
Over three years	**62,321,366**	**25.2**	**45,417,676**	**16,903,690**
	246,852,652	**100.0**	**69,109,399**	**177,743,253**

	Group 31 December, 2000			
	Amount *RMB*	%	Bad debt provision *RMB*	Net value *RMB*
Within one year	161,820,791	56.7	—	161,820,791
One to two years	47,098,576	16.5	18,552,464	28,546,112
Two to three years	16,050,477	5.6	16,050,477	—
Over three years	60,387,882	21.2	60,387,882	—
	285,357,726	100.0	94,990,823	190,366,903

During the year, a lawsuit about collection of RMB 16,903,690 from a debtor which is due more than three years, has been sentenced by the court in favor of the Company. The sentence is in process of execution and the court grants liens on assets of a debtor. As such, a bad debt provision previously made is reversed.

Five largest debtors are as follows:

Total amount of five largest debtors *RMB*	**Percentage in total accounts receivable** *%*
109,957,362	44.5

The balance due from shareholder who holds more than 5% shares of the Company is as follow:

Shareholder	**31 December, 2001**	31 December, 2000
Jiangxi Copper Company	**805,647**	805,647

11. OTHER RECEIVABLES

The aging analysis of other receivables is as follows:

	Group 31 December, 2001			
	Amount *RMB*	**%**	**Bad debt provision** *RMB*	**Net value** *RMB*
Within one year	**38,802,716**	**64.3**	**—**	**38,802,716**
One to two years	**5,053,953**	**8.4**	**1,010,791**	**4,043,162**
Two to three years	**104,476**	**0.2**	**27,238**	**77,238**
Over three years	**16,376,616**	**27.1**	**16,376,616**	**—**
	60,337,761	**100.0**	**17,414,645**	**42,923,116**

11. OTHER RECEIVABLES *(Continued)*

	Group 31 December, 2000			
	Amount *RMB*	%	Bad debt provision *RMB*	Net value *RMB*
Within one year	124,026,650	83.1	—	124,026,650
One to two years	2,066,698	1.3	413,340	1,653,358
Two to three years	2,467,916	1.7	1,233,958	1,233,958
Over three years	20,733,961	13.9	20,733,961	—
	149,295,225	100.0	22,381,259	126,913,966

Five largest debtors are as follows:

Total amount of five largest debtors RMB	**Percentage in total accounts receivable** %
37,752,826	62.6

The balance due from shareholder who holds more than 5% shares of the Company is as follow:

Shareholder	**31 December, 2001**	31 December, 2000
Jiangxi Copper Company	**210,249**	293,765

12. PREPAYMENTS

The aging analysis of prepayment is as follows:

	Group 31 December, 2001		Group 31 December, 2000	
	RMB	**%**	RMB	%
Within one year	**104,760,247**	**92.9**	60,003,796	85.4
One to two years	**6,141,225**	**5.4**	10,275,960	14.6
Two to three years	**1,910,807**	**1.7**	—	—
	112,812,279	**100.0**	70,279,756	100.0

Prepayments to shareholder who holds more than 5% shares of the Company is as follow:

Shareholder	**31 December, 2001**	31 December, 2000
Jiangxi Copper Company	**10,074,097**	216,197

The balances with aging over one year are mainly the prepayments for uncompleted purchase contracts.

13. INVENTORIES

	Group 31 December, 2001		
	Cost *RMB*	**Provision For impairment** *RMB*	**Net value** *RMB*
Raw materials	**542,384,784**	**7,724,011**	**534,660,773**
Work in progress	**954,288,147**	—	**954,288,147**
Finished goods	**90,931,274**	**3,597,878**	**87,333,396**
	1,587,604,205	**11,321,889**	**1,576,282,316**

	Group 31 December, 2000		
	Cost *RMB*	Provision For impairment *RMB*	Net value *RMB*
Raw materials	519,112,160	1,658,306	517,453,854
Work in progress	746,873,445	—	746,873,445
Finished goods	161,505,568	7,638,090	153,867,478
	1,427,491,173	9,296,396	1,418,194,777

14. PREPAID EXPENSE

	Group December 31, 2001 *RMB*	Group December 31, 2000 *RMB*
Cost of repair and maintenance	**8,000,000**	16,010,196

15. LONG-TERM EQUITY INVESTMENT

Group

Items	**31 December, 2001**			31 December, 2000		
	Amount *RMB*	**Provision for impairment** *RMB*	**Net value** *RMB*	Amount *RMB*	Provision for impairment *RMB*	Net value *RMB*
Stock Investment	**5,610,000**	—	**5,610,000**	—	—	—

Company

Items	**31 December, 2001**			31 December, 2000		
	Amount *RMB*	**Provision for impairment** *RMB*	**Net value** *RMB*	Amount *RMB*	Provision for impairment *RMB*	Net value *RMB*
Long-term equity investment	**1,040,594**	—	**1,040,594**	959,204	—	959,204
Stock Investment	**5,610,000**	—	**5,610,000**	—	—	—
Total	**6,650,594**	—	**6,650,594**	959,204	—	959,204

15. LONG-TERM EQUITY INVESTMENT *(Continued)*

Detail of long-term equity investment and stock investment is as follow:

Long-Term Equity Investment - Company

Name of Investee	Original cost *RMB*	Share of interest during the year *RMB*	Accumulated share of interest *RMB*	Amount as at 31 December 2001 *RMB*
Xiaoshan Tongda	1,082,289	81,390	(41,695)	1,040,594

Stock Investment-Company and Group

Name of Investee	Shares *RMB*	Percentage of total shares of company *RMB*	Original cost *RMB*	Provision for impairment *RMB*	Net book value *RMB*
Kebang Telecom (Group) Company Limited	2,000,000	0.4%	5,610,000	—	5,610,000

Above stock held by the Company is unlisted.

16. FIXED ASSETS AND ACCUMULATED DEPRECIATION

	Group			
	Buildings *RMB*	Equipment and machinery *RMB*	Vehicles *RMB*	Total *RMB*
Cost				
At 1 January 2001	2,800,814,008	5,466,734,130	992,555,179	9,260,103,317
Additions during the year	—	47,470	—	47,470
Transfer from construction in progress	214,569,709	162,597,912	86,206,424	463,374,045
Reclassification	(22,387,822)	20,624,399	1,763,423	—
Disposals	—	(21,657,280)	(21,000)	(21,678,280)
At 31 December, 2001	2,992,995,895	5,628,346,631	1,080,504,026	9,701,846,552
Accumulated Depreciation				
At 1 January 2001	695,205,266	3,001,316,759	599,146,029	4,295,668,054
Provision for the year	111,640,879	202,840,551	47,015,364	361,496,794
Reclassification	(5,152,213)	5,196,415	(44,202)	—
Eliminated on disposal	—	(16,207,267)	—	(16,207,267)
At 31 December, 2001	801,693,932	3,193,146,458	646,117,191	4,640,957,581
Provision for impairment				
Provision for the year and balance at 31 December, 2001	—	6,613,252	1,746,664	8,359,916
Net Value				
At 1 January 2001	2,105,608,742	2,465,417,371	393,409,150	4,964,435,263
At 31 December, 2001	2,191,301,963	2,428,586,921	432,640,171	5,052,529,055

17. CONSTRUCTION IN PROGRESS

	Group						
Construction name	Budget *RMB*	At January 1, 2001 *RMB*	Additions *RMB*	Transfer to fixed assets *RMB*	At 31 December 2001 *RMB*	% of completion *RMB*	Sources of funds
Guixi Smelter Phase III	1,500,000,000	—	157,482,716	—	157,482,716	10%	Loan and self-funding
Project of 90,000 ton per day	1,200,000,000	212,635,325	225,704,403	152,830,000	285,509,728	79%	Loan and self-funding
Others	700,000,000	266,466,295	265,626,376	310,544,045	221,548,626	81%	Self-funding
Total	3,400,000,000	479,101,620	648,813,495	463,374,045	664,541,070		
Including: Capitalized borrowing cost		9,256,223	17,299,401	8,804,918	17,750,706		

18. INTANGIBLE ASSETS

	Group					
Items	Acquired method *RMB*	Original cost *RMB*	At 31 January 1, 2001 *RMB*	Amortization this year *RMB*	At December 2001 *RMB*	Remaining amortization period
Trademark	Transfer	51,683,900	44,803,900	(1,720,000)	43,083,900	25 years
Mining right	Transfer	56,191,000	48,651,000	(1,870,000)	46,781,000	25 years
		107,874,900	93,454,900	(3,590,000)	89,864,900	

19. LONG-TERM DEFERRED EXPENSES

	Group			
Items	At 1 January 2001 *RMB*	Amortization this year *RMB*	At 31 December 2001 *RMB*	Amortization period left
Software purchased from outside	2,771,495	(1,400,000)	1,371,495	one year

20. SHORT-TERM LOAN

Category	Group 31 December 2001 *RMB*	Group 31 December 2000 *RMB*
Credit loans		
— RMB	**950,230,000**	911,230,000
— USD	**39,438,243**	—
	989,668,243	911,230,000

Annual interest rate ranges from 4.50% to 5.85%.

21. BILLS PAYABLE

	Group 31 December 2001 *RMB*	Group 31 December 2000 *RMB*
Bank-accepted bills payable within one year	**118,871,825**	92,038,977

22. ACCOUNT PAYABLE

The Group's balance due to shareholder who holds more than 5% shares of total the Company is as follow:

Shareholder	**31 December, 2001** *RMB*	31 December, 2000 *RMB*
Jiangxi Copper Company	**1,186,949**	566,941

23. ADVANCE FROM CUSTOMERS

In Group's balance of advance from customers, no advance from shareholders who hold more than 5% shares of the Company.

24. DIVIDENDS PAYABLE

	Group 31 December 2001 *RMB*	Group 31 December 2000 *RMB*
Jiangxi Copper Company	**63,777,810**	12,755,562
International Copper Industry (China) Investment Ltd.	**25,000,000**	5,000,000
Hubei Sanxin Gold & Copper Company Ltd.	**25,000**	5,000
Jiangxi Xinxin Industrial Company Ltd.	**25,000**	5,000
Shenzhen Baoheng (Group) Company Ltd.	**50,000**	10,000
H Shares shareholders	**32,824,100**	6,564,820
A Sharess shareholders	**11,500,000**	—
	133,201,910	24,340,382

The board of directors proposed to issue cash dividend of RMB 0.05 (including tax) per share to all the shareholders, which is subject to be approved by next annual general meeting.

25. TAXES PAYABLE

	Group 31 December 2001 *RMB*	Group 31 December 2000 *RMB*
Income tax	**(4,658,775)**	(4,672,345)
VAT	**(1,952,056)**	41,659,881
Business tax	**34,725**	65,305
Resource tax	**2,341,723**	614,292
Others	**1,966,541**	1,884,934
	(2,267,842)	39,552,067

As stated in Note 45, the Company made no provision for income tax in the year 2000 and year 2001. The income tax payable in the opening and closing balances represents prepaid income tax.

26. OTHER UNPAID

	Group 31 December 2001 *RMB*	Group 31 December 2000 *RMB*
Compensation fee for mineral resources	**17,743,599**	20,187,843
Others	**7,395**	7,491
	17,750,994	20,195,334

Compensation fee for mineral resources is collected in accordance with Order No.150 issued by the State Council and Order No.35 issued by government of Jiangxi Province; compensation fee = sales of mineral products X compensation rate X extracting coefficient rate; extracting coefficient rate = approved extracting rate/actual extracting rate

27. OTHER PAYABLES

In Group's balance of other payables, the balance due to shareholder who holds more than 5% of the Company is as follow:

Shareholder	**31 December, 2001** *RMB*	31 December, 2000 *RMB*
Jiangxi Copper Company	**89,397,131**	23,481,064

28. ACCRUED EXPENSES

	Group 31 December 2001 *RMB*	**Group 31 December 2000** *RMB*	**Reason for not settled**
Professional service fee	2,500,000	2,100,000	Not paid as invoice not received

29. LONG-TERM LIABILITIES DUE WITHIN ONE YEAR

	Group 31 December 2001 *RMB*	Group 31 December 2000 *RMB*
Long-term loans due within one year (Note 30)	**172,000,000**	180,006,423
Long-term payable due within one year (Note 31)	**1,870,000**	1,870,000
	173,870,000	181,876,423

30. LONG-TERM LOANS

	Group 31 December 2001 *RMB*	Group 31 December 2000 *RMB*
Long-term loans	**2,008,920,000**	2,165,926,423
Less: Amount due within one year	**172,000,000**	180,006,423
Amount due after one year	**1,836,920,000**	1,985,920,000

30. LONG-TERM LOANS *(Continued)*

Bank name	Capital *RMB*	Period	Annual rate	Terms
ICBC, Yintan Branch, Jiangtong Office	35,000,000	1999.4.27-2003.4.26	6.03%	Credit loan
	20,000,000	1999.5.26-2004.2.25	6.03%	Credit loan
	21,000,000	1999-6.23-2003.6.22	6.03%	Credit loan
	78,400,000	2000.7.28-2005.7.27	6.03%	Credit loan
	40,000,000	2001.1.3-2003.1.3	5.94%	Credit loan
	40,000,000	2001.1.8-2003.1.8	5.94%	Credit loan
	44,810,000	2001.1.10-2003.7.10	5.94%	Credit loan
	60,000,000	2001.1.16-2003.1.16	5.94%	Credit loan
	30,000,000	2001.1.4-2002.1.4	5.94%	Credit loan
	90,000,000	2000.8.30-2003.8.29	5.94%	Credit loan
	20,000,000	2001.11.7-2003.11.6	5.94%	Credit loan
	25,000,000	2001.12.5-2004.12.4	5.94%	Credit loan
	50,000,000	2001.12.7-2003.12.6	5.94%	Credit loan
	10,000,000	2001.12.24-2003.12.23	5.94%	Credit loan
	30,000,000	2001.12.25-2004.12.24	5.94%	Credit loan
	15,000,000	2001.11.19-2007.11.18	6.21%	Credit loan
ICBC, Yanjiang Branch	50,000,000	2000.6.28-2003.6.27	5.94%	Guaranteed loan
Bank of China, Yintan Branch	28,000,000	1999.11.30-2004.11.30	6.03%	Guaranteed loan
	17,000,000	2000.2.13-2005.2.13	6.03%	Guaranteed loan
	30,000,000	2001.12.27-2003.12.27	5.94%	Credit loan
	18,000,000	2001.12.27-2004.12.27	5.94%	Credit loan
Bank of Construction, Tongjidi Branch	109,710,000	1997.2.18-2008.12.30	6.21%	Guaranteed loan
	60,000,000	1997.2.18-2002.12.31	6.21%	Guaranteed loan
	220,000,000	1997.3.31-2003.12.31	5.94%	Guaranteed loan
	82,000,000	1998.3.24-2004.12.31	6.21%	Credit loan
	210,000,000	1999.2.25-2008.11.30	6.21%	Credit loan
	217,000,000	1999.9.15-2009.9.14	6.21%	Credit loan
	50,000,000	2000.6.22-2006.6.21	6.21%	Credit loan
	73,000,000	2000.3.31-2003.3.31	5.94%	Credit loan
	85,000,000	2000.9.25-2003.9.24	5.94%	Credit loan
	50,000,000	2001.8.28-2004.8.27	5.94%	Credit loan
	50,000,000	2001.10.29-2007.4.28	6.21%	Credit loan
China Merchants Banks, Nanchang Branch	50,000,000	2001.12.14-2004.6.13	5.94%	Credit loan
Total	2,008,920,000			

All the guaranteed loans were guaranteed by JCC. Please refer to note 48 for details.

31. LONG-TERM PAYABLE

Items	**Group 31 December 2001** *RMB*	Group 31 December 2000 *RMB*
Long-term payable	**46,781,000**	48,651,000
Less: Amount due within one year	**1,870,000**	1,870,000
Amount due after one year	**44,911,000**	46,781,000

The amount represents the balance due to JCC as the consideration for the transfer of the mining rights. The amount is repayable in 30 annual instalments of 1,870,000 each year and subject to payment of interest at a rate equal to the state lending rate for a one-year fixed term loan up to a maximum of 15% on each annual instalment starting from January 1, 1998.

32. SPECIAL PAYABLE

Special payable represents the subsidy on interest of technical innovation loan received from the Ministry of Finance amounting to RMB 84,000,000. As the interest is not incurred this year, the subsidy is deferred and recorded in special payable.

33. SHARE CAPITAL

The change of share capital of the Company during the year is as follows:

	Group		
	31 December 2000 (share)	**Issue shares**	**31 December 2001 (share)**
1. Non-trading shares			
(1) Promoters shares			
- Domestic state-owned legal person shares	1,275,556,200	—	1,275,556,200
- Domestic other legal person shares	2,000,000	—	2,000,000
(2) Issued but not traded shares			
- A Sharess	—	230,000,000	230,000,000
Total non-trading shares	1,277,556,200	230,000,000	1,507,556,200
2. Trading shares			
- H Shares	1,156,482,000	—	1,156,482,000
Total share capital	2,434,038,200	230,000,000	2,664,038,200

The face value of the above shares is RMB 1.00.

Share capital has no change during 1 January to 31 December, 2000.

34. CAPITAL RESERVES

	Group		
	31 December 2000 *RMB*	**Addition** *RMB*	**31 December 2001** *RMB*
Share premium	1,016,849,417	275,784,562	1,292,633,979
Revaluation reserve	113,063	—	113,063
	1,016,962,480	275,784,562	1,292,747,042

The addition in share premium is proceeds from issuance of A Sharess in December 2001.

Capital reserves have no change during 1 January to 31 December, 2000.

35. SURPLUS RESERVES

The change in surplus reserves of the Company during the year 2001 and 2000 is as follows:

	Group			
	Statutory surplus reserve *RMB*	**Discretionary surplus reserve** *RMB*	**Statutory public welfare fund** *RMB*	**Total** *RMB*
At January 1, 2001	52,093,111	95,901,460	34,345,417	182,339,988
Provision for the year	30,155,893	60,286,942	30,149,682	120,592,517
Addition for the year (Note 1)	—	59,015	—	59,015
Utilization of statutory public welfare fund (Note 2)	—	2,166,768	(2,166,768)	—
At 31 December, 2001	82,249,004	158,414,185	62,328,331	302,991,520
At January 1, 2000	41,215,167	61,821,450	41,214,733	144,251,350
Provision for the year	10,877,944	16,298,973	10,871,953	38,048,870
Addition for the year (Note 1)	—	39,768	—	39,768
Utilization of statutory public welfare fund (Note 2)	—	17,741,269	(17,741,269)	—
At 31 December, 2000	52,093,111	95,901,460	34,345,417	182,339,988

Statutory surplus reserve can be used to make up future losses, to expand operations or to increase share capital by means of conversion. Statutory public welfare fund can be utilized for staff welfare.

Note 1: The addition of discretionary surplus reserve in year 2001 and year 2000 represent the income tax refund according to the notice issued by Xiaohan Tax Bureau, Cheng Xiang Branch. The Company shares the refund amounted RMB 59,015 for year 2000 and RMB 39,768 for year 1999 by reference to interest in Xiaoshan Tongda.

Note 2: The utilization of statutory public welfare fund represents the capital expenditure on staff welfare facilities.

36. UNAPPROPRIATED PROFITS

(1) Appropriation of statutory surplus reserve

Pursuant to the Provision 177 of Company Law and the Company's Article of Association, 10% of net profit is appropriated as statutory surplus reserve.

Further appropriation need not to be made when the balance of statutory surplus reserve reaches an amount equal to 50% of the Company's registered capital.

(2) Appropriation to statutory public welfare fund

Pursuant to the Provision 177 of Company Law and the Company's Article of Association, the board of directors proposed to appropriate 10% of the current year's net profit (10% in 2000) as statutory public welfare fund, which is subject to be approved by next annual general meeting.

(3) Appropriation to discretionary surplus reserve

The board of directors proposed to appropriate 20% of the current year's net profit (15% in 2000) as discretionary surplus reserve, which is subject to be approved by next annual general meeting.

(4) Proposed dividend

The board of directors proposed to issue cash dividend of RMB 0.05 per share to all the shareholders, which is subject to be approved by next annual general meeting.

37. NET REVENUE FROM PRINCIPAL OPERATIONS AND SEGMENT INFORMATION

Revenue by products	**Group 2001** *RMB*	Group 2000 *RMB*
Copper cathode	**1,855,764,937**	2,555,327,992
Gold	**492,241,075**	409,442,274
Other (silver, sulphuric acid, etc.)	**357,097,065**	474,578,116
Tolling services	**290,690,051**	85,163,971
	2,995,793,128	3,524,512,353

Geographical Segments	**Group 2001** *RMB*	Group 2000 *RMB*
PRC	**2,925,823,945**	3,010,191,572
South Korea	**—**	341,289,126
Others	**69,969,183**	173,031,655
	2,995,793,128	3,524,512,353

Total sales of the five largest customers *RMB*	**Percentage in total sales** %
1,123,592,815	37.5

38. COST OF PRINCIPLE OPERATIONS

	Group 2001 *RMB*	Group 2000 *RMB*
Cost of domestic sales	**2,265,354,101**	2,483,629,830
Cost of export sales	**43,394,918**	490,160,559
	2,308,749,019	2,973,790,389

39. SALES TAXES ON PRINCIPAL OPERATIONS

	Group 2001 *RMB*	Group 2000 *RMB*
Resource tax	**31,695,301**	31,207,408

40. INCOME FROM OTHER OPERATIONS

	Group 2001 *RMB*	Group 2000 *RMB*
Sales of auxiliary materials and spare parts		
— Revenue	81,469,178	94,109,611
— Expenses	(78,643,768)	(90,219,759)
	2,825,410	3,889,852
Sales of water, gas and electricity		
— Revenue	35,230,135	33,519,884
— Expenses	(32,271,619)	(33,168,601)
	2,958,516	351,283
Gain (loss) on settlement of forward contract	(4,364,750)	2,935,734
Others	6,137,528	(348,184)
	7,556,704	6,828,685

41. FINANCIAL EXPENSES

	Group 2001 *RMB*	Group 2000 *RMB*
Interest expenses	163,067,225	140,972,344
Less: interest income	(9,942,592)	(4,450,086)
Exchange loss (gain)	106,269	108,803
Others	486,112	811,241
	153,717,014	137,442,302
Above excludes:		
Capitalized interest expenses	17,299,401	49,046,995

42. INVESTMENT INCOME

Group	2001 *RMB*	2000 *RMB*
Income from short-term investment		
— Income from debt investment	1,999,302	—
— Provision for impairment on stock investment	(179,322)	—
	1,819,980	—

Company	2001 *RMB*	2000 *RMB*
Income from short-term investment		
— Income from debt investment	1,999,302	—
— Provision for impairment on stock investment	(179,322)	—
Income from long-term investment		
— Income recognized under equity method	183,237	159,616
	2,003,217	159,616

43. SUBSIDIES

	Group 2001 *RMB*	Group 2000 *RMB*
Income tax refunded	**98,359**	66,330

Refer to Note 35(1) for details.

44. NON-OPERATING EXPENSES

	Group 2001 *RMB*	Group 2000 *RMB*
Education fee	**15,169,103**	13,132,000
Loss on disposal of fixed assets	—	6,127,438
Provision for impairment on fixed assets	**8,359,916**	—
Others	**4,162,197**	6,143,056
	27,691,216	25,402,494

45. INCOME TAX

	Group 2001 *RMB*	Group 2000 *RMB*
Income tax for the year (Note 1)	**57,023,162**	17,858,481
Income tax deductible (Note 2)	**(57,023,162)**	(17,858,481)
Income tax of subsidiaries	**101,973**	98,359
	101,973	98,359

Note 1: The income tax RMB 57,023,162, which is calculated based on taxable income.

Note 2: Pursuant to a notice issued jointly by the Ministry of Finance and the State Tax Bureau (Cai Shui Zi [2000] No.49) and written approval from the state tax bureau of Jiangxi Province, the unutilized tax benefit in respect to the purchase of domestic machinery and equipment for the year 2000 is RMB 55,627,972 and tax benefit for 2001 is RMB 13,037,712. As the income tax for the year 2001 is RMB 57,023,162, the unutilized tax benefit for the year 2000 is fully applied and unutilized tax benefit of RMB 11,642,522 for the year 2001 is carried forward to next year. Unutilized tax benefit for the year 2001 will be changed as result of the Company's income tax filing with the tax bureau.

46. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

	Group 2001 *RMB*	Group 2000 *RMB*
Amount paid in respect to operating expenses and administrative expenses	**111,589,279**	154,818,154
Non-operating expenses paid	**19,331,300**	19,275,056
Other expenses paid	**39,938,606**	25,109,603
	170,859,185	199,202,813

47. CASH AND CASH EQUIVALENTS

	Group December 31,2001 RMB	Group December 31,2000 RMB
Bank balances and cash (Note 6)	683,327,945	368,811,075
Less: Deposit for bank-accepted bills included in bank balances and cash (Note 6)	2,267,780	2,708,399
	681,060,165	366,102,676
Bank balances and cash	682,754,028	368,295,229
Less: Deposit for bank-accepted bills included in bank balances and cash	2,267,780	2,708,399
	680,486,248	365,586,830

48. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) Related parties who can exercise control over the Company

Name	Registered address	Principal operations	Relationship with the Company	Nature of ownership	Legal representative
JCC	Guixi, Jiangxi Provice	Colored metal non-metal mining, smelting, refining and protecting colored metal	Holding company	State-owned	He Changming

(2) Status and changes of paid-in capital owned by related parties who can exercise control over the Company

Name	At 31 December, 2001 and 31 December, 2000 RMB
JCC	3,896,060,000

(3) Status and changes of the shares and equity owned by related parties who can exercise control over the Company

Name	At 1 January 2001		Addition		Reduction		At 31 December 2001	
	RMB	%	RMB	%	RMB	%	RMB	%
JCC	1,275,556,200	52.40	–	–	–	4.5	1,275,556,200	47.9

(4) Nature of the relationship related parties who cannot exercise control over the Company

Name	Relationship with the Company
Jiangxi Xinxin Company Ltd. ("Jiangxi Xinxin")	Promoter shareholder
Hubei Sanxin Gold & Copper Company Ltd. ("Hubei Sanxin")	Promoter shareholder

48. SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(5) Significant transactions entered with the Company and above-mentioned related parties in current year:

(a) Significant transaction entered with the Company and (i) JCC and its affiliates, (ii) Jiangxi Xinin and Hubei Sanxin in current year:

	2001 *RMB*	2000 *RMB*
Transactions with JCC and its affiliate:		
Tolling fee and sales fee charged by the Group (note (a))	**215,794,000**	—
Sale of copper cathode and sulphuric acid by the Group (note(a))	**181,063,000**	199,203,000
Re-sales of auxiliary industrial products by the Group (note(a))	**73,252,000**	104,262,000
Sale of waste, filter residue and black cement copper by the Group (note(a))	**13,629,000**	7,446,000
Purchase of copper concentrates by the Group (note(a))	**142,939,000**	135,782,000
Purchase of scrap copper by the Group (note(a))	**138,521,000**	212,754,000
Purchase of auxiliary industrial Products by the Group (note(a))	**159,590,000**	186,240,000
Licence fee on railway transportation charged to the Group (note(b))	**7,174,000**	7,174,000
Railway transportation service provided to the Group (note(a))	**11,757,000**	11,613,000
Rental for land use rights charged to the Group (note(c))	**15,000,000**	15,000,000
Rentals for office premises (note(c))	**4,007,000**	3,147,000
Rentals for housing for the employees and use of common facilities charged to the Group (note(b))	**13,893,000**	11,589,000
Repair and maintenance service provided to the Group (note(a))	**81,625,000**	108,804,000
Construction service provided to the Group (note(a))	**27,416,000**	40,718,000
Vehicle transportation service provided to the Group (note(a))	**42,271,000**	45,447,000
Supply of water and transmission of electricity (note(b))	**29,258,000**	32,915,000
Industrial water supplied (note(b))	**18,425,000**	18,152,000
Brokerage agency service provided (note(a))	**989,000**	1,667,000
Environmental greenery services provided (note(b))	**2,947,000**	3,183,000

48. SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(5) Significant transactions entered with the Company and above-mentioned related parties in current year: *(Continued)*

(a) Significant transaction entered with the Company and (i) JCC and its affiliates, (ii) Jiangxi Xinin and Hubei Sanxin in current year: *(Continued)*

	2001 *RMB*	2000 *RMB*
Social welfare and support services provided (note(b))		
— Welfare and medical services	**26,738,000**	35,318,000
— Primary and secondary education service	**10,793,000**	9,060,000
— Technical education service	**4,376,000**	4,072,000
— Internal telecommunications services	**5,051,000**	5,363,000
— Use of representative offices	**2,063,000**	1,727,000
Sales of copper cathode to Jiangxi Xinxin (note(a))	**142,954,000**	146,896,000
Tolling fee received from Hubei Sanxin (note(a))	**1,917,000**	8,557,000
Purchase of copper concentrates from Hubei Sanxin (note(a))	**14,502,000**	13,903,000

The Company entered into a processing agreement with JCC dated September 3, 2001 whereby the Company was appointed on an exclusive basis to process copper concentrates, blister copper and scrap copper imported by JCC into copper cathode and to arrange for the sales and distribution of such copper cathode in the PRC. The directors of the Company are of a view that the entering into of the processing agreement may indirectly result in JCC being engaged in a business likely to be in competition with those of the Company and may result in JCC breaching the terms and conditions of the letter of undertaking dated May 22, 1997 by JCC (the "Undertaking") and the asset injection agreement dated May 16, 1997 entered into between JCC and the Company (the "Injection Agreement"). However, the directors of the Company are of a view that the processing agreement has already built in a mechanism to minimise its competing effect and that the processing agreement is in the best interest of the Company and its independent shareholders. Accordingly, the Company does not intend to enforce against JCC for any breach of the terms and conditions of the Undertaking and the Injection Agreement arising out of the processing agreement or to take any other action against JCC. The ordinary resolution for such authorisation was passed at the extraordinary general meeting of the Company held on October 23, 2001.

Notes:

(a) The pricing of the transactions was determined with reference to comparable market prices.

(b) The pricing of the transactions was determined with reference to actual costs.

(c) The pricing of the transactions was determined with reference to the terms of lease agreements.

48. SIGNIFICANT RELATED PARTY TRANSACTIONS *(Continued)*

(5) Significant transactions entered with the Company and above-mentioned related parties in current year: *(Continued)*

(b) Amount due to or from related parties

Account	Name of related parties	2001 *RMB*	2000 *RMB*
Bills receivable	JCC and its affiliates	**5,767,604**	2,068,211
Account receivable	JCC and its affiliates	**7,219,397**	46,006,488
	Jiangxi Xinxin	**551,690**	—
Other receivable	JCC and its affiliates	**15,857,226**	41,563,507
Prepayment	Hubei Sanxin	**30,000,000**	30,000,000
	JCC and its affiliates	**11,011,555**	216,197
		70,407,472	119,854,403
Bill payable	JCC and its affiliates	**23,001,128**	14,560,000
Account payable	JCC and its affiliates	**38,210,736**	112,733,326
Advance from customers	JCC and its affiliates	**1,119,824**	477,573
Other payable	JCC and its affiliates	**131,171,246**	40,037,705
Long-term payable within one year	JCC and its affiliates	**1,870,000**	1,870,000
Long-term payable	JCC and its affiliates	**44,911,000**	46,781,000
		240,283,934	216,459,604

(c) Guarantee

Up to 31 December, 2001, the Company has bank loan of RMB484,710,000 guaranteed by JCC (2000: RMB624,972,201).

(d) Others

In accordance with an agreement signed between the Company and JCC, JCC manages a defined contribution pension scheme on behalf of the Company. The Company makes contribution to the scheme through JCC. The total cost charged to the income statement is approximately RMB 33,551,000 (2000: RMB 39,242,000).

49. FORWARD CONTRACTS

At the balance sheet date, the Company had outstanding forward contracts of copper cathode as follows:

	31 December 2001	31 December 2000
Forward sell contracts:		
Quantities (in tons)	**1,165**	2,320
Average price per ton (RMB)	**14,358**	18,778
Delivery period	**In April 2002**	From January 2001 to May 2001

49. FORWARD CONTRACTS *(Continued)*

Forward buy contracts:

Quantities (in tons)	**700**	4,495
Average price per ton (RMB)	**15,639**	19,210
Delivery period	**In January 2002**	From Mach 2001 to August 2001

At the balance sheet date, the unrealised loss on the outstanding forward contracts amounted to approximately RMB1,500,000 (2000: RMB2,000,000).

50. COMMITMENTS

(1) Capital commitments

	2001 *RMB*	2000 *RMB*
Contracted for but not provided in the financial statements	**617,315,000**	71,812,000

(2) Lease commitments

At the balance sheet date, the Company had outstanding commitments under non-cancelable operating leases with a term of more than one year which fall due as follows:

	2001 *RMB*	2000 *RMB*
Rental payable		
Within one year	**15,000,000**	15,000,000
Between one and two years	**15,000,000**	15,000,000
Between two and three years	**15,000,000**	15,000,000
Over three years	**330,000,000**	345,000,000
Total	**375,000,000**	390,000,000

The amount represents the balance due to JCC as the consideration for the rental of land usage. The amount is repayable in 30 annual instalments of 15,000,000 each starting from year 1997 to year 2027.

51. SUBSEQUENT EVENTS

(1) The 230,000,000 A Sharess allotted on 21 December 2001 were listed on 11 January 2002 on Shanghai Stock Exchange ("SSE").

(2) The Company acquired the operating assets and related liabilities of Wushan Copper Mine and mining right thereof on 1 January 2002 from JCC. Details of the acquisition were disclosed in the circular of the Company dated 20 December 2000 in relation to the proposed issue of A Sharess.

(3) A decision has been approved by the board of directors, which authorized the Company invests jointly with its immediate holding Company ("JCC") in Jiangxi Copper Industrial Material Co., Ltd. The total registered capital amounts to RMB 150,000,000, in which the Company will contribute the amount of RMB 90,000,000.

1. DIFFERENCE BETWEEN IAS GAAP AND PRC GAAP

These financial statements are prepared according to PRC GAAP, which are different from these prepared according to IAS GAAP.

At balance sheet date, net profit and net assets were RMB 301,435,000 and RMB 4,572,800,000 respectively according to PRC GAAP. These figures can be reconciled to that under IAS GAAP as follows:

	Net profit For the year ended December 31, 2001 *RMB'000*	Net assets at December 31, 2001 *RMB'000*
Per PRC GAAP	301,435	4,572,800
Adjustment according to IAS GAAP:		
— Interest income from subscription deposit for A Sharess issuing which is recognized as income under IAS GAAP	10,938	—
— Common shares dividend proposed by the board of directors which cannot booked under IAS GAAP	—	133,202
Per IAS GAAP	312,373	4,706,002

2. WEIGHTED AVERAGE AND FULLY DILUTED RETURN ON NET ASSETS AND EARNING PER SHARE

	Return on net assets (%)		Earning per share (RMB)	
Reporting profit	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
Profit from principal operations	14.33	16.18	0.25	0.27
Operating profits	7.06	7.98	0.12	0.13
Net profit	6.59	7.44	0.11	0.12
Net profit excluding non-reoccurring items	6.65	7.51	0.11	0.13

3. PROVISION FOR ASSETS IMPAIRMENT AT DECEMBER 31, 2001

Items	**At January 1, 2001 Group & Company** *RMB*	**Additional Group & Company** *RMB*	**Write-back Group & Company** *RMB*	**At December 31, 2001 Group & Company** *RMB*
1. Bad debt provision	117,372,082	—	(30,848,038)	86,524,044
Including: A Shares receivable	94,990,823	—	(25,881,424)	69,109,399
Other receivable	22,381,259	—	(4,966,614)	17,414,645
2. Provision for impairment on short-term investment	—	179,322	—	179,322
Including: Stock investment	—	179,322	—	179,322
3. Provision for impairment on inventory	9,296,396	6,105,344	(4,079,851)	11,321,889
Including: Finished goods	7,638,090	—	(4,040,212)	3,597,878
Raw material	1,658,306	6,105,344	(39,639)	7,724,011
4. Provision for impairment on fixed assets	—	8,359,916	—	8,359,916
Including: Equipment and machinery	—	6,613,252	—	6,613,252
Vehicles	—	1,746,664	—	1,746,664

4. The explanations to the items in financial statements whose fluctuation range is over 30% (including 30%) and cover the total assets of balance sheet date over 5% (including 5%) or cover the total profit in this year over 10% (including 10%) areas follows:

Items in balance sheet:

(1) Bank balances and cash

The closing balance increased by 85.3% compared with the opening balance, which was mainly due to the proceeds from issuance of A Shares was received on December 28, 2001.

(2) Construction in progress

The closing balance increased by 38.7% compared with the opening balance, which was mainly due to the addition of the new project Guixi Smelter Phase III.

Items in statement of income and profits appropriation:

(1) Net revenue from principle operations

The amount of current year decreased greatly compared with that of last year, which was mainly due to the great increase of the tolling service percentage in total revenue from principle operations while its unit price is relatively lower.

(2) Cost of principle operations

The amount of current year decreased greatly compared with that of last year, which was mainly due to the great increase of the tolling service percentage in total cost of principle operations while its unit cost is relatively lower.

(3) Administrative expenses

The amount of current year decreased greatly compared with that of last year, it was mainly due to the favorable results from collecting of accounts receivable by the Company, as a result, the bad debt provision expenses decreased sharply.

GENERAL MEETING

On 17 May 2001, the Company held its 2000 Annual General Meeting at the Conference Room, 13th floor, Office Building of the Company at No.15, Ye Jin Road, Guixi City, Jiangxi Province. This meeting was convened by Mr. He Changming, Chairman of the Board of Directors. This meeting considered and approved the following: 2000 Report of Board of Directors, 2000 Report of Supervisory Committee, 2000 Remuneration for Supervisors, 2000 Audited Financial Statements and Audit Report; 2000 Profit Appropriation Plan and other matters regarding reappointment of Certified Public Accountants, resignation of Mr. Wang Yunjie from the position of independent non-executive director and appointment of Mr. Liu Xinxin as independent non-executive director.

Notice of 2000 Annual General Meeting and announcement of resolutions passed at such meeting were published on China Security Daily, Hong Kong Economic Daily, Hong Kong iMail or South Morning Post on 17 March 2001 and 18 May 2001.

FIRST EXTRAORDINARY GENERAL MEETING IN 2001

On 19 January 2001, the Company held its First Extraordinary General Meeting in 2001 at the Conference Room, 13th floor, Office Building of the Company at No.15, Ye Jin Road, Guixi City, Jiangxi Province. This meeting was convened by Mr. He Changming, Chairman of the Board of Directors. This meeting considered and approved the following ordinary resolutions: acceptance of Mr. Zhang Shuijian's resignation from his position as the Company's executive director, appointment of Mr. Yuan Zeping as the Company's executive director, Agreement of Acquiring Wusha Copper Mine entered into between the Company and Jiangxi Copper Corporation and continuous connection transaction agreement including: agreement of comprehensive supply, agreement of comprehensive industrial service. This meeting considered and approved the following special resolutions: Plan to issue Rmb ordinary shares A Share, Notes of Jiangxi Copper Company Limited regarding use of proceeds raised from last issuance, investment and acquisition projects using proceeds raised from issuance of A Shares.

Notice of the General Meeting and announcement of resolutions passed at such meeting were published on South Morning Post, Hong Kong Economic Daily, China Security Journal and Shanghai Security Journal on 5 December 2000 and 19 January 2001.

SECOND EXTRAORDINARY GENERAL MEETING IN 2001

On 23 October 2001, the Company held its second Extraordinary General Meeting in 2001 at the Conference Room, 13th floor, Office Building of the Company at No.15, Ye Jin Road, Guixi City, Jiangxi Province. This meeting was convened by Madam Qi Huaiying, executive director of the Company. This meeting considered and approved Processing Agreement entered into between the Company and Jiangxi Copper Corporation.

Notice of the General Meeting and announcement of resolutions passed at such meeting were published on Hong Kong Economic Times and Hong Kong iMail on 7 September 2001 and 24 October 2001.

EXECUTIVE DIRECTORS

Mr. He Changming, aged 60, is a professor-grade Senior Engineer, the Chairman of the Board of Directors of the Company. He is the President of the 1st Administrative Committee of China Copper Development Centre, a member of the Administrative Committee of the Furtures Industry Association and the Shanghai Futures Exchange and Vice Chairman of China Mining Industry Association. Mr. He started as a junior engineer in smelting and has assumed a series of technical and managerial positions over the past 30 years in the mining and smelting business. From January 1990 to May 1993, he was the Director of the Guixi Smelter. From May 1993, Mr. He has been the Manager of Jiangxi Copper Company("JCC"). Since the Company established in 1997, Mr. he has been the Chairman and also the General Manager of the Company until 15th May, 2001. The Board of Directors held a meeting on 16th May, 2001 and accepted the resignation of duties of General Manager by Mr. He. Mr. He has extensive experience in corporate management and is a technical expert. Mr. He graduated from Guizhou Industrial College in 1966 specialising in smelting.

Ms. Qi Huaiying, aged 60, is a Senior Economist and an Executive Director of the Company. Ms. Qi is a standing Committee member of the People's congress of Jiangxi Province, a Standing Committee of China Industrial and Economic Federation, Deputy Chief Secretary to the Administrative Committee of China News Agency's "Jiangxi Nei Can", a consultant of MBA Educational Guidance Committee of Jiangxi Financial University. She has about 30 years of experience in mining production planning and business management, and has extensive experience. She graduated from the Economics Department of Beijing Mining Industrial College and was Deputy Manager of JCC from 1984 to 1997. She was the Deputy Manager of the Company from 1997 to 2000. She has been a director of the Company.

Mr. Du Xinmin, aged 59, is a Senior Accountant, and an Executive Director, the Chief Financial Officer of JCCL. He was the Chief Accountant of JCC before 24 May 2001. Mr. Du has over 30 years of experience in accounting and finance of the mining and smelting industry, and has extensive experience in financial management. He graduated from Beijing Business College majoring in commercial economics.

Mr. Wang Chiwei, aged 49, is a Senior Economist, and an Executive Director and Deputy General Manager of the Company. He is an arbitrator of Shanghai Arbitration Commission and Deputy President of China Huaxue Mine Association. Mr. Wang graduated from Zhongnan Industrial University majoring in engineering management. He is Deputy Manager of JCC before 24 May 2001. From December 1995 to July 1998, Mr. Wang was Deputy Director of the Shanghai Smelter. From July 1998 to the present date, he has been working for the Company. Mr. Wang has quite extensive experience in business operation and sales.

Mr. Yuan Zeping, aged 57, is a professor-grade Senior Engineer and an Executive Director of the Company. He graduated from Hefei Industrial University majoring in Chemical engineering. Mr. Yuan was the Director of Guixi Smelter from 1993 to 1998. He has been engaged in smelting business for over 30 years, and has extensive experience in smelting and planning. At present, he is a Deputy Manager of JCC.

Mr. Gao Jianmin, aged 43, is an Executive Director of the Company. Mr. Gao has more than 10 years of experience in finance, industrial investment and development. He graduated from Qinghua University with a B.S. degree in engineering. Mr. Gao is also a director of International Copper Industry Limited and a General Manager of Qingling Motors Co. Ltd.. Mr. Gao has been a Director of the Company since its incorporation.

Mr Cui Guisheng, aged 55, is an Executive Director of the Company. He is a Senior Economist in the PRC and a tutor of the master degree programme of Zhongnan Industrial University.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Sun Chuanyao, aged 58, is a professor-grade Senior Engineer and is the President of the Beijing Metallurgical Research Institute. He is also an academician of the Russian St. Petersburg Institute of Engineering Science, a part-time professor and tutor of Ph.D programme at Northeast University of Technology, Zhongnan University of Technology, Kunming University China Mining University and Beijing Technological university. Mr. Sun has approximately 30 years work experience in mineralogy. Mr. Sun graduated from Northeast University majoring in milling.

Mr. Shi Zhongliang, aged 57, is the President, a professor and tutor of a PhD programme of the Jiangxi Financial University. Mr. Shi is also the Vice-Chairman of China Industrial and Economic Research and Development Procurement Union, Vice-Chairman of Jiangxi Social Union and a member of the Teaching Guidance Committee of Economics under the Education Department. Mr. Shi graduated from Shanghai Fudan University majoring in economics. Mr. Shi has profound and extensive research experience in the areas of industrial economy, resource economy and regional economy.

Mr. Liu Xinxi, aged 47, is the President, a professor and tutor of Master Programme of the Law Faculty of Nanchang University. He is also a committee member of the Academic Committee of Nanchang University, a lawyer of Jiangxi Tianyi Law office. Mr. Liu is also a member of China Legal Science Society, a member of China Civil and Economic Law Research Institute, a committee member of Intellectual Property Committee of China Lawyers' Association, the Vice President and Arbitrator of Nanchang Arbitration Committee and an executive member of Jiangxi Provincial Legal Science Society. Mr. Liu graduated from Xinan Political Law University in 1982 specialising in laws.

Mr. Long Tao, aged 50, is the Chairman of Beijing Haiwen Investment Consulting Company Limited a professor of the accountancy division of the Central Monetary and Finance College. Mr. Long is a non-executive director of Qingling Motors Co. Ltd. and Beijing North Star Company Limited. Mr. Long holds a bachelor's degree and a master's degree in economics and has more than 14 years of experience in accounting, finance, securities and investments. He also worked for the New York office of KPMG Peat Marwick.

SUPERVISORS

Mr. Wang Zhenkun, aged 57, is a Senior Economist and a Supervisor and Chairman of the Supervisory Committee of the Company. Mr. Wang has been working for JCC for 30 years, and has extensive experience in management. Mr. Wang has held various senior administrative and managerial positions. From 1987 to present, he was the General Manager of Dexing Mine. He graduated from China Science and Technology University majoring in technical physics.

Mr. Zhu Jingyan, aged 59, is a Senior Engineer and a Supervisor of the Company. He was a Deputy Manager of JCC, where he worked for over 30 years, and has accumulated extensive experience in mining. Mr. Zhu graduated from Jiangxi Metallurgical College in 1967 majoring in mining.

Mr. Liu Sigen, aged 61, is a Senior Engineer and a Supervisor of the Company. Mr. Liu is also Vice Chief Engineer of JCC. He graduated from Zhongnan Metallurgics College majoring in non-ferrous metal. Since July 1979, he has been working for JCC and the Comapny and has accumulated extensive experience in smelting.

Ms. Yang Mingjie, aged 45, is an Accountant. She graduated from the faculty of industrial accounting of the Jiangxi Broadcasting Television University. She has been working in JCC and the Company since 1981. She is the Deputy Chief of the Auditing Department of the Company.

SENIOR MANAGEMENT

Li Yihuang, aged 40, professor senior engineer, General Manager of the Company. Mr. Li graduated from Northeast Industrial Institute with major in heavy smelt. He worked in Guixin Smelter of the Company from August 1982 to January 2001, where he held the position of vice director and director. Prior to the appointment of General Manager of the Company, Mr. Li held the position of Deputy Manager of Jiangxi Copper Corporation. Mr. Li is very experienced in smelt business and management.

Liu Yuewei, aged 42, professor senior engineer, Deputy General Manager of the Company. Mr. Liu graduated from Angang Iron and Steel Institute with major in mine extraction. He worked in Dexing Copper Mine of the Company since July 1982, where he held the position of vice director of the plant and director of the mine. Prior to the appointment of Deputy General Manager of the Company, Mr. Li held the position of Assistant to Manager of Jiangxi Copper Corporation. Mr. Li is very experienced in extraction and management.

Liu Jianghao, aged 41, professor senior engineer, Chief Engineer of the Company. Mr. Liu graduated from Jiangxi Metallurgical Institute with major in mine selection. He worked in Dexing Copper Mine of the Company since 1982, where he held the position of director of Sizhou Mine Selection Plant of Dexing Copper Mine. Mr. Liu is very experienced in mine selection and management. Mr. Liu was granted first and second prize for science and technology advancement by China Nonferrous Metallurgical Corporation for a number of times. Mr. Liu is granted Special Allowance by the State Council.

Mr. Huang Dongfeng, aged 43, is a Senior Economist and Company Secretary of the Company. He had worked for such departments as the General Manager Office, the Strategy Research Office, the Economic Development Department of JCC. He has 18 years of experience in corporate management, and has accumulated extensive experience in the areas of corporate management and capital operation. He also holds the position of Head of JCCL's Secretary Office of the Board of Directors. Mr. Huang graduated from the faculty of management engineering of the Zhongnan Industrial University.

Mr. Tung Tat Chiu Michael, aged 39, is Secretary of the Company in Hong Kong. Mr. Tung is a partner of Messrs. Woo Kwan Lee & Lo, the Company's Hong Kong legal advisers, and has over 10 years of experience as a practising lawyer in Hong Kong. Mr. Tung is also the Company Secretary of a number of companies listed in Hong Kong, and an Independent Non-executive Director of a company listed in Hong Kong. He holds a B.A. degree in law and accounting from the University of Manchester, the United Kingdom.

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Jiangxi Copper Company Limited (the "Company") will be held at the conference room of the Company at 15 Yejin Avenue, Guixi City, Jiangxi, the People's Republic of China ("PRC") at 2:00 p.m. on Wednesday, 12th June, 2002 for the following purposes:

1. To consider and approve the report of the Board of Directors for the year of 2001.

2. To consider and approve the report of the Supervisory Committee for the year of 2001.

3. To consider and approve the audited Financial Statements and the auditors' report for the year of 2001.

4. To consider and approve the scheme of profit distribution for the year of 2001.

5. To accept the resignation of Mr. LONG Tao (龍濤) as an independent non-executive director of the Company and to authorise the Board of Directors to terminate the Company's service contract or letter of appointment with Mr. LONG Tao (龍濤) upon such terms and conditions as the Board of Directors shall think fit and to do all such acts and things to give effect to such matters.

6. To elect Mr. KANG Yi (康義) as an independent non-executive director of the Company to replace Mr. LONG Tao (龍濤) to hold office until the date of the annual general meeting of the Company for the year of 2003 and to authorise the Board of Directors to enter into service contract or letter of appointment with Mr. KANG Yi (康義) upon such terms and conditions as the Board of Directors shall think fit and to do all such acts and things to give effect to such matters.

7. To accept the resignation of Mr. CUI Guisheng (崔貴生) as an executive director of the Company and to authorise the Board of Directors to terminate the Company's service contract or letter of appointment with Mr. CUI Guisheng (崔貴生) upon such terms and conditions as the Board of Directors shall think fit and to do all such acts and things to give effect to such matters.

8. To elect Mr. LIANG Qing (梁青) as an executive director of the Company to replace Mr. CUI Guisheng (崔貴生) to hold office until the date of the annual general meeting of the Company for the year of 2003 and to authorise the Board of Directors to enter into service contract or letter of appointment with Mr. LIANG Qing (梁青) upon such terms and conditions as the Board of Directors shall think fit and to do all such acts and things to give effect to such matters.

9. To re-appoint Deloitte Touche Tohmatsu Shanghai Certified Public Accountants Ltd. and Deloitte Touche Tohmatsu as the Company's PRC and international auditors for the year of 2002 and authorise the Board of Directors to determine their remunerations.

By Order of the Board
HUANG Dongfeng
Company Secretary

Jiangxi, PRC, 11th April, 2002.

Notes:

(i) Any shareholder entitled to attend and vote at the meeting mentioned above is entitled to appoint one or more proxies to attend and vote at the meeting on his/her behalf in accordance with the Articles of Association of the Company. A proxy need not be a shareholder of the Company.

(ii) In order to be valid, the proxy form of holders of H Shares and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or authority shall be deposited at the Company's H Shares Registrars, Hong Kong Registrars Limited at 2nd Floor, Vicwood Plaza, 199 Des Voeux Road Central, Hong Kong not less than 24 hours before the time for holding the meeting or 24 hours before the time appointed for taking the poll.

(iii) The holders H Shares or their proxies shall produce their identity documents when attending the meeting.

(iv) The register of holders of H Shares of the Company will be closed from Monday, 13th May, 2002 to Wednesday, 12th June, 2002 (both days inclusive), during which period no transfer of shares will be registered.

(v) The holders of H Shares whose names appear in the register of holders of H Shares on Monday, 13th May, 2002 are entitled to attend and vote at the meeting.

(vi) Shareholders who intend to attend the meeting shall complete and lodge the reply slip for attending the meeting at the Company's legal address at 15 Yejin Avenue, Guixi City, Jiangxi, PRC on or before Thursday, 23rd May, 2002. The reply slip may be delivered to the Company by hand, by post, by cable or by fax (at fax no.: (86)701-3777013).

(vii) The final dividend for the year ended 31st December, 2001 is expected to be paid on Friday, 5th July, 2002 to the holders of H Shares whose names appear on the register of holders of H Shares on Tuesday, 21st May, 2002.

(viii) In order to qualify for the final dividend mentioned above, holders of H Shares whose transfers have not been registered shall deposit the transfers at the Company's H Shares Registrars, Hong Kong Registrars Limited together with the relevant share certificates not later than 4:00 p.m. on Friday, 10th May, 2002. The registered day and the relevant details of the proposed final dividend of the holders of A Shares will be disclosed by means of press announcement.

(xi) The Annual General Meeting is not expected to take more than half a day. Shareholders or their proxies attending the Annual General Meeting shall be responsible for their own travel and accommodation expenses.

(x) Concerning items 5 and 7 of this notice, the Company has received letters from Mr. LONG Tao and Mr. CUI Guisheng resigning as an independent non-executive director and an executive director of the Company respectively. However, the resignations are still subject to the approval by the shareholders of the Company in general meeting.

(xi) Concerning items 6 and 8 of this notice, the directors wish to state that a shareholder of the Company has given written notice to the Company pursuant to Article 95 of the Company's Articles of Association of the intention to nominate Mr. KANG Yi and Mr. LIANG Qing as candidates for election as directors to replace Mr. LONG Tao and Mr. CUI Guisheng respectively and Mr. KANG Yi and Mr. LIANG Qing have given written notices to the Company of their willingness to accept the nomination. Mr. KANG Yi, age 62, male, is a professor-grade senior engineer and model labour of the State. He has been deputy general manager of the former China National Nonferrous Metals Industry Corporation (中國有色金屬工業總公司) and deputy director of the State Nonferrous Metals Industry Management Bureau (國家有色金屬工業管理局) and is now the chairman of China Nonferrous Metals industry Association (中國有色金屬工業協會) and president of China Nonferrous Metals Institute (中國有色金屬學會理事長). He has over 30 years of experience in management of nonferrous metals enterprise. Mr. LIANG Qing, age 48, male, is a university graduate and is now a director and general manager of China Minmetals H.K. (Holdings) Limited. He has over 10 years of experience in international trading.

DOCUMENTS AVAILABLE FOR INSPECTION

1. The original copy of this annual report duly signed by the legal representative of the Company.

2. Financial statements duly signed by the legal representative and financial controller of the Company.

3. The original copy of the auditors' report and financial statements prepared in accordance with the PRC accounting standards affixed with the company chop of Messrs. Deloitte Touche Tohmatsu Shanghai Certified Public Accountants Ltd. and duly signed by registered accountants in the PRC.

4. The original copy of the auditors' report prepared by Messrs. Deloitte Touche Tohmatsu and the financial statements prepared in accordance with the international accounting standards.

5. The original copy of the 2001 interim report of the Company.

Upon the requirement of the Stock Exchange or at the request of shareholders in accordance with relevant laws and regulations or the Company's articles of association, the above documents are available for inspection at the Company's legal address during normal business hours after the annual report is published.

備查文件

1、 載有本公司法定代表人親筆簽名的本年度業績報告正本。

2、 載有本公司法定代表人及財務主管人員親筆簽名的財務報表。

3、 載有上海滬江德勤會計師事務所蓋章及中國註冊會計師親筆簽名的審計報告正本和按中國會計準則編製的財務報表。

4、 由香港德勤•關黃陳方會計師行簽署的審計報告正本和按國際會計準則編製的財務報表。

5、 本公司二零零一年中期業績報告正本。

以上備查文件在披露年度報告後，在聯交所或上交所要求提供時，和股東依據有關法規或本公司章程要求查閱時，可於正常工作時間內在本公司法定地址查閱。

附註：

(i) 有資格出席上述會議及於會上投票的股東，均可依照本公司之公司章程委派一名或多名代理人出席會議及代其投票；代理人毋須為本公司股東。

(ii) H股股東代理人委任表格及如果該代理人委任表格由他人根據授權書或其他授權文件代表委託人簽署，經由公證律師證明之該等授權書或其他授權文件的副本，必須最遲於此會議召開前二十四小時或指定表決時間前二十四小時送達本公司H股過戶登記處香港證券登記有限公司，地址為：香港中環德輔道中199號維德廣場二樓，方為有效。

(iii) H股股東或其代理人出席會議時應出示本人身份證明文件。

(iv) 本公司將於二零零二年五月十三日(星期一)至二零零二年六月十二日(星期三)(首尾兩天包括在內)暫停辦理H股股東名冊變更登記。

(v) 於二零零二年五月十三日(星期一)已經登記在H股股東名冊上的H股股東有權出席會議並進行表決。

(vi) 擬出席會議的股東應當填妥出席會議的回條並將回條於二零零二年五月二十三日(星期四)或該日之前送達本公司法定地址中國江西省貴溪市冶金大道十五號。回條可親身交回本公司，亦可以郵遞、電報或圖文傳真方式交回，圖文傳真號碼為(86)701-3777013。

(vii) 截至二零零一年十二月三十一日止年度的末期股息預計於二零零二年七月五日(星期五)派發予在二零零二年五月二十一日(星期二)已登記在H股股東名冊上的H股股東。

(viii) 凡欲獲派上述末期股息而尚未登記過戶的H股股東，必須於二零零二年五月十日(星期五)下午四時正或之前，將過戶文件連同有關股票，一併送達本公司H股過戶登記處香港證券登記有限公司。A股股東的建議末期股息的股權登記日及有關詳情將另行公告。

(ix) 股東週年大會預期需時不超過半天，股東或其代理人出席股東週年大會的往返及食宿費用自理。

(x) 關於本通告第5及7項，本公司已接獲龍濤先生及崔貴生先生分別提出辭任本公司獨立非執行董事及執行董事之函件。然而，該項辭任仍有待本公司股東於股東大會上批准。

(xi) 關於本通告第6及8項，董事會茲聲明本公司一位股東已根據公司章程第95條之規定給本公司書面通知有意提名康義先生及梁青先生為董事候選人以替代龍濤先生及崔貴生先生，而康義先生及梁青先生亦已給本公司書面通知，表明願意接受提名。康義先生，62歲，男，教授級高級工程師。全國勞動模範。曾任原中國有色金屬工業總公司副總經理和國家有色金屬工業管理局副局長，現任中國有色金屬工業協會會長兼中國有色金屬學會理事長，具有30多年的有色企業管理經驗。梁青先生，48歲，男，大學畢業，現任中國五礦集團香港控股有限公司董事兼副總經理，具有十年以上的國際貿易經驗。

茲公告江西銅業股份有限公司(「本公司」)定於二零零二年六月十二日(星期三)下午二時正在中華人民共和國(「中國」)江西省貴溪市冶金大道十五號本公司會議室舉行股東週年大會，藉以處理下列事項：

1. 審議及批准二零零一年度董事會報告。

2. 審議及批准二零零一年度監事會報告。

3. 審議及批准二零零一年度經審核的財務報表及核數師報告。

4. 審議及批准二零零一年度利潤分配方案。

5. 接納龍濤先生辭去本公司獨立非執行董事職務，並授權董事會按董事會認為合適的條款及條件終止本公司與龍濤先生訂立之服務合同或聘任書及採取一切行動及事宜以促使此等事項生效。

6. 選舉康義先生為獨立非執行董事以替代龍濤先生，任期至本公司2003年股東週年大會之日為止，並授權董事會按董事會認為合適的條款及條件與康義先生訂立服務合同或聘任書及採取一切行動及事宜以促使此等事項生效。

7. 接納崔貴生先生辭去本公司執行董事職務，並授權董事會按董事會認為合適的條款及條件終止本公司與崔貴生先生訂立之服務合同或聘任書及採取一切行動及事宜以促使此等事項生效。

8. 選舉梁青先生為執行董事以替代崔貴生先生，任期至本公司2003年股東週年大會之日為止，並授權董事會按董事會認為合適的條款及條件與梁青先生訂立服務合同或聘任書及採取一切行動及事宜以促使此等事項生效。

9. 審議續聘滬江德勤會計師事務所及德勤・關黃陳方會計師行為本公司二零零二年度之境內及境外核數師，並授權董事會釐定其報酬。

承董事會命
黃東風
公司秘書

中國，江西省，二零零二年四月十一日

劉新熙先生，47歲，現任南昌大學法學院院長、教授、碩士生導師，南昌大學學術委員會委員，江西添翼律師事務所律師。劉先生還是中國法學會理事、中國民法經濟法研究會理事、中國律師協會知識產權專業委員會委員、南昌仲裁委員會副主任及仲裁員、江西省法學會常務理事。劉先生一九八二年畢業於西南政法大學法律專業。

龍濤先生，50歲，北京海問投資諮詢有限責任公司董事長及中央財經大學會計系教授。龍先生為慶鈴汽車股份有限公司和北京北辰股份有限公司的非執行董事。龍先生有經濟學士和碩士學位，擁有近14年會計、財務、證券及投資經驗，龍先生亦曾在畢馬威會計事務所的紐約分所工作。

監事

王振坤先生，57歲，高級經濟師，本公司監事會主席。王先生擔任過多項高級行政和管理職務。王先生曾任職江西銅業公司30年，具有豐富的管理經驗。從一九八七年至現在，王先生曾擔任德興銅礦礦長。王先生畢業於中國科技大學技術物理專業。

朱錦彥先生，59歲，高級工程師，本公司監事，曾任江西銅業公司副經理。任職江西銅業公司30多年，積累了豐富的採礦經驗。朱先生一九六七年畢業於江西冶金學院採礦專業。

楊其敏先生，59歲，高級政工師，本公司監事。楊先生擔任過多項高級行政和管理職務，任職江西銅業公司近30年，管理經驗豐富。從一九九六年至一九九八年，楊先生擔任德興銅礦礦長。楊先生於一九六九年畢業於江西冶金學院採礦專業。

劉思根先生，61歲，高級工程師，本公司監事。劉先生還擔任江西銅業公司副總工程師職務。劉先生畢業於中南礦冶學院有色金屬專業，從一九七九年七月至今一直在江西銅業公司和本公司任職，積累了豐富的冶煉經驗。

楊明潔女士，45歲，會計師，畢業於江西廣播電視大學工業會計專業，從1981年起一直在江西銅業公司和本公司任職，現任公司審計部副主任。

高級管理人員

李貽煌先生，40歲，教授級高級工程師，本公司總經理。李先生畢業於東北工學院重冶專業，一九八二年八月至二零零一年一月在本公司貴溪冶煉廠任職，曾擔任副廠長、廠長等職務。擔任本公司總經理前，李先生還擔任過江西銅業公司副經理。李先生在冶煉及管理方面具有豐富的經驗。

劉躍偉先生，42歲，教授級高級工程師，本公司副總經理。劉先生畢業於鞍山鋼鐵學院採礦專業。劉先生從一九八二年七月起在本公司德興銅礦任職，擔任過副廠長、礦長等職務。擔任本公司副總經理前，劉先生還擔任過江西銅業公司經理助理職務。劉先生在採礦和管理方面有著豐富的經驗。

劉江浩先生，41歲，教授級高級工程師，本公司總工程師。劉先生畢業於江西冶金學院選礦專業。一九八二年起在本公司德興銅礦任職，曾擔任德興銅礦泗州選礦廠廠長。劉先生在選礦及管理方面具有豐富的經驗，劉先生曾獲原中國有色金屬工業總公司科技進步一等獎、二等獎多次，現享受國務院特殊津貼。

黃東風先生，43歲，高級經濟師，本公司董事會秘書，曾在江西銅業公司總經理辦公室、政策研究室、經濟開發處等部門任過職，從事企業管理工作18年，在企業管理、資本運作等方面積累了豐富的經驗。黃先生還兼任本公司董事會秘書室主任職務。黃先生畢業於中南工業大學管理工程專業。

佟達釗先生，39歲，本公司在香港的公司秘書，佟先生是本公司香港法律顧問胡關李羅律師行的合夥人，擁有逾10餘年香港執業律師經驗。佟先生亦為多家香港上市公司的秘書及一家香港上市公司的獨立非執行董事。佟先生持有英國曼斯特大學法律及會計學士學位。

執行董事

何昌明先生，60歲，教授級高級工程師，本公司董事長，首屆中國銅發展中心理事長、期貨業協會常務理事、上海期貨交易所常務理事、中國礦業協會副會長。何先生初入冶金行業時擔任初級工程師，過去三十多年中在採礦和冶金工業擔任多項技術和管理職務。從一九九零年一月至一九九三年五月，何先生擔任貴溪冶煉廠廠長；一九九三年五月起，何先生擔任江西銅業公司經理。一九九七年本公司成立後，何先生除一直擔任本公司董事長外，還兼任公司總經理至二零零一年五月十五日。二零零一年五月十六日公司董事會同意何先生辭去公司總經理職務。何先生具有豐富的企業管理經驗，同時又是冶煉的技術專家。何先生畢業於貴州工學院冶煉專業。

戚懷英女士，60歲，高級經濟師，本公司執行董事。江西省人民代表大會常委，中國工業經濟聯合會常務理事、新華社《江西內參》參事會副秘書長、江西財經大學MBA教育指導委員會顧問。戚女士從事有色企業生產經營管理30多年，經驗豐富。她畢業於北京礦業學院經濟系，於一九八四年至一九九七年間擔任江西銅業公司副經理，一九九七年至二零零零年還擔任本公司副總經理。戚女士一直擔任本公司董事。

杜新民先生，59歲，高級會計師，本公司執行董事兼財務總監。杜先生在二零零一年五月二十四日前曾任過江西銅業公司總會計師。杜先生在有色冶金行業從事財務管理工作30多年，具有豐富的財務管理經驗。杜先生畢業於北京商學院商業經濟專業。

王赤衛先生，49歲，高級經濟師，本公司執行董事兼副總經理。上海仲裁委員會仲裁員、中國化學礦山協會副理事長。王先生畢業於中南工業大學管理工程系，二零零一年五月二十四日前曾任過江西銅業公司副經理。王先生於一九九五年十二月至一九九八年七月擔任上海冶煉廠副廠長，一九九八年七月至今一直在本公司任職。王先生在經營、銷售等方面頗具經驗。

袁則平先生，57歲，教授級高級工程師，本公司執行董事。袁先生畢業於合肥工業大學化工系稀有專業，一九九三年至一九九八年期間擔任貴溪冶煉廠廠長，從事冶煉專業30餘年，在冶煉規劃方面具有豐富經驗。袁先生現還兼任江西銅業公司副經理。

高建民先生，43歲，本公司執行董事。高先生在財務、工業投資和開發方面有10多年經驗。高先生畢業於清華大學，擁有工程學士學位。高先生亦是國際銅業有限公司董事、總經理和慶鈴汽車股份有限公司董事。高先生自本公司成立以來已成為本公司董事。

崔貴生先生，55歲，本公司執行董事。高級經濟師，並兼任中南工業大學碩士研究生導師。

獨立非執行董事

孫傳堯先生，58歲，教授級高級工程師，兼北京礦冶研究總院院長。他也是俄羅斯聖彼得堡工程科學院院士、東北大學、中南大學、昆明理工大學、中國礦業大學及北京科技大學兼職教授及博士生導師。孫先生在礦物加工方面積累過30多年經驗。孫先生畢業於東北大學礦物加工專業，主修選礦。

史忠良先生，57歲，江西財經大學校長、教授、博士生導師；史先生也是中國工業經濟研究與開發促進會副會長、江西省社聯副主席、教育部經濟學教學指導委員會委員。史先生畢業於上海復旦大學，主修經濟學，在產業經濟、資源經濟及區域經濟方面有較深的研究並有豐富經驗。

週年股東大會

本公司在江西省貴溪市冶金大道15號本公司大樓會議室召開二零零零年股東週年大會。會議由董事長何昌明先生主持。會議審議及批准了《二零零零年度董事會報告》、《二零零零年度監事會報告》、《二零零零年度監事報酬》、《二零零零年度經審核的財務報表及核數師報告》、《二零零零年度利潤分配方案》以及關於續聘會計師事務所、接受王雲傑先生辭退本公司獨立非執行董事、委任劉新熙先生為本公司獨立非執行董事等事項。

二零零零年度股東大會會議通知及會議決議公告分別刊登於二零零一年三月十七日和二零零一年五月十八日的《中國證券報》、《香港經濟日報》、《Hong Kong iMail》或《南華早報》。

二零零一年第一次臨時股東大會

二零零一年一月十九日，本公司在江西省貴溪市冶金大道15號本公司大樓會議室召開二零零一年第一次臨時股東大會。會議由董事長何昌明先生主持。

會議審議通過普通決議案：《接納張水鑒先生辭去本公司執行董事職務》、選舉袁則平先生為本公司執行董事》、本公司與江西銅業公司訂立的《武山銅礦收購協議》，以及持續性關聯交易協議，包括《綜合供應協議》、《綜合工業服務協議》、《綜合其他服務協議》。

會議審議通過特別決議案：《公募發行人民幣普通股(A股)發行方案》、《江西銅業股份有限公司關於前次募集資金使用情況的說明》、《A股發行募集資金的投資或收購項目》。

股東大會會議通知及會議決議公告分別刊登於二零零零年十二月五日和二零零一年一月十九日的《南華早報》、《香港經濟日報》、《中國證券報》和《上海證券報》。

二零零一年第二次臨時股東大會

二零零一年十月二十三日，本公司在江西省貴溪市冶金大道15號本公司大樓會議室召開二零零零年第二次臨時股東大會。會議由執行董事戚懷英女士主持。會議審議通過了本公司與江西銅業公司簽訂的《加工協議》。

股東大會會議通知及會議決議公告分別刊登於二零零一年九月七日和二零零一年十月二十四日的《香港經濟日報》和《Hong Kong iMail》。

4. 對會計報表中數據變動幅度達30%(含30%)以上，且佔資產負債表日資產總額5%(含5%)或報告期間利潤總額的10%(含10%)以上的項目分析：

資產負債表項目：

(1) 貨幣資金：今年比去年年末增加85.3%，主要係公司本年度發行人民幣普通股(A股)所募集到的資金所引起。

(2) 在建工程：今年比去年年末增加38.7%，主要係本年度新增的貴溪冶煉廠三期工程所引起。

利潤及利潤分配表項目：

(1) 主營業務收入：今年較上年有較大減少，主要係公司本年度代加工銅業務比重大幅上升，而代加工業務單價相對較低所引起。

(2) 主營業務成本：今年較上年有較大減少，主要係公司本年度代加工銅業務比重大幅上升，而代加工業務成本相對較低所引起。

(3) 管理費用：今年較上年有較大減少，主要係公司本年度清收應收帳款工作取得成效，壞帳準備費用大幅減少所引起。

二零零一年度

（按中國會計準則及制度編製）

1. 國際會計準則與中國會計準則的差異

本財務報表按中國會計準則編製，不同於國際會計準則而編製的財務報告。

於二零零一年十二月三十一日，法定財務報告本年淨利潤為人民幣301,435千元及淨資產為人民幣4,572,800千元，按國際會計準則對本年淨利潤和淨資產的主要調整如下：

	二零零一年度 淨利潤 *人民幣千元*	二零零一年 十二月三十一日 淨資產 *人民幣千元*
根據中國會計準則編製財務報表金額	301,435	4,572,800
按國際會計準則調整：		
— 按國際會計準則記入損益的發行A股申購凍結資金應計利息	10,938	—
— 按國際會計準則不能計列的經董事會批准的應付普通股股利	—	133,202
按國際會計準則編製財務報表金額	312,373	4,706,002

2. 全面攤薄和加權平均計算後淨資產收益率及每股收益

單位：人民幣元

報告期利潤	**淨資產收益率(%)**		**每股收益(元)**	
	全面攤薄	**加權平均**	**全面攤薄**	**加權平均**
主營業務利潤	14.33	16.18	0.25	0.27
營業利潤	7.06	7.98	0.12	0.13
淨利潤	6.59	7.44	0.11	0.12
扣除非經常性損益後的淨利潤	6.65	7.51	0.11	0.13

3. 二零零一年十二月三十一日資產減值準備明細表

單位：人民幣元

項目	**二零零一年 一月一日 合併及公司數**	**本年增加(數) 合併及公司數**	**本年轉回數 合併及公司數**	**二零零一年 十二月三十一日 合併及公司數**
一、壞賬準備合計	117,372,082	—	(30,848,038)	86,524,044
其中：應收賬款	94,990,823	—	(25,881,424)	69,109,399
其他應收款	22,381,259	—	(4,966,614)	17,414,645
二、短期投資跌價準備合計	—	179,322	—	179,322
其中：股票投資	—	179,322	—	179,322
三、存貨跌價準備合計	9,296,396	6,105,344	(4,079,851)	11,321,889
其中：產成品	7,638,090	—	(4,040,212)	3,597,878
原材料	1,658,306	6,105,344	(39,639)	7,724,011
四、固定資產減值準備	—	8,359,916	—	8,359,916
其中：機器設備	—	6,613,252	—	6,613,252
運輸設備	—	1,746,664	—	1,746,664

49. 期貨合同（續）

期貨採購合同：

數量(噸)	**700**	4,495
平均每噸價格(人民幣)	**15,639**	19,210
送貨期	**於二零零二年一月**	從二零零一年三月至二零零一年八月

截至二零零一年十二月三十一日止，公司存在尚未履行的陰極銅遠期合同未實現虧損約為人民幣150萬元(二零零零年：人民幣200萬元)。

50. 承諾事項

(1) 資本承諾

	年末數 ***人民幣元***	年初數 *人民幣元*
已簽約但尚未於會計報表中撥備的資本支出	**617,315,000**	71,812,000

(2) 租賃承諾

至資產負債表日止，公司對外簽訂的不可撤消的經營租賃合約情況如下：

	年末數 ***人民幣元***	年初數 *人民幣元*
不可撤消經營租賃的最低租賃付款額：		
資產負債表日後第1年	**15,000,000**	15,000,000
資產負債表日後第2年	**15,000,000**	15,000,000
資產負債表日後第3年	**15,000,000**	15,000,000
以後年度	**330,000,000**	345,000,000
合計	**375,000,000**	390,000,000

應付租金係公司支付江銅之土地租金，租賃期為一九九七年至2027年共30年，年租金為人民幣15,000,000元。

51. 期後事項

(1) 公司於二零零一年十二月二十一日發行的230,000,000股人民幣普通股(A股)於二零零二年一月十一日在上海證券交易所上市交易。

(2) 公司已於二零零二年一月一日正式完成收購武山銅礦的經營性資產、有關負債及其採礦權。該收購事項的詳細資料已載於本公司於二零零零年十二月二十日致股東有關發行A股建議之通函。

(3) 公司於二零零二年三月通過一項董事會決議，批准公司與江銅共同出資設立江西銅業銅材有限公司(「銅材公司」)。銅材公司註冊資本總額為人民幣150,000,000元，其中公司出資人民幣90,000,000元。

48. 關聯方關係及其交易（續）

(5) 公司與上述關聯方在本年度發生了如下重大關聯交易：（續）

(B) 債權債務往來情形

科目	關聯公司名稱	年末數 人民幣元	年初數 人民幣元
應收票據	江銅及其控制的公司	**5,767,604**	2,068,211
應收帳款	江銅及其控制的公司	**7,219,397**	46,006,488
	江西鑫新	**551,690**	—
其他應收款	江銅及其控制的公司	**15,857,226**	41,563,507
預付帳款	湖北三鑫	**30,000,000**	30,000,000
	江銅及其控制的公司	**11,011,555**	216,197
		70,407,472	119,854,403
應付票據	江銅及其控制的公司	**23,001,128**	14,560,000
應付帳款	江銅及其控制的公司	**38,210,736**	112,733,326
預收帳款	江銅及其控制的公司	**1,119,824**	477,573
其他應付款	江銅及其控制的公司	**131,171,246**	40,037,705
一年內到期長期負債	江銅及其控制的公司	**1,870,000**	1,870,000
長期應付款	江銅及其控制的公司	**44,911,000**	46,781,000
		240,283,934	216,459,604

(C) 擔保

截至二零零一年十二月三十一日止，公司有人民幣484,710,000元的銀行借款由江銅向銀行提供擔保(二零零零年：人民幣624,972,201元)。

(D) 其他

根據公司與江銅簽訂的協定，由江銅統一管理公司的養老金，養老金匯總後統一交給退休統籌基金單位。公司在二零零一年度已列支上述款項約為人民幣33,551,000元(二零零零年度：人民幣39,242,000元)。

49. 期貨合同

截至二零零一年十二月三十一日止，本公司存在尚未履行的陰極銅遠期合同如下：

	年末數	年初數
期貨銷售合同：		
數量(噸)	**1,165**	2,320
平均每噸價格(人民幣)	**14,358**	18,778
送貨期	**於二零零二年四月**	從二零零一年一月至二零零一年五月

48. 關聯方關係及其交易（續）

(5) 公司與上述關聯方在本年度發生了如下重大關聯交易：（續）

(A) 在本年度內，公司與江銅或其控制的公司、江西鑫新及湖北三鑫有以下交易：（續）

	本年累計數 **人民幣元**	上年累計數 人民幣元
社會福利及支援服務予公司(註(b))，其中包括：		
— 福利及醫療服務	26,738,000	35,318,000
— 中小學教育服務	10,793,000	9,060,000
— 技術教育服務	4,376,000	4,072,000
— 內部通訊服務	5,051,000	5,363,000
— 駐外辦事處	2,063,000	1,727,000
與另兩間發起人公司的交易：		
銷售電銅予江西鑫新(註(a))	142,954,000	146,896,000
向湖北三鑫提供來料加工服務(註(a))	1,917,000	8,557,000
從湖北三鑫購買銅精礦(註(a))	14,502,000	13,903,000

於二零零一年九月三日，公司與江銅簽訂了一份加工協議，在該協議下，公司將被委任獨家對由江銅進口的銅精礦、粗銅和廢雜銅進行加工成為陰極銅，並負責該等陰極銅在中國銷售及分銷。董事認為，簽訂加工協議可間接地導致江銅與公司之間的業務競爭，從而使江銅違反江銅於一九九七年五月二十二日簽訂的承諾函(「承諾函」)及一九九七年五月十六日簽訂的資產注入協定(「注入協定」)的承諾。然而，董事認為加工協議已經包含了減少競爭影響的機制及加工安排符合公司及其獨立股東的最大利益。故此，公司不願強制執行由於加工安排而導致江銅違反之承諾，及不對其採取任何行動。上述授權的普通決議案已於二零零一年十月二十三日舉行之臨時股東大會上獲得通過。

註：

(a) 交易定價按可比較的市場價格制定。

(b) 交易定價按實際成本制定。

(c) 交易定價按租約條款制定。

48. 關聯方關係及其交易（續）

(5) 公司與上述關聯方在本年度發生了如下重大關聯交易：

(A) 在本年度內，公司與江銅或其控制的公司、江西鑫新及湖北三鑫有以下交易：

	本年累計數 *人民幣元*	上年累計數 *人民幣元*
與江銅或其控制的公司交易：		
提供來料加工服務(註(a))	215,794,000	—
銷售電銅、硫酸(註(a))	181,063,000	199,203,000
銷售輔助工業產品(註(a))	73,252,000	104,262,000
銷售副產品(註(a))	13,629,000	7,446,000
購入銅精礦(註(a))	142,939,000	135,782,000
購入紫雜銅(註(b))	138,521,000	212,754,000
購入輔助工業產品(註(a))	159,590,000	186,240,000
鐵路運輸租賃費用(註(b))	7,174,000	7,174,000
提供運輸及裝卸服務(註(a))	11,757,000	11,613,000
土地使用權租金費用(註(c))	15,000,000	15,000,000
辦公室租金費用(註(c))	4,007,000	3,147,000
員工宿舍及使用公共設施租金費用(註(b))	13,893,000	11,589,000
修理及維護服務予公司(註(a))	81,625,000	108,804,000
建設服務予公司(註(a))	27,416,000	40,718,000
運輸服務予公司(註(a))	42,271,000	45,447,000
提供水及輸電(註(b))	29,258,000	32,915,000
工業用供水給予公司(註(b))	18,425,000	18,152,000
期貨經紀代理服務予公司(註(a))	989,000	1,667,000
環境綠化服務予公司(註(b))	2,947,000	3,183,000

47. 現金及現金等價物

	年末數 **人民幣元**	年初數 人民幣元
貨幣資金(附註6)	**683,327,945**	368,811,075
減：貨幣資金中的 承兌匯票保證金(附註6)	**2,267,780**	2,708,399
	681,060,165	366,102,676

	公司 **年末數** **人民幣元**	公司 年初數 人民幣元
貨幣資金	**682,754,028**	368,295,229
減：貨幣資金中的 承兌匯票保證金	**2,267,780**	2,708,399
	680,486,248	365,586,830

48. 關聯方關係及其交易

(1) 存在控制關係的關聯方

關聯方名稱	註冊地點	主營業務	與公司關係	經濟性質	法定代表人
江西銅業公司(「江銅」)	江西貴溪	有色金屬礦、非金屬礦、有色金屬冶煉、壓延加工產品	控股股東	國有	何昌明

(2) 存在控制關係的關聯方的註冊資本及其變化

關聯方名稱	年末及年初數 人民幣元
江銅	3,896,060,000

(3) 存在控制關係的關聯方所持股份或權益及其變化

關聯方名稱	年初數		本年增加數		本年減少數		年末數	
	人民幣元	%	人民幣元	%	人民幣元	%	人民幣元	%
江銅	1,275,556,200	52.40	—	—	—	4.5	1,275,556,200	47.9

(4) 不存在控制關係的關聯方關係的性質

關聯方名稱	與公司的關係
江西鑫新實業股份有限公司(「江西鑫新」)	發起人股東
湖北三鑫金銅股份有限公司(「湖北三鑫」)	發起人股東

43. 補貼收入

內容	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
所得稅退稅	98,359	66,330

詳情請參見附註35註1。

44. 營業外支出

	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
學校經費	15,169,103	13,132,000
處理固定資產損失	—	6,127,438
固定資產減值準備	8,359,916	—
其他	4,162,197	6,143,056
	27,691,216	25,402,494

45. 所得稅

	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
公司應計所得稅(註1)	57,023,162	17,858,481
公司所得稅抵免額(註2)	(57,023,162)	(17,858,481)
子公司應計所得稅	101,973	98,359
	101,973	98,359

註1： 根據應納稅所得額計算的應計所得稅為人民幣57,023,162元。

註2： 根據財稅字[2000]49號文規定，公司已獲得江西省國稅局的批准同意，公司於二零零零年度購置國產設備投資經審批允許可在以後年度抵免所得稅的餘額為人民幣55,627,972元，二零零一年度購置國產設備投資可抵免的所得稅金額為人民幣13,037,712元。二零零一年度應計所得稅為人民幣57,023,162元，故二零零零年度可抵免所得稅餘額已全部用完，二零零一年度結存未抵免餘額為人民幣11,642,522元。由於年度所得稅匯算清繳尚未完成，該結存金額將會根據實際所得稅匯算清繳的結果進行調整。

46. 支付的其他與經營活動有關的現金

	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
營業費用及管理費用中的支付額	111,589,279	154,818,154
營業外支出	19,331,300	19,275,056
其他	39,938,606	25,109,603
	170,859,185	199,202,813

40. 其他業務利潤

	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
銷售材料備件		
一 收入	81,469,178	94,109,611
一 成本	(78,643,768)	(90,219,759)
	2,825,410	3,889,852
水電銷售		
一 收入	35,230,135	33,519,884
一 成本	(32,271,619)	(33,168,601)
	2,958,516	351,283
期貨交易平倉(虧損)盈利	(4,364,750)	2,935,734
其他	6,137,528	(348,184)
	7,556,704	6,828,685

41. 財務費用

	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
利息支出	163,067,225	140,972,344
減：利息收入	(9,942,592)	(4,450,086)
匯兌(收益)損失	106,269	108,803
其他	486,112	811,241
	153,717,014	137,442,302
未包括：		
已資本化利息支出	17,299,401	49,046,995

42. 投資收益

合併數	本年累計數 人民幣元	上年累計數 人民幣元
短期投資收益		
債權投資收益	1,999,302	—
短期投資跌價準備-股票投資	(179,322)	—
	1,819,980	—

公司數	本年累計數 人民幣元	上年累計數 人民幣元
短期投資收益		
債權投資收益	1,999,302	—
短期投資跌價準備-股票投資	(179,322)	—
長期投資收益		
按權益法確認收益	183,237	159,616
	2,003,217	159,616

37. 主營業務收入及分部資料

產品類別	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
陰極銅	1,855,764,937	2,555,327,992
金	492,241,075	409,442,274
其他(白銀、硫酸等)	357,097,065	474,578,116
代加工	290,690,051	85,163,971
	2,995,793,128	3,524,512,353

銷售地域	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
中國大陸	2,925,823,945	3,010,191,572
韓國	—	341,289,126
其他地區	69,969,183	173,031,655
	2,995,793,128	3,524,512,353

前五名客戶銷售收入總額 人民幣元	佔全部銷售收入比例 %
1,123,592,815	37.5

38. 主營業務成本

	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
國內銷售成本	2,265,354,101	2,483,629,830
出口銷售成本	43,394,918	490,160,559
	2,308,749,019	2,973,790,389

39. 主營業務稅金及附加

	合併 本年累計數 人民幣元	合併 上年累計數 人民幣元
資源稅	31,695,301	31,207,408

35. 盈餘公積

二零零一年度公司盈餘公積變動情況如下：

	合併			
	法定盈餘公積金 人民幣元	任意盈餘公積金 人民幣元	法定公益金 人民幣元	合計 人民幣元
年初餘額	52,093,111	95,901,460	34,345,417	182,339,988
本年計提數	30,155,893	60,286,942	30,149,682	120,592,517
本年增加數(註1)	—	59,015	—	59,015
本年法定公益金使用額(註2)	—	2,166,768	(2,166,768)	—
年末餘額	82,249,004	158,414,185	62,328,331	302,991,520

二零零零年度公司盈餘公積變動情況如下：

	合併			
	法定盈餘公積金 人民幣元	任意盈餘公積金 人民幣元	法定公益金 人民幣元	合計 人民幣元
年初餘額	41,215,167	61,821,450	41,214,733	144,251,350
本年計提數	10,877,944	16,298,973	10,871,953	38,048,870
本年增加數 (註1)	—	39,768	—	39,768
本年法定公益金使用額 (註2)	—	17,741,269	(17,741,269)	—
年末餘額	52,093,111	95,901,460	34,345,417	182,339,988

法定公積金可用於彌補公司的虧損，擴大公司生產經營或轉為增加公司資本。法定公益金可用於公司職工的集體福利。

註1： 任意盈餘公積金二零零一年度及二零零零年度增加數係根據蕭山市地區稅務局域廂地稅分局減免、退還稅款通知書，公司應按比例享有的子公司蕭山銅達收到的二零零零年度所得稅退稅人民幣59,015元及一九九九年度所得稅退稅人民幣39,768元。

註2： 法定公益金使用額係公司二零零一年度及二零零零年度使用法定公益金為職工福利購建的固定資產。

36. 未分配利潤

(1) 提取法定盈餘公積

根據公司法第177條及公司章程規定，法定盈餘公積金按淨利潤之10%提取。

公司法定盈餘公積金累計額為公司註冊資本50%以上的，可不再提取。

(2) 提取法定公益金

根據公司法第177條及公司章程規定，經公司董事會提議，本年度法定公益金擬按淨利潤之10%提取(二零零零年度：10%)。上述提議有待股東大會批准。

(3) 提取任意盈餘公積

根據董事會的提議，本年度任意盈餘公積金按淨利潤之20%提取(二零零零年度：15%)。上述提議有待股東大會批准。

(4) 應付普通股股利

根據公司董事會提議，本年度公司擬以每股人民幣0.05元向全體股東派發現金股利。上述股利分配方案有待股東大會批准。

32. 專項應付款

由於本年度技術改造貸款利息尚未計提，公司收到的財政部撥予的技術改造貼息資金人民幣84,000,000元計入專項應付款。

33. 股本

二零零一年度公司股份變動情況如下：

	合併		
		本次變動增減(股)	
	年初數(股)	增發	年末數(股)
一、未上市流通股份			
1. 發起人股份			
一 境內國有法人股	1,275,556,200	—	1,275,556,200
一 境內其他法人股	2,000,000	—	2,000,000
2. 已發行未上市			
一 A股	—	230,000,000	230,000,000
未上市流通股份合計	1,277,556,200	230,000,000	1,507,556,200
二、已上市流通股份			
1. H股	1,156,482,000	—	1,156,482,000
三、股份總數	2,434,038,200	230,000,000	2,664,038,200

上述股份每股面值為人民幣1元。

二零零零年度公司股份無變動。

34. 資本公積

二零零一年度公司資本公積變動情況如下：

	合併		
	年初餘額	本年增加數	年末餘額
	人民幣元	*人民幣元*	*人民幣元*
股本溢價	1,016,849,417	275,784,562	1,292,633,979
資產評估增值	113,063	—	113,063
	1,016,962,480	275,784,562	1,292,747,042

本年增加數為公司於二零零一年十二月發行人民幣普通股(A股)所產生的股本溢價。

二零零零年度公司資本公積無變動。

30. 長期借款（續）

借款單位	二零零一年十二月三十一日 人民幣元	借款期限	年利率	借款條件
中國工商銀行鷹潭市分行江銅辦	35,000,000	1999.4.27-2003.4.26	6.03%	信用借款
	20,000,000	1999.5.26-2004.2.25	6.03%	信用借款
	21,000,000	1999.6.23-2003.6.22	6.03%	信用借款
	78,400,000	2000.7.28-2005.7.27	6.03%	信用借款
	40,000,000	2001.1.3-2003.1.3	5.94%	信用借款
	40,000,000	2001.1.8-2003.1.8	5.94%	信用借款
	44,810,000	2001.1.10-2003.7.10	5.94%	信用借款
	60,000,000	2001.1.16-2003.1.16	5.94%	信用借款
	30,000,000	2001.1.4-2002.1.4	5.94%	信用借款
	90,000,000	2000.8.30-2003.8.29	5.94%	信用借款
	20,000,000	2001.11.7-2003.11.6	5.94%	信用借款
	25,000,000	2001.12.5-2004.12.4	5.94%	信用借款
	50,000,000	2001.12.7-2003.12.6	5.94%	信用借款
	10,000,000	2001.12.24-2003.12.23	5.94%	信用借款
	30,000,000	2001.12.25-2004.12.24	5.94%	信用借款
	15,000,000	2001.11.19-2007.11.18	6.21%	信用借款
中國工商銀行沿江支行	50,000,000	2000.6.28-2003.6.27	5.94%	擔保借款
中國銀行鷹潭市分行	28,000,000	1999.11.30-2004.11.30	6.03%	擔保借款
	17,000,000	2000.2.13-2005.2.13	6.03%	擔保借款
	30,000,000	2001.12.27-2003.12.27	5.94%	信用借款
	18,000,000	2001.12.27-2004.12.27	5.94%	信用借款
中國建設銀行江西銅基地專業支行	109,710,000	1997.2.18-2008.12.30	6.21%	擔保借款
	60,000,000	1997.2.18-2002.12.31	6.21%	擔保借款
	220,000,000	1997.3.31-2003.12.31	5.94%	擔保借款
	82,000,000	1998.3.24-2004.12.31	6.21%	信用借款
	210,000,000	1999.2.25-2008.11.30	6.21%	信用借款
	217,000,000	1999.9.15-2009.9.14	6.21%	信用借款
	50,000,000	2000.6.22-2006.6.21	6.21%	信用借款
	73,000,000	2000.3.31-2003.3.31	5.94%	信用借款
	85,000,000	2000.9.25-2003.9.24	5.94%	信用借款
	50,000,000	2001.8.28-2004.8.27	5.94%	信用借款
	50,000,000	2001.10.29-2007.4.28	6.21%	信用借款
招商銀行南昌支行	50,000,000	2001.12.14-2004.6.13	5.94%	信用借款
合計	2,008,920,000			

長期借款中擔保借款均由江西銅業公司提供擔保，見附註48「關聯方關係及其交易」。

31. 長期應付款

欠款項目	合併 年末數 人民幣元	合併 年初數 人民幣元
長期應付款	46,781,000	48,651,000
減：一年內到期的長期負債	1,870,000	1,870,000
一年後償還的款項	44,911,000	46,781,000

長期應付款係公司應付購買江西銅業公司採礦權款。此款自一九九八年一月一日起分30年償還，每年償還本金人民幣1,870,000元，利息按每年償還的本金及國家公佈的同期一年貸款利率但不超過15%的利率計算。

26. 其他應交款

	合併 年末數 人民幣元	合併 年初數 人民幣元
礦產資源補償費	17,743,599	20,187,843
其他	7,395	7,491
	17,750,994	20,195,334

礦產資源補償費的收取依據為《中華人民共和國國務院令》第150號文《礦產資源補償費徵收管理規定》及《江西省人民政府令》第35號文《江西省礦產資源補償費徵收管理實施方法》。收取標準為：礦產品銷售收入×補償費費率×開採回採系數，其中開採回採系數=核定開採回採率/實際開採回採率。

27. 其他應付款

合併年末數中，欠持公司5%以上股份股東欠款情況如下：

股東名稱	年末數 人民幣元	年初數 人民幣元
江西銅業公司	89,397,131	23,481,064

28. 預提費用

	合併 年末數 人民幣元	合併 年初數 人民幣元	結存原因
專業服務費	2,500,000	2,100,000	發票未到尚未支付

29. 一年內到期的長期負債

	合併 年末數 人民幣元	合併 年初數 人民幣元
一年內到期的長期借款(附註30)	172,000,000	180,006,423
一年內到期的長期應付款(附註31)	1,870,000	1,870,000
	173,870,000	181,876,423

30. 長期借款

	合併 年末數 人民幣元	合併 年初數 人民幣元
長期借款	2,008,920,000	2,165,926,423
減：一年內到期長期負債	172,000,000	180,006,423
一年後償還的款項	1,836,920,000	1,985,920,000

21. 應付票據

	合併 年末數 人民幣元	合併 年初數 人民幣元
1年內到期的銀行承兌匯票	**118,871,825**	92,038,977

22. 應付帳款

合併年末數中，持公司5%以上股份的股東欠款情況如下：

股東名稱	年末數 人民幣元	年初數 人民幣元
江西銅業公司	**1,186,949**	566,941

23. 預收帳款

合併年末數中，無預收持公司5%以上股份股東的款項。

24. 應付股利

	合併 年末數 人民幣元	合併 年初數 人民幣元
江西銅業公司	**63,777,810**	12,755,562
香港國際銅業(中國)投資有限公司	**25,000,000**	5,000,000
湖北三鑫金銅股份有限公司	**25,000**	5,000
江西鑫新實業股份有限公司	**25,000**	5,000
深圳寶恒(集團)股份有限公司	**50,000**	10,000
境外上市外資股股東	**32,824,100**	6,564,820
境內上市內資股股東	**11,500,000**	—
	133,201,910	24,340,382

根據公司董事會提議，本年度公司擬以每股人民幣0.05元(含稅)向全體股東派發現金股利。上述股利分配方案有待股東大會批准。

25. 應交稅金

	合併 年末數 人民幣元	合併 年初數 人民幣元
所得稅	**(4,658,775)**	(4,672,345)
增值稅	**(1,952,056)**	41,659,881
營業稅	**34,725**	65,305
資源稅	**2,341,723**	614,292
其他	**1,966,541**	1,884,934
	(2,267,842)	39,552,067

由於附註45所列原因，公司二零零一年度及二零零零年度無應計所得稅。二零零一年十二月三十一日及二零零零年十二月三十一日餘額為公司的預繳所得稅。

17. 在建工程

工程名稱	預算數	年初餘額	本年增加數	本年完工轉出數	年末餘額	工程投入佔預算比例	資金來源
	合併						
	人民幣元	人民幣元	人民幣元	人民幣元	人民幣元	%	
貴溪冶煉廠三期工程	1,500,000,000	—	157,482,716	—	157,482,716	10%	借款及自有資金
9萬噸/日采選達產工程	1,200,000,000	212,635,325	225,704,403	152,830,000	285,509,728	79%	借款及自有資金
其他	700,000,000	266,466,295	265,626,376	310,544,045	221,548,626	81%	自有資金
合計	3,400,000,000	479,101,620	648,813,495	463,374,045	664,541,070		
其中：利息資本化金額		9,256,223	17,299,401	8,804,918	17,750,706		

18. 無形資產

項目名稱	取得方式	原值	年初餘額	本年攤銷數	年末餘額	剩餘攤銷期限
		合併				
		人民幣元	人民幣元	人民幣元	人民幣元	
商標使用權	受讓	51,683,900	44,803,900	(1,720,000)	43,083,900	25年
採礦權	受讓	56,191,000	48,651,000	(1,870,000)	46,781,000	25年
		107,874,900	93,454,900	(3,590,000)	89,864,900	

19. 長期待攤費用

種類	年初餘額	本年攤銷數	年末餘額	剩餘攤銷期限
	合併			
	人民幣元	人民幣元	人民幣元	
外購軟件	2,771,495	(1,400,000)	1,371,495	1年

20. 短期借款

借款類別	**合併 年末數 人民幣元**	合併 年初數 人民幣元
信用借款		
— 人民幣	**950,230,000**	911,230,000
— 美元	**39,438,243**	—
	989,668,243	911,230,000

上述借款年利率為4.50%至5.85%。

15. 長期股權投資(續)

長期股權投資和股票投資詳細情況如下：

長期股權投資－公司數

被投資公司名稱	投資金額	本年權益增減額	累計增減數	年末帳面價值
	人民幣元	人民幣元	人民幣元	人民幣元
蕭山銅達	1,082,289	81,390	(41,695)	1,040,594

股票投資－公司數及合併數

被投資公司名稱	股票數量	佔被投資公司註冊資本的比例	本年投資金額	減值準備	本年帳面價值
		人民幣元	人民幣元	人民幣元	人民幣元
科邦電信(集團)股份有限公司	2,000,000	0.4%	5,610,000	—	5,610,000

上述股票為公司持有的尚未上市流通的股票。

16. 固定資產及累計折舊

	合併房屋建築物	合併機器設備	合併運輸設備	合計
	人民幣元	人民幣元	人民幣元	人民幣元
原值				
年初餘額	2,800,814,008	5,466,734,130	992,555,179	9,260,103,317
本年購置	—	47,470	—	47,470
本年在建工程轉入	214,569,709	162,597,912	86,206,424	463,374,045
重分類	(22,387,822)	20,624,399	1,763,423	—
本年減少	—	(21,657,280)	(21,000)	(21;678,280)
年末餘額	2,992,995,895	5,628,346,631	1,080,504,026	9,701,846,552
累計折舊				
年初餘額	695,205,266	3,001,316,759	599,146,029	4,295,668,054
本年計提	111,640,879	202,840,551	47,015,364	361,496,794
重分類	(5,152,213)	5,196,415	(44,202)	—
本年減少	—	(16,207,267)	—	(16,207,267)
年末餘額	801,693,932	3,193,146,458	646,117,191	4,640,957,581
減值準備				
本年計提及年末餘額	—	6,613,252	1,746,664	8,359,916
淨額				
年初餘額	2,105,608,742	2,465,417,371	393,409,150	4,964,435,263
年末餘額	2,191,301,963	2,428,586,921	432,640,171	5,052,529,055

13. 存貨

	合併年末數		
	金額	**跌價準備**	**帳面價值**
	人民幣元	**人民幣元**	**人民幣元**
原材料	**542,384,784**	**7,724,011**	**534,660,773**
在產品	**954,288,147**	**—**	**954,288,147**
產成品	**90,931,274**	**3,597,878**	**87,333,396**
	1,587,604,205	**11,321,889**	**1,576,282,316**

	合併年初數		
	金額	跌價準備	帳面價值
	人民幣元	人民幣元	人民幣元
原材料	519,112,160	1,658,306	517,453,854
在產品	746,873,445	—	746,873,445
產成品	161,505,568	7,638,090	153,867,478
	1,427,491,173	9,296,396	1,418,194,777

14. 待攤費用

類別	**合併年末數人民幣元**	合併年初數人民幣元
大修理費	**8,000,000**	16,010,196

15. 長期股權投資

合併數

項目	**年末數**			年初數		
	投資金額人民幣元	**減值準備人民幣元**	**帳面價值人民幣元**	投資金額人民幣元	減值準備人民幣元	帳面價值人民幣元
股票投資	5,610,000	—	5,610,000	—	—	—

公司數

項目	**年末數**			年初數		
	投資金額人民幣元	**跌價準備人民幣元**	**帳面價值人民幣元**	投資金額人民幣元	跌價準備人民幣元	帳面價值人民幣元
長期股權投資	1,040,594	—	1,040,594	959,204	—	959,204
股票投資	5,610,000	—	5,610,000	—	—	—
合計	6,650,594	—	6,650,594	959,204	—	959,204

11. 其他應收款（續）

	合併年初數			
	金額 人民幣元	比例(%)	壞帳準備 人民幣元	帳面價值 人民幣元
1年以內	124,026,650	83.1	—	124,026,650
1至2年	2,066,698	1.3	413,340	1,653,358
2至3年	2,467,916	1.7	1,233,958	1,233,958
3年以上	20,733,961	13.9	20,733,961	—
	149,295,225	100.0	22,381,259	126,913,966

欠款金額前五名情況如下：

前五名欠款總額 *人民幣元*	**佔其他應收款總額比例** *%*
37,752,826	62.6

持公司5%以上股份的股東欠款情況如下：

股東名稱	**年末數** ***人民幣元***	年初數 *人民幣元*
江西銅業公司	**210,249**	293,765

12. 預付帳款

預付帳款帳齡分析如下：

	合併年末數		合併年初數	
	人民幣元	**%**	人民幣元	%
1年以內	**104,760,247**	**92.9**	60,003,796	85.4
1至2年	**6,141,225**	**5.4**	10,275,960	14.6
2至3年	**1,910,807**	**1.7**	—	—
	112,812,279	**100.0**	70,279,756	100.0

持公司5%以上股份的股東欠款情況如下：

股東名稱	**年末數** ***人民幣元***	年初數 *人民幣元*
江西銅業公司	10,074,097	216,197

賬齡在1年以上的預付賬款主要係未完成採購合約的預付款。

10. 應收帳款

應收帳款帳齡分析如下：

	合併年末數			
	金額 *人民幣元*	**比例(%)**	**壞帳準備** *人民幣元*	**帳面價值** *人民幣元*
1年以內	**131,834,355**	**53.4**	**—**	**131,834,355**
1至2年	**24,465,967**	**9.9**	**9,606,241**	**14,859,726**
2至3年	**28,230,964**	**11.5**	**14,085,482**	**14,145,482**
3年以上	**62,321,366**	**25.2**	**45,417,676**	**16,903,690**
	246,852,652	**100.0**	**69,109,399**	**177,743,253**

	合併年初數			
	金額 *人民幣元*	比例(%)	壞帳準備 *人民幣元*	帳面價值 *人民幣元*
1年以內	161,820,791	56.7	—	161,820,791
1至2年	47,098,576	16.5	18,552,464	28,546,112
2至3年	16,050,477	5.6	16,050,477	—
3年以上	60,387,882	21.2	60,387,882	—
	285,357,726	100.0	94,990,823	190,366,903

本年度，公司對人民幣16,903,690元的賬齡在三年以上的應收賬款的法律訴訟已勝訴並進入執行階段，法院凍結了欠款單位足夠金額的資產，因此轉回了相應的以前年度計提的壞賬準備。

欠款金額前五名情況如下：

前五名欠款總額 *人民幣元*	**佔應收帳款總額比例** %
109,957,362	44.5

持公司5%以上股份的股東欠款情況如下：

股東名稱	**年末數** *人民幣元*	年初數 *人民幣元*
江西銅業公司	**805,647**	805,647

11. 其他應收款

其他應收款帳齡分析如下：

	合併年末數			
	金額 *人民幣元*	**比例(%)**	**壞帳準備** *人民幣元*	**帳面價值** *人民幣元*
1年以內	**38,802,716**	**64.3**	**—**	**38,802,716**
1至2年	**5,053,953**	**8.4**	**1,010,791**	**4,043,162**
2至3年	**104,476**	**0.2**	**27,238**	**77,238**
3年以上	**16,376,616**	**27.1**	**16,376,616**	**—**
	60,337,761	**100.0**	**17,414,645**	**42,923,116**

6. 貨幣資金

	合併年末數			合併年初數		
	外幣金額	折算率	人民幣元	外幣金額	折算率	人民幣元
現金						
人民幣	—	—	67,220	—	—	166,430
銀行存款						
人民幣	—	—	647,833,731	—	—	324,893,076
美元	2,082,998	8.2766	17,240,141	2,863,644	8.2781	23,705,531
港幣	14,993,173	1.0606	15,901,759	16,270,834	1.0606	17,256,847
其他貨幣資金						
人民幣	—	—	2,285,094	—	—	2,789,191
			683,327,945			368,811,075

其他貨幣資金中承兌匯票保證金的金額如下:

	年末數 人民幣元	年初數 人民幣元
銀行承兌匯票保證金	2,267,780	2,708,399

7. 短期投資

	合併年末數			合併年初數		
	投資金額 人民幣元	跌價準備 人民幣元	帳面價值 人民幣元	投資金額 人民幣元	跌價準備 人民幣元	帳面價值 人民幣元
股票投資	1,414,375	179,322	1,235,053	—	—	—

股票投資中有市價的股票總額為人民幣1,414,375元,按年末市場價計算其市價總額為人民幣1,235,053元。

計提短期投資跌價準備所選用的期末市價來源於二零零一年十二月三十一日證券交易所收盤價。

8. 應收票據

	合併 年末數 人民幣元	合併 年初數 人民幣元
銀行承兌匯票 - 未質押	32,970,563	18,801,578

9. 應收利息

應收利息為公司發行人民幣普通股(A股)申購期間凍結資金的應計利息。

3. 會計政策變更

根據財政部規定，從二零零一年一月一日起公司開始執行《企業會計制度》，並按財政部財會(2001)17號《關於貫徹實施企業會計制度有關政策銜接問題的規定》的要求進行了銜接調整。由此引起的會計政策變更主要是固定資產、在建工程及無形資產由原來的不計提資產減值準備，改為按規定計提資產減值準備。經檢查，上述會計政策的變更對公司以前年度的財務狀況和經營成果無影響，對本年度的財務狀況和經營成果的影響為人民幣8,360千元。

4. 稅項

增值稅

除金產品及硫精礦外均按銷售收入的17%計算銷項稅，並按抵扣進項稅後的餘額繳納。

金產品免征增值稅。

硫精礦按銷售收入的13%計算銷項稅。

營業稅

營業稅按營業收入的5%繳納。

資源稅

資源稅按開採的銅礦石噸數繳納。

所得稅

公司所得稅稅率為33%。

根據國家稅務總局國稅系(1997)596號《國家稅務總局關於江西銅業股份有限公司稅收問題的批復》及江西省國家稅務局贛國稅發(1997)583號《轉發國家稅務總局關於江西銅業股份有限公司稅收問題的批復》，公司享受從開始獲利年度起「第一年和第二年免征企業所得稅，第三年至第五年減半徵收企業所得稅」的優惠。由於公司本年度處於減半徵稅期第三年，故適用16.5%的所得稅稅率。

根據財政部、國家稅務總局關於外商投資企業和外國企業購買國產設備投資抵免企業所得稅有關問題的通知(財稅字[2000]49號)規定，公司購買國產設備投資的40%可以從購置設備當年比前一年新增的企業所得稅中抵免。如果當年新增的企業所得稅稅額不足抵免時，未予抵免的投資額，可用以後年度比設備購置的前一年新增的企業所得稅額延續抵免，但延續抵免的期限最長不得超過五年。

子公司蕭山銅達化工有限公司所得稅率為33%。

5. 控股子公司

公司擁有的所有子公司的基本情況如下：

子公司名稱	註冊資本	公司投資額/所佔權益比例	經營範圍
蕭山銅達化工有限公司	人民幣1,000,000元	人民幣600,000元/60%	銷售硫酸

上述子公司蕭山銅達化工有限公司(「蕭山銅達」)已納入合併報表合併範圍。

2 主要會計政策和會計估計及合併會計報表的編製方法（續）

借款費用

為購建固定資產的專門借款發生的借款費用，包括利息、折價或溢價的攤銷和輔助費用，以及因外幣借款而發生的匯兌差額，在該資產達到預定可使用狀態前，按借款費用資本化金額的確定原則予以資本化，計入該項資產的成本；其他的借款費用，於發生當期確認為費用。

技術改造貼息資金

公司技術改造貸款利息已經計提的，如果技術改造工程已經交付使用，貸款利息計入財務費用，收到的貼息資金沖減財務費用；如果技術改造工程尚未交付使用，貸款利息計入在建工程成本，收到的貼息資金沖減在建工程成本。對尚未計提當年技術改造貸款利息的，收到的貼息資金作為專項應付款單獨反映，專門用於調整以後年度計提的技術改造貸款利息。

收入

商品銷售，公司已將商品所有權上的重要風險和報酬轉移給買方，並不再對該商品實施繼續管理權和實際控制權，與交易相關的經濟利益能夠流入，相關的收入和成本能夠可靠計量時，確認營業收入的實現。

提供勞務，如提供的勞務合同在同一年度內開始並完成的，在完成勞務時，確認營業收入的實現；如勞務的開始和完成分屬不同的會計年度，在提供勞務交易的結果能夠可靠估計的情況下，在資產負債表日按照完工百分比法確認相關勞務收入，否則按已經發生並預計能夠補償的勞務成本金額確認收入，並按相同金額結轉成本，如不能得到補償則不確認收入。

利息收入按照未償還的本金和適用利率，按時間比例予以確認。

期貨交易

產品銅的遠期銷售合同所產生的盈虧均於期貨產品發出時確認收入。於到期日前結算的期貨銷售合同所產生的盈虧已包括在利潤表的其他業務利潤中。

公司生產用的進口材料的遠期採購合同所產生的盈虧均於收到期貨產品時確認記入採購成本。於到期日前結算的遠期採購合同而產生的盈虧已包括在利潤表的其他業務利潤中。

補貼收入

補貼收入以實際已收到的金額計入本年度損益。

所得稅

所得稅按應付稅款法核算。

計算所得稅支出所依據的納稅所得額係根據有關稅法規定對本年度會計所得額作相應調整後得出。

2 主要會計政策和會計估計及合併會計報表的編製方法（續）

固定資產及折舊（續）

	二零零一年一月一日前折舊年限	二零零一年一月一日後折舊年限	二零零一年一月一日前年折舊率	二零零一年一月一日後年折舊率
房屋建築物	12-40	12-40	2.25-7.50%	2.25-7.50%
機器設備	10-21	10-25	4.29-9.00%	3.60-9.00%
運輸設備	9-11	10-12	8.18-10.00%	7.50-9.00%

按變更後的折舊年限計提的二零零一年一月一日至十二月三十一日止期間的折舊額約減少人民幣43,817千元。

固定資產減值準備

固定資產按照帳面價值與可收回餘額孰低計量，對可收回金額低於帳面價值的差額，計提固定資產減值準備。固定資產的可收回金額是指固定資產的銷售淨價與預期從該資產的持續使用和使用年限結束時的處置中形成的預計未來現金流量的現值兩者中的較高者。

在建工程

在建工程按實際工程支出核算。

實際工程成本包括在建期間發生的各項工程支出、與工程有關的符合借款費用資本化條件的專門借款的借款費用、其他相關費用等。在建工程應在達到預定可使用狀態後結轉為固定資產。在建工程不計提折舊。

對長期停建並且預計在未來3年內不會重新開工的在建工程；所建項目無論在性能上，還是在技術上已經落後，並且給企業帶來的經濟利益具有很大的不確定性的在建工程；或其他有證據表明已發生了減值的在建工程，計提減值準備。

無形資產

無形資產按取得時實際支付的價款入帳。

商標使用權按受益期平均攤銷。

採礦權按受益期平均攤銷。

無形資產按照帳面價值與可收回金額孰低計量。年末檢查各項無形資產預計給企業帶來的經濟利益的能力，對可收回金額低於帳面價值的差額，計提無形資產減值準備。無形資產可收回金額是指無形資產的銷售淨價與預期從該無形資產的持續使用和使用年限結束時的處置中產生的預計未來現金流量的現值兩者之中的較高者。

長期待攤費用

長期待攤費用係外購軟件按實際支出入帳，並按受益期平均攤銷。

2 主要會計政策和會計估計及合併會計報表的編製方法（續）

短期投資（續）

短期投資的現金股利或利息於實際收到時，沖減投資的帳面價值，但收到的已記入應收項目的現金股利或利息除外。

短期投資期末以成本與市價孰低計價，採用按投資類別計算並確定計提的跌價損失準備。

處置短期投資時，按帳面價值與實際取得價款的差額確認當期投資損益。

長期投資

(1) 長期股權投資核算方法：

取得時按初始投資成本計價。

公司對被投資單位無控制、無共同控制且無重大影響的，長期股權投資採用成本法核算；公司對被投資單位具有控制、共同控制或重大影響的，長期股權投資採用權益法核算；

採用成本法核算時，當期投資收益僅限於所獲得的被投資單位在接受投資後產生的累積淨利潤的分配額，所獲得的被投資單位宣告分派的利潤或現金股利超過上述數額的部分，作為投資成本的收回，沖減投資的帳面價值。

採用權益法核算時，當期投資損益為按應享有或應分擔的被投資單位當年實現的淨利潤或發生的淨虧損的份額。

(2) 長期投資減值準備

由於市價持續下跌或被投資單位經營狀況變化等原因導致該項長期投資可回收金額低於長期投資帳面價值，應將可收回金額低於長期投資帳面價值的差額，計提長期投資減值準備。長期投資可回收金額是指長期投資的出售淨價與預期從該投資的持有和投資到期處置中形成的預計未來現金流量的現值兩者之中的較高者。

固定資產及折舊

固定資產包括使用期限超過一年的房屋、建築物、機器、機械、運輸工具及其他與生產經營有關的設備、器具、工具等；不屬於生產經營的主要設備，但單位價值在人民幣2,000元以上，並且使用期限超過兩年的物品。

公司成立時發起股東投入的已使用過的固定資產按評估後的重置值計列原值，並按其估計的尚可使用剩餘年限計提折舊，剩餘可使用年限以原來的可使用年限為上限。

公司成立後新購建之固定資產以歷史成本計價，並從其投入使用的次月起，採用直線法提取折舊。估計殘值為原值的10%。從二零零一年一月一日起，公司根據部分固定資產實際使用年限大於原估計折舊年限的實際情況，對同類型固定資產的折舊年限進行延長，變更前後的折舊年限及年折舊率如下：

2 主要會計政策和會計估計及合併會計報表的編製方法*(續)*

現金等價物

現金等價物為從購買日起三個月內到期，流動性強，易於轉換為已知金額現金，價值變動風險很小的投資。

壞帳核算

(1) 壞帳確認的標準

因債務人破產，依照法律程式清償後，確定無法收回的應收款項；

因債務人死亡，既無遺產可供清償，又無義務承擔人，確定無法收回的應收款項；

因債務人逾期未履行償債義務，並且具有明顯特徵表明無法收回的應收款項。

(2) 壞帳損失的核算方法

採用備抵法，按年末應收款項餘額的帳齡分析法計提壞帳準備。

壞帳準備計提比例是根據公司以往的經驗、債務單位的實際財務狀況和現金流量的情況以及其他相關訊息合理地估計。

除一些特別情況外，應收帳款及其他應收款壞帳準備的計提比例如下：

1年以內	—
1至2年	20%
2至3年	50%
3年以上	100%

存貨

存貨按取得時的歷史成本計價。歷史成本包括為生產商品和提供勞務所發生的直接材料、直接人工及直接費用及將存貨送達至其現時工序及狀況之間接費用。存貨主要分為原材料、在產品和產成品等，並在發出時採用加權平均法核算。

一旦礦物資源提煉出多於一種產成品(聯產品)，聯產品之生產成本，於聯產品實物分離點，按各種聯產品的估計可變現淨值進行分攤。

生產過程中產生的副產品按分離後的加工成本與可變現淨值兩者之較低值列示。

存貨跌價準備

期末存貨可變現淨值低於成本時，應提取存貨跌價準備。存貨跌價準備按單個存貨項目的成本高於其可變現淨值的差額提取。可變現淨值是指公司在正常生產經營過程中，以估計售價減去估計完工成本以及銷售所必需的估計費用後的價值。

短期投資

是指能夠隨時變現並且持有時間不準備超過一年的投資。

取得時按初始投資成本計價。初始投資成本，是指取得投資時實際支付的全部價款，包括稅金、手續費等相關費用。但實際支付的價款中包含的已宣告而尚未領取的現金股利，或已到期尚未領取的債券利息，作為應收項目單獨核算。

會計報表附註

二零零一年度

(按中國會計準則及制度編製)

1. 概況

江西銅業股份有限公司(公司)是由江西銅業公司與香港國際銅業(中國)投資有限公司、深圳寶恒(集團)股份有限公司、江西鑫新實業股份有限公司(原名為「上饒市振達銅材工業集團」),及湖北三鑫金銅股份有限公司(原名為「湖北黃石金銅礦業有限責任公司」)共同發起設立的股份有限公司。公司成立於一九九七年一月二十四日,於一九九七年六月發行境外上市外資股並在香港聯合交易所和倫敦股票交易所同時上市交易;經中國證券監督管理委員會二零零一年十二月十日證監發行字[2001]61號文件核准,公司於二零零一年十二月二十一日發行230,000,000股人民幣普通股(A股),每股面值人民幣1元,發行價為人民幣2.27元。A股發行以後,公司的股本總額增至人民幣2,664,038,200元。

公司的經營範圍包括:有色金屬礦、稀貴金屬礦、非金屬礦,有色金屬及相關副產品的冶煉、壓延加工與深加工;自產產品的售後服務、相關的諮詢服務和業務。

2 主要會計政策和會計估計及合併會計報表的編製方法

會計制度

會計報表按《企業會計準則》及《企業會計制度》編製。

會計年度

會計年度為公曆年度即每年一月一日至十二月三十一日。

記帳本位幣

公司採用人民幣為記帳本位幣。

記帳基礎和計價原則

公司採用權責發生制為記帳基礎,以歷史成本為計價原則。

外幣業務核算

發生外幣業務時,外幣金額按業務發生當月月初市場匯價中間價折算,外幣帳戶的年末外幣金額按年末市場匯價中間價折算為人民幣金額。外幣匯兑損益除與工程建造有關的計入在建工程外,其餘均計入當期的財務費用。

合併會計報表的編製方法

(1) 合併範圍確定原則

合併會計報表合併了每年十二月三十一日止公司及其所控制的所有子公司的年度會計報表。子公司是指公司通過直接或間接或直接加間接擁有其50%以上權益性資本的被投資企業;或是公司通過其他方法對其經營活動能夠實施控制的被投資企業。

(2) 合併所採用的會計方法

子公司採用的主要會計政策按照公司統一規定的會計政策厘定。

子公司在收購日生效後的經營成果已適當地包括在合併利潤表中。

公司與子公司及子公司相互之間的所有重大帳目及交易已於合併時沖銷。

二零零一年度
(按中國會計準則及制度編製)

單位：人民幣元

項目		附註	合併本年數	公司本年數	合併上年數	公司上年數
1	將淨利潤調節為經營活動現金流量：					
	淨利潤		**301,434,708**	**301,434,708**	108,659,622	108,659,622
	加：少數股東損益		**122,158**	—	106,412	—
	計提或轉銷的資產減值準備		**(20,462,629)**	**(20,462,629)**	22,244,130	22,244,130
	固定資產折舊		**361,496,794**	**361,469,794**	369,017,596	369,011,596
	無形資產攤銷		**3,590,000**	**3,590,000**	3,590,000	3,590,000
	長期待攤費用攤銷		**1,400,000**	**1,400,000**	1,492,344	1,492,344
	待攤費用的減少(減：增加)		**8,010,196**	**8,010,196**	(16,010,196)	(16,010,196)
	預提費用的增加(減：減少)		**400,000**	**400,000**	—	—
	處置固定資產、無形資產和其他長期資產的損失(減：收益)		**(2,204,931)**	**(2,204,931)**	6,106,538	6,106,538
	財務費用		**153,124,633**	**153,130,626**	136,522,258	136,532,195
	投資損失(減：收益)		**(1,819,980)**	**(2,003,217)**	—	(159,616)
	存貨的減少(減：增加)		**(160,113,032)**	**(160,532,360)**	(81,169,064)	(81,441,590)
	經營性應收項目的減少(減：增加)		**71,201,649**	**71,754,386**	22,338,099	20,067,422
	經營性應付項目的增加(減：減少)		**(75,887,798)**	**(75,916,628)**	98,491,073	101,229,899
	經營活動產生的現金流量淨額		**640,291,768**	**640,069,945**	671,388,812	671,322,344
2	不涉及現金收支的投資和籌資活動：		—	—	—	—
3	現金及現金等價物淨增加情況：					
	現金及現金等價物的期末餘額	47	**681,060,165**	**680,486,248**	366,102,676	365,586,830
	減：現金及現金等價物的期初餘額	47	**366,102,676**	**365,586,830**	228,810,104	227,852,132
	現金及現金等價物淨增加額		**314,957,489**	**314,899,418**	137,292,572	137,734,698

附註為會計報表的組成部分。

二零零一年度

(按中國會計準則及制度編製)

單位：人民幣元

項目	附註	合併本年數	公司本年數	合併上年數	公司上年數
三、籌資活動產生的現金流量：					
吸收投資所收到的現金		**494,846,908**	**494,846,908**	—	—
借款所收到的現金		**1,757,478,243**	**1,757,478,243**	1,679,516,953	1,679,516,953
收到的其他與籌資活動有關的現金		**84,000,000**	**84,000,000**	—	—
現金流入小計		**2,336,325,151**	**2,336,325,151**	1,679,516,953	1,679,516,953
償還債務所支付的現金		**1,836,046,423**	**1,836,046,423**	1,366,771,332	1,366,771,332
分配股利、利潤或償付利息所支付的現金		**204,774,906**	**204,707,008**	179,572,329	179,378,076
其中：子公司支付少數股東股利		**67,898**	—	194,253	—
支付的其他與籌資活動有關的現金		**1,870,000**	**1,870,000**	1,870,000	1,870,000
現金流出小計		**2,042,691,329**	**2,042,623,431**	1,548,213,661	1,548,019,408
籌資活動產生的現金流量淨額		**293,633,822**	**293,701,720**	131,303,292	131,497,545
四、匯率變動對現金的影響		—	—	—	—
五、現金及現金等價物淨增加額		**314,957,489**	**314,899,418**	137,292,572	137,734,698

二零零一年度
（按中國會計準則及制度編製）

單位：人民幣元

項目	附註	合併本年數	公司本年數	合併上年數	公司上年數
一、經營活動產生的現金流量：					
銷售商品、提供勞務收到的現金		4,428,927,838	4,425,139,560	4,171,326,203	4,165,350,882
收到的稅費返還		98,359	—	66,330	—
收到的其他與經營活動有關的現金		91,544,851	91,411,490	20,243,625	20,309,413
現金流入小計		4,520,571,048	4,516,551,050	4,191,636,158	4,185,660,295
購買商品、接受勞務支付的現金		3,218,879,210	3,215,875,253	2,904,877,495	2,900,093,788
支付給職工以及為職工支付的現金		221,637,919	221,550,169	202,313,316	202,244,099
支付的各項稅費		268,902,966	268,655,606	213,853,722	213,620,227
支付的其他與經營活動有關的現金	46	170,859,185	170,400,077	199,202,813	198,379,837
現金流出小計		3,880,279,280	3,876,481,105	3,520,247,346	3,514,337,951
經營活動產生的現金流量淨額		640,291,768	640,069,945	671,388,812	671,322,344
二、投資活動產生的現金流量：					
收回投資所收到的現金		30,000,698	30,000,698	—	—
取得投資收益所收到的現金		1,999,302	2,101,149	—	291,378
處置固定資產、無形資產和其他長期資產所收回的現金淨額		7,675,944	7,675,944	—	—
收到的其他與投資活動有關的現金		9,942,592	9,936,599	4,450,086	4,440,149
現金流入小計		49,618,536	49,714,390	4,450,086	4,731,527
購建固定資產、無形資產和其他長期資產所支付的現金		631,561,564	631,561,564	669,849,618	669,816,718
投資所支付的現金		37,025,073	37,025,073	—	—
現金流出小計		668,586,637	668,586,637	669,849,618	669,816,718
投資活動產生的現金流量淨額		(618,968,101)	(618,872,247)	(665,399,532)	(665,085,191)

利潤及利潤分配表

二零零一年度

（按中國會計準則及制度編製）

單位：人民幣元

	附註	**合併本年數**	**公司本年數**	合併上年數	公司上年數
一、主營業務收入	37	**2,995,793,128**	**2,994,516,486**	3,524,512,353	3,523,239,289
減：主營業務成本	38	**2,308,749,019**	**2,308,312,289**	2,973,790,389	2,973,772,970
主營業務稅金及附加	39	**31,695,301**	**31,695,301**	31,207,408	31,207,408
二、主營業務利潤		**655,348,808**	**654,508,896**	519,514,556	518,258,911
加：其他業務利潤	40	**7,556,704**	**7,556,704**	6,828,685	6,828,685
減：營業費用		**31,582,808**	**31,484,993**	35,561,778	34,970,537
管理費用		**154,616,619**	**154,177,538**	220,672,712	220,296,429
財務費用	41	**153,717,014**	**153,723,007**	137,442,302	137,452,238
三、營業利潤		**322,989,071**	**322,680,062**	132,666,449	132,368,392
加：投資收益	42	**1,819,980**	**2,003,217**	—	159,616
補貼收入	43	**98,359**	**—**	66,330	—
營業外收入		**4,442,645**	**4,442,645**	1,534,108	1,534,108
減：營業外支出	44	**27,691,216**	**27,691,216**	25,402,494	25,402,494
四、利潤總額		**301,658,839**	**301,434,708**	108,864,393	108,659,622
減：所得稅	45	**101,973**	**—**	98,359	—
少數股東損益		**122,158**	**—**	106,412	—
五、淨利潤		**301,434,708**	**301,434,708**	108,659,622	108,659,622
加：年初未分配利潤		**265,441,482**	**265,500,555**	219,210,880	219,212,182
六、可供分配的利潤		**566,876,190**	**566,935,263**	327,870,502	327,871,804
減：提取法定盈餘公積	36(1)	**30,155,893**	**30,143,471**	10,877,944	10,865,962
提取法定公益金	36(2)	**30,149,682**	**30,143,471**	10,871,953	10,865,962
七、可供股東分配的利潤		**506,570,615**	**506,648,321**	306,120,605	306,139,880
減：提取任意盈餘公積	36(3)	**60,345,957**	**60,286,942**	16,338,741	16,298,943
應付普通股股利	36(4)	**133,201,910**	**133,201,910**	24,340,382	24,340,382
八、未分配利潤		**313,022,748**	**313,159,469**	265,441,482	265,500,555

補充資料：

項目	**合併及母公司本年數**	合併及母公司上年數
1. 會計估計變更增加利潤總額	**43,817,000**	—
2. 補貼收入	**98,359**	66,330
3. 其他	**(2,935,840)**	—

附註為會計報表的組成部分。

二零零一年十二月三十一日
（按中國會計準則及制度編製）

單位：人民幣元

負債及股東權益	附註	合併年末數	公司年末數	合併年初數	公司年初數
流動負債：					
短期借款	20	**989,668,243**	**989,668,243**	911,230,000	911,230,000
應付票據	21	**118,871,825**	**118,871,825**	92,038,977	92,038,977
應付帳款	22	**229,060,232**	**229,060,232**	288,380,794	288,380,794
預收帳款	23	**22,367,012**	**22,367,012**	28,881,691	28,881,691
應付福利費		**382,088**	**371,488**	134,952	117,198
應付股利	24	**133,201,910**	**133,201,910**	24,340,382	24,340,382
應交税金	25	**(2,267,842)**	**(2,336,071)**	39,552,067	39,549,630
其他應交款	26	**17,750,994**	**17,743,599**	20,195,334	20,187,843
其他應付款	27	**235,419,998**	**235,417,659**	228,288,290	228,256,239
預提費用	28	**2,500,000**	**2,500,000**	2,100,000	2,100,000
一年內到期的長期負債	29	**173,870,000**	**173,870,000**	181,876,423	181,876,423
流動負債合計		**1,920,824,460**	**1,920,735,897**	1,817,018,910	1,816,959,177
長期負債：					
長期借款	30	**1,836,920,000**	**1,836,920,000**	1,985,920,000	1,985,920,000
長期應付款	31	**44,911,000**	**44,911,000**	46,781,000	46,781,000
專項應付款	32	**84,000,000**	**84,000,000**	—	—
長期負債合計		**1,965,831,000**	**1,965,831,000**	2,032,701,000	2,032,701,000
負債合計		**3,886,655,460**	**3,886,566,897**	3,849,719,910	3,849,660,177
少數股東權益		**693,729**	—	639,469	—
股東權益：					
股本	33	**2,664,038,200**	**2,664,038,200**	2,434,038,200	2,434,038,200
資本公積	34	**1,292,747,042**	**1,292,747,042**	1,016,962,480	1,016,962,480
盈餘公積	35	**302,991,520**	**302,854,799**	182,339,988	182,280,915
其中：公益金	35	**62,328,331**	**62,315,695**	34,345,417	34,338,992
未分配利潤	36	**313,022,748**	**313,159,469**	265,441,482	265,500,555
股東權益合計		**4,572,799,510**	**4,572,799,510**	3,898,782,150	3,898,782,150
負債及股東權益總計		**8,460,148,699**	**8,459,366,407**	7,749,141,529	7,748,442,327

附註為會計報表的組成部分。

二零零一年十二月三十一日
（按中國會計準則及制度編製）

單位：人民幣元

資產	附註	合併年末數	公司年末數	合併年初數	公司年初數
流動資產：					
貨幣資金	6	**683,327,945**	**682,754,028**	368,811,075	368,295,229
短期投資	7	**1,235,053**	**1,235,053**	—	—
應收票據	8	**32,970,563**	**31,355,943**	18,801,578	16,936,578
應收利息	9	**10,937,654**	**10,937,654**	—	—
應收帳款	10	**177,743,253**	**178,270,442**	190,366,903	191,830,570
其他應收款	11	**42,923,116**	**42,825,368**	126,913,966	126,682,857
預付帳款	12	**112,812,279**	**112,812,279**	70,279,756	70,279,756
存貨	13	**1,576,282,316**	**1,576,227,466**	1,418,194,777	1,417,720,599
待攤費用	14	**8,000,000**	**8,000,000**	16,010,196	16,010,196
流動資產合計		**2,646,232,179**	**2,644,418,233**	2,209,378,251	2,207,755,785
長期投資：					
長期股權投資	15	**5,610,000**	**6,650,594**	—	959,204
固定資產：					
固定資產原價	16	**9,701,846,552**	**9,701,757,594**	9,260,103,317	9,260,014,359
減： 累計折舊	16	**4,640,957,581**	**4,640,877,563**	4,295,668,054	4,295,615,036
固定資產淨值	16	**5,060,888,971**	**5,060,880,031**	4,964,435,263	4,964,399,323
減：固定資產減值準備	16	**8,359,916**	**8,359,916**	—	—
固定資產淨額	16	**5,052,529,055**	**5,052,520,115**	4,964,435,263	4,964,399,323
在建工程	17	**664,541,070**	**664,541,070**	479,101,620	479,101,620
固定資產合計		**5,717,070,125**	**5,717,061,185**	5,443,536,883	5,443,500,943
無形資產及其他資產：					
無形資產	18	**89,864,900**	**89,864,900**	93,454,900	93,454,900
長期待攤費用	19	**1,371,495**	**1,371,495**	2,771,495	2,771,495
無形資產及其他資產合計		**91,236,395**	**91,236,395**	96,226,395	96,226,395
資產總計		**8,460,148,699**	**8,459,366,407**	7,749,141,529	7,748,442,327

附註為會計報表的組成部分。

沪江德勤会计师事务所

Deloitte Touche Tohmatsu
Shanghai CPA
16/F, Shanghai Bund Int'l Tower
99 Huangpu Road
Shanghai 200080, PRC

中国上海市黄浦路99号
上海滩国际大厦16楼
邮政编码： 200080

Deloitte Touche Tohmatsu

德師報(審)字(02)第P0322號

江西銅業股份有限公司全體股東：

我們接受委託，審計了貴公司二零零一年十二月三十一日公司及合併的資產負債表、該年度公司及合併的利潤及利潤分配表和現金流量表。這些會計報表由貴公司負責，我們的責任是對這些會計報表發表審計意見。我們的審計是依據中國註冊會計師獨立審計準則進行的。在審計過程中，我們結合貴公司實際情況，實施了包括抽查會計記錄等我們認為必要的審計程序。

我們認為，上述會計報表符合《企業會計準則》及《企業會計制度》的有關規定，在所有重大方面公允地反映貴公司二零零一年十二月三十一日公司及合併的財務狀況及二零零一年度公司及合併的經營成果和現金流量，會計處理方法的選用遵循了一貫性原則。

滬江德勤會計師事務所

中國註冊會計師

中國・上海

胡凡
張穎

二零零二年四月十一日

截至二零零一年十二月三十一日止年度

(按國際會計準則編製)

37. 結算日後重大事項

以下事項均於二零零一年十二月三十一日後發生：

(a) 本公司之A股已於二零零二年一月十一日在上交所上市；

(b) 本公司已於二零零二年一月一日正式完成收購武山銅礦的經營性資產、有關負債及其採礦權。該收購事項的詳細資料已載於本公司於二零零零年十二月二十日致股東有關發行A股建議之通函；及

(c) 於二零零二年三月十一日，本公司與江銅就建立一家中外合資企業以生產和加工無氧銅杆線簽訂了合資協議。根據合資協議，本公司同意投資人民幣90,000,000元現金作為資本投入合資公司。本公司將擁有該中外合資企業百份之六十之權益，江銅將擁有該中外合資企業百份之四十之權益。

38. 適用於本集團之國際會計準則及中國會計準則之差異

按國際會計準則及按中國會計準則編製之綜合資產負債表有以下之重大差異：

	二零零一年 ***人民幣千元***	二零零零年 *人民幣千元*
根據國際會計準則之財務報表中的資產淨值	**4,706,002**	3,923,122
建議末期股息	**(133,202)**	(24,340)
根據中國會計準則編製之財務報表中的資產淨值	**4,572,800**	3,898,782

按國際會計準則及按中國會計準則編製之綜合收益表有以下之重大差異：

	二零零一年 ***人民幣千元***	二零零零年 *人民幣千元*
根據國際會計準則之財務報表中的本年溢利	**312,373**	108,661
發行A股募集資金之利息收入	**(10,938)**	—
根據中國會計準則編製之財務報表中的本年溢利	**301,435**	108,661

因國際會計準則與中國會計準則在帳目分類上有差異，故此根據兩種會計準則編製之財務報表中有一些項目出現差異。

35. 退休福利計劃

本集團向由地方政府管理就對本集團職工而設立的屬界定供款之退休計劃繳交供款，按此計劃，本集團每年須向省政府管理的退休基金經江銅繳交一筆按全體職工的總薪金及工資之若干百分比計算的金額。

計入收益表之供款費用約為人民幣34,503,000元(二零零零年：人民幣40,649,000元)。此供款乃本集團按計劃條款指定比率支付予計劃的金額。

36. 期貨合同

於資產負債表日，本集團有倘未履行的電銅期貨合同，為本集團用作日後生產成品及生產上之進口材料作套頭，詳細如下：

	本集團與本公司	
	二零零一年	二零零零年
期貨銷售合同：		
數量(噸)	**1,165**	2,320
平均每噸價格(人民幣)	**14,358**	18,778
送貨期	**於二零零二年四月**	由二零零一年一月至二零零一年五月
期貨購買合同：		
數量(噸)	**700**	4,495
平均每噸價格(人民幣)	**15,639**	19,210
送貨期	**於二零零二年一月**	由二零零一年三月至二零零一年八月

於資產負債表日，倘未履行期貨合同的未實現虧損為約人民幣1,500,000元(二零零零年：人民幣2,000,000元)。

32. 資產抵押

本集團與本公司

於資產負債表日，約人民幣2,268,000元(二零零零年：人民幣2,708,000元)之銀行存款已作為有關銀行發予本集團若干供應商之票據的抵押品。

33. 經營租約承擔

於資產負債表日，本集團及本公司於以下期間應付而不可取消之有關土地使用權的經營租約(租約之屆滿期超過一年)之承擔如下：

	本集團與本公司	
	二零零一年	二零零零年
	人民幣千元	*人民幣千元*
一年內	**15,000**	15,000
第二至第五年內	**60,000**	60,000
五年以上	**300,000**	315,000
	375,000	390,000

上述租約的詳情載於附註15。

34. 資本承擔

於資產負債表日，本集團與本公司之資本承擔如下：

	本集團與本公司	
	二零零一年	二零零零年
	人民幣千元	*人民幣千元*
購買固定資產之承擔：		
一 已訂約但未於財務報表撥備	**617,315**	71,812
一 已批準但未訂約	**1,329,349**	564,439
	1,946,664	636,251
資本承擔分析如下：		
一 收購銅礦，包括武山銅礦(見附註31(i))	**236,843**	—
一 擴建工程	**1,676,310**	600,396
一 勘探工程	**25,970**	25,970
一 其他一般工程	**7,541**	9,885
	1,946,664	636,251

31. 與關聯公司之重要交易*(續)*

(i) 與江銅及其聯系公司的交易：*(續)*

於二零零零年十一月三十日，本公司與江銅訂立協議收購武山銅礦的經營性資產、有關負債及其採礦權(不包括地下負400米標高以下資源的採礦權)，以現金支付的代價總數為人民幣191,843,178.74元，惟須予以調整。價款乃按(1)國家核准獨立中國估值師北京中証評估公司以二零零零年八月三十一日為估值參考日期，就有關經營性資產減去有關負債所作出的資產評估值而釐定和(2)按二零零零年八月三十一日，由國家核准獨立中國估值師北京經緯資產評估公司評估，該採礦權的價值而釐定。根據有關當局之確認和武山銅礦於本協議完成之前一天於其資產負債表所載之經營性資產和有關負債的價值，本收購協議之代價將予以調整(受有關條款限制)。收購事項完成後，本集團與江銅之間進行的新持續關連交易協議和現有持續關連交易協議之修改將會生效，有助本集團包括武山銅礦順利運作。有關以上之收購協議和關連交易之詳情，已載於本公司於二零零零年十二月二十日之通告而以上之事項已於二零零一年一月十九日之臨時大會獲得獨立股東的批准。該項收購已於二零零二年一月一日完成。

(ii) 與兩間發起人公司的交易：

	二零零一年 ***人民幣千元***	二零零零年 *人民幣千元*
銷售電銅予江西鑫新(註(a))	**142,954**	146,896
湖北三鑫提供來料加工服務(註(a))	**1,917**	8,557
向湖北三鑫購買銅精礦(註(a))	**14,502**	13,903

此外，本集團於資產負債表日就向湖北三鑫購買銅精礦預付人民幣30,000,000元(二零零零年：人民幣30,000,000元)。

(iii) 與中國銅鉛鋅集團公司的關聯公司(不包括江銅)的交易：

從二零零零年一月一日到二零零零年六月三十日止(中國銅鉛鋅集團公司於當日已非本公司之最終控股公司)，本集團向中國銅鉛鋅集團公司的關聯公司(不包括江銅)購買輔助工業產品之金額為人民幣4,513,000元(註(a))。

註：

(a) 交易定價乃按可比較的市場價格作參考。

(b) 交易定價乃按實際成本作參考。

(c) 交易定價乃按相關協議條款作參考。

31. 與關聯公司之重要交易

於本年度內，本集團與(i)江銅及其關聯公司(ii)江西鑫新及湖北三鑫(兩間公司均為本公司的發起人)和(iii)與中國銅鉛鋅集團公司的關聯公司(不包括江銅)有以下交易：

	二零零一年 人民幣千元	二零零零年 人民幣千元
(i) 與江銅及其聯系公司的交易：		
本集團銷售電銅、硫酸(註(a))	**181,063**	199,203
本集團收取加工費和代銷費(註(c))	**215,794**	—
本集團銷售廢料，洗淨殘渣及黑銅泥(註(a))	**13,629**	7,446
本集團轉售輔助工業產品(註(a))	**73,252**	104,262
本集團購入銅精礦(註(a))	**142,939**	135,782
本集團購入紫雜銅(註(b))	**138,521**	212,754
本集團購入輔助工業產品(註(a))	**159,590**	186,240
提供期貨經紀代理服務予本集團(註(a))	**989**	1,667
提供工程服務予本集團(註(a))	**27,416**	40,718
提供環保衛生服務予本集團(註(b))	**2,947**	3,183
提供工業用水給予本集團(註(b))	**18,425**	18,152
本集團支付鐵路運輸租賃費用(註(b))	**7,174**	7,174
提供鐵路運輸服務予本集團(註(a))	**11,757**	11,613
本集團支付職工住宅及公共設施租金費用(註(b))	**13,893**	11,589
本集團支付土地使用權租金費用(註(c))	**15,000**	15,000
本集團支付辦工室物業租金費用(註(c))	**4,007**	3,147
提供維修和保養服務予本集團 (註(a))	**81,625**	108,804
本集團支付養老保險費(註(b))	**33,551**	39,242
提供社會福利及其他支援服務予本集團(註(b))，其中包括：		
— 福利及醫療服務	**26,738**	35,318
— 中小學教育服務	**10,793**	9,060
— 專業技術教育服務	**4,376**	4,072
— 內部電訊服務	**5,051**	5,363
— 駐外訊息服務	**2,063**	1,727
本集團提供水及傳送電力(註(b))	**29,258**	32,915
提供車輛運輸服務予本集團(註(a))	**42,271**	45,447

於二零零一年九月三日，本公司與江銅簽訂了一份加工協議，在該協議下，本集團將被委任為獨家對由江銅進口的銅精礦、粗銅和廢雜銅進行加工成為陰極銅，並為對該等陰極銅在中國銷售及分銷。董事認為，簽訂加工協議可間接地導致江銅與本集團之間的業務競爭，從而使江銅違反江銅於一九九七年五月二十二日簽訂的承諾函(下稱「承諾函」)及一九九七年五月十六日簽訂的資產注入協議(下稱「注入協議」)的承諾。然而，董事認為加工協議已經包含了減少競爭影響的機制及加工安排符合本公司及其獨立股東的最大利益。故此，本集團不願強制執行由於加工安排而導致江銅違反之承諾，及不對其採取任何行動。上述授權的普通決議案已於二零零一年十月二十三日舉行之臨時股東大會上獲得通過。

29. 其他應付款

	本集團與本公司	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
需按年利率4.9%(二零零零年:4.9%)負擔利息,於一年內償還款項,包括在流動負債中之應付江銅款項 — 其他(附註23)	**1,870**	1,870
不需負擔利息,於一年後償還款項	**44,911**	46,781
	46,781	48,651
以上款項須於下列期間償還:		
一年內	**1,870**	1,870
一年至二年內	**1,870**	1,870
二年至五年內	**5,610**	5,610
五年以上	**37,431**	39,301
	46,781	48,651

以上款項乃本集團應付江銅作為德興礦及永平礦之採礦權之轉讓費。此轉讓費分三十年支付,每年支付人民幣1,870,000元。同時,自一九九八年一月一日起,本公司每年年底支付該年度支付金額的有關利息,利率按國家公佈的一年定期貸款利率(但最高不超過15%)計算。本年有關之利息支出約人民幣91,000元(二零零零年:人民幣91,000元)。

30. 本年度除稅前溢利與經營業務之現金淨額之調整表

	二零零一年	二零零零年
	人民幣千元	人民幣千元
本年度除稅前溢利	**312,597**	108,865
調整以下項目:		
利息收入	**(20,881)**	(4,450)
利息支出	**163,067**	142,240
固定資產折舊	**369,507**	369,017
其他資產攤銷	**3,590**	3,590
固定資產減值	**13,810**	—
出售固定資產之虧損	**—**	6,098
保險索償彌補	**(7,655)**	—
出售證券投資之溢利	**(1,999)**	—
證券投資的未實現虧損	**179**	—
扣除流動資產移動之前之經營業務現金	**832,215**	625,360
存貨增加	**(158,088)**	(82,081)
應收賬款及其他應收款減少	**34,393**	8,911
應付賬款及其他應付款(減少)增加	**(68,581)**	137,943
從經營業務產生之現金	**639,939**	690,133
已付企業所得稅	**(89)**	(3,409)
經營業務之現金淨額	**639,850**	686,724

28. 儲備(續)

資本公積乃國有資產管理局批準於本公司在重組日成立時由江銅投入本公司經由中國評估師評估的資產淨值比較本公司成立時所發行1,277,556,200股的面值人民幣1,277,556,200元之超出部份。

其他儲備為評估包含在按重組時江銅投入的淨資產中的某些資產與負債，以國際會計準則及中國評估師根據有關中國準則與規定估值兩者所產生的差異。其估值已被國有資產管理局確認。

法定公積金乃根據本公司及附屬公司組織章程從按中國會計準則計算之稅後溢利中提取10%之金額。倘法定公積金餘額已達本公司及附屬公司註冊資本50%時可不再提取。公司在從稅後利潤中提取法定公積金及法定公益金，經股東會決議，可以提取任意公積金。根據本公司組織章程，法定公積金及任意公積金可用於彌補過往年度虧損、擴展生產或增加股本。公司可經分派紅利將法定公積金及任意公積金資本化，但在分派紅利後法定公積金不得低於註冊股本的25%。

法定公益金乃根據本公司及附屬公司組織章程之要求及根據中國公司法從稅後溢利中提取之金額。根據要求，本公司及附屬公司將按中國會計準則計算截至二零零一年十二月三十一日止年度稅後溢利中提取5%至 10%予法定公益金為約人民幣30,150,000元(二零零零年：人民幣10,872,000元)。法定公益金可用作為員工集體福利設施資本支出，但不能用於員工福利費用。該等員工福利設施屬本公司及附屬公司所有。法定公益金不能分配予股東(除於清盤時)。於本年度本公司運用約人民幣2,167,000元(二零零零年：人民幣17,741,000元)作為員工集體福利設施資本支出，該數額已重列任意公積金。

法定公積金、法定公益金及任意公積金乃股東權益之一部份。

根據本公司組織章程，可供分配之利潤數額乃以下兩者中較低值者(a)按中國會計準則計算之除稅後利潤，及(b)按國際會計準則計算之除稅後利潤。但本公司組織章程容許公司在派發股息前先行扣除過往年度之虧損及轉入法定公積金及法定公益金。本公司於二零零一年十二月三十一日可供分派之儲備金額為人民幣313,159,469元(二零零零年：人民幣265,500,555元)此金額相等於二零零一年十二月三十一日，根據中國會計準則計算之累積溢利。

27. 股本

	註冊、發行並已繳足 人民幣千元
每股面值人民幣1元	
於二零零零年一月一日及二零零零年十二月三十一日	
— 1,277,556,200內資股	1,277,556
— 1,156,482,000H股	1,156,482
	2,434,038
於二零零一年十二月二十一日新發行230,000,000 A股	230,000
於二零零一年十二月三十一日	2,664,038

除支付股息所用之貨幣及有關股東應為中國投資者或外國投資者等限制外，內資股、H股與A股彼此間在各方面均享有同等權益。

28. 儲備

	股份溢價 人民幣千元	資本公積 人民幣千元	其他儲備 人民幣千元	法定公積金 人民幣千元	法定公益金 人民幣千元	任意公積金 人民幣千元	累積溢利 人民幣千元	總數 人民幣千元
本集團								
於二零零零年一月一日	1,016,849	70,546	(92,506)	41,214	41,214	61,822	241,284	1,380,423
該年度溢利	—	—	—	—	—	—	108,661	108,661
該年度溢利轉入儲備	—	—	—	10,878	10,872	16,339	(38,089)	—
重列	—	—	—	—	(17,741)	17,741	—	—
於二零零一年一月一日	1,016,849	70,546	(92,506)	52,092	34,345	95,902	311,856	1,489,084
新發行A股	292,100	—	—	—	—	—	—	292,100
發行A股費用	(27,253)	—	—	—	—	—	—	(27,253)
本年度溢利	—	—	—	—	—	—	312,373	312,373
派發股息 — 二零零零年末期	—	—	—	—	—	—	(24,340)	(24,340)
本年度溢利轉入儲備	—	—	—	30,156	30,150	60,346	(120,652)	—
重列	—	—	—	—	(2,167)	2,167	—	—
於二零零一年十二月三十一日	1,281,696	70,546	(92,506)	82,248	62,328	158,415	479,237	2,041,964

	股份溢價 人民幣千元	資本公積 人民幣千元	其他儲備 人民幣千元	法定公積金 人民幣千元	法定公益金 人民幣千元	任意公積金 人民幣千元	累積溢利 人民幣千元	總數 人民幣千元
本公司								
於二零零零年一月一日	1,016,849	70,546	(92,506)	41,214	41,214	61,822	240,794	1,379,933
該年度溢利	—	—	—	—	—	—	108,792	108,792
該年度溢利轉入儲備	—	—	—	10,866	10,866	16,299	(38,031)	—
重列	—	—	—	—	(17,741)	17,741	—	—
於二零零一年一月一日	1,016,849	70,546	(92,506)	52,080	34,339	95,862	311,555	1,488,725
新發行A股	292,100	—	—	—	—	—	—	292,100
發行A股費用	(27,253)	—	—	—	—	—	—	(27,253)
本年度溢利	—	—	—	—	—	—	312,291	312,291
派發股息 — 二零零零年末期	—	—	—	—	—	—	(24,340)	(24,340)
本年度溢利轉入儲備	—	—	—	30,144	30,144	60,287	(120,575)	—
重列	—	—	—	—	(2,167)	2,167	—	—
於二零零一年十二月三十一日	1,281,696	70,546	(92,506)	82,224	62,316	158,316	478,931	2,041,523

23. 應付賬款及其他應付款(續)

應付江銅及其關聯公司的款項

1年以內	**187,011**	124,582
1年至2年內	**3,822**	4,254
2年至3年內	**46**	—
3年以上	**17**	93
	190,896	128,929

註： 此金額為沒有擔保，不需負擔利息及需隨時償還。

24. 已收政府補助

本集團與本公司

此金額代表已收關於融資貴溪冶煉廠三期工程項目貸款利息補償的政府補助。該項補助金額將與於明年發生的相關利息支出配比。

25. 其他金融負債

應付賬款和其他應付款

此金額主要包括未償付的貨物採購款、建築成本及經營成本。貨物採購的平均信用期為60至90天。

董事認為，應付賬款的賬面金額約等於其公允價值。

26. 銀行借貸

	本集團與本公司	
	二零零一年 ***人民幣千元***	二零零零年 *人民幣千元*
中至長期銀行借貸	**2,008,920**	2,165,926
短期銀行借貸	**989,668**	911,230
	2,998,588	3,077,156
減：包括在流動負債內須於一年內償還	**(1,161,668)**	(1,091,236)
於一年後償還款項	**1,836,920**	1,985,920
銀行借款總額須於下列期間內償還：		
一年內	**1,161,668**	1,091,236
一年至二年內	**795,810**	599,810
二年至五年內	**521,400**	799,400
五年以上	**519,710**	586,710
	2,998,588	3,077,156

所有銀行借貸為人民幣借貸，無抵押借貸及借貸利息按年利率由4.5%至6.2%(二零零零年：5.6%至8.5%)。

於資產負債表日，銀行借貸中約人民幣484,710,000元(二零零零年：人民幣624,972,000元)由江銅作擔保。

董事認為，銀行借貸的賬面金額約等於其公允價值。

21. 證券投資

	本集團與本公司	
	二零零一年	二零零零年
	人民幣千元	*人民幣千元*
十二月三十一日的公允價值	**1,235**	—

證券投資代表本集團投資在已上市的權益性證券。本集團可以通過收取股利收入和交易性收益獲得回報。這些證券的公允價值是以市場價格為基礎確定。

22. 其他金融資產

銀行結餘及現金

此金額包括集團庫藏的現金和短期存款。這些資產的賬面金額接近其公允價值。

信用風險

本集團的信用風險主要存在於應收賬款。資產負債表中列示的應收款項金額是已扣除壞賬準備後的淨額，而該準備金額是本集團根據以往的經驗和當時的經濟環境估計得出的。

流動資金存在的信用風險是有限的，因為相關項目的對方是經國際信用等級評估機構評定的具有較高信用等級的銀行。

本集團並沒有重大的信用集中風險，因為本集團已將風險以大量客戶分散開去。

23. 應付賬款及其他應付款

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
應付賬款 — 非關聯單位	**190,981**	232,640	**190,981**	232,640
其他應付款 — 非關聯單位	**252,785**	341,674	**252,731**	341,617
應付江銅及其關聯公司的款項— 貨款(註)	**190,896**	128,929	**190,896**	128,929
應付江銅款項 - 其他(附註29)	**1,870**	1,870	**1,870**	1,870
	636,532	705,113	**636,478**	705,056

應付賬款和應付江銅及其關聯公司的款項之賬齡分析如下(不包括載於附註29的其他應付款)：

	本集團與本公司	
	二零零一年	二零零零年
	人民幣千元	*人民幣千元*
應付賬款		
1年以內	**175,035**	210,457
1年至2年內	**9,759**	19,339
2年至3年內	**2,921**	2,050
3年以上	**3,266**	794
	190,981	232,640

20. 應收賬款及其他應收款

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應收賬款 — 非關聯單位	**182,498**	201,068	**180,335**	197,402
其他應收款 — 非關聯單位	**165,775**	155,820	**165,031**	155,641
應收江銅及其關聯公司的款項 — 貨款(註)	**36,206**	50,975	**36,206**	50,975
應收附屬公司一名少數股東的款項(註)	**198**	269	—	—
應收附屬公司的款項(註)	—	—	**1,920**	3,463
	384,677	408,132	**383,492**	407,481

應收賬款和應收江銅及其關聯公司的款項之賬齡分析如下：

	本集團		本公司	
	二零零一年	二零零零年	**二零零一年**	二零零零年
	人民幣千元	人民幣千元	**人民幣千元**	人民幣千元
應收賬款				
1年以內	**152,426**	173,299	**150,303**	170,340
1至2年內	**19,613**	23,014	**19,613**	22,948
2至3年內	**5,693**	4,349	**5,653**	3,708
3年以上	**4,766**	406	**4,766**	406
	182,498	201,068	**180,335**	197,402

	本集團與本公司	
	二零零一年	二零零零年
	人民幣千元	人民幣千元
應收江銅及其關聯公司的款項		
1年以內	**35,593**	50,074
1年至2年內	**613**	—
3年以上	—	901
	36,206	50,975

電銅、電金和電銀之銷售於客戶收貨時付款，而其他貨品之銷售享有平均一年之餘貨期，而主要客戶則享有較一般為長之餘貨期。新客戶則於一般情況下須預先付款或收貨時立即付款。

註： 此金額為沒有擔保，不需負擔利息及需隨時償還。

16. 其他資產

	採礦權 人民幣千元	商標 人民幣千元	總數 人民幣千元
本集團與本公司			
成本值			
於二零零一年一月一日及 二零零一年十二月三十一日	56,191	51,684	107,875
攤銷			
於二零零一年一月一日	7,540	6,880	14,420
本年度撥備	1,870	1,720	3,590
於二零零一年十二月三十一日	9,410	8,600	18,010
賬面淨值			
於二零零一年十二月三十一日	46,781	43,084	89,865
於二零零零年十二月三十一日	48,651	44,804	93,455

於一九九七年度，本公司從江銅購入德興礦及永平礦之採礦權，本公司分別有權開採德興礦及永平礦為期30年及13年。

於一九九七年一月起生效的重組時，本公司從江銅購得電銅商標 —「貴冶牌」。

17. 附屬公司投資

	本公司 二零零一年及二零零零年 人民幣千元
非上市公司投資，成本價	600

本公司擁有蕭山銅達化工有限公司60%之權益。該公司是一間在中國成立的有限責任公司，主要業務為硫酸銷售。

18. 其他投資

本集團與本公司

其他投資代表無牌價股票投資。因其公允價值並未能可靠地確定，故此投資乃按原值列賬及受制於減值測試。

19. 存貨

	本集團		本公司	
	二零零一年 人民幣千元	二零零零年 人民幣千元	**二零零一年 人民幣千元**	二零零零年 人民幣千元
輔助材料及消耗品	**116,352**	123,695	**116,352**	123,695
備件	**418,309**	393,759	**418,309**	393,759
在制品	**939,741**	746,873	**939,741**	746,873
成品	**101,881**	153,868	**101,826**	153,394
	1,576,283	1,418,195	**1,576,228**	1,417,721

於二零零一年十二月三十一日，本集團與本公司的備件及成品中分別包括了約人民幣7,572,000元(二零零零年：無)及約人民幣41,197,000元(二零零零年：人民幣50,347,000元)其帳面金額為可變現淨值。

截至二零零一年十二月三十一日止年度
（按國際會計準則編製）

15. 固定資產

	樓宇 人民幣千元	廠房、機器及設備 人民幣千元	汽車 人民幣千元	在建工程 人民幣千元	總數 人民幣千元
本集團					
成本值					
於二零零一年一月一日	2,800,814	5,482,745	992,555	479,102	9,755,216
添置	–	48	–	648,813	648,861
重列	192,182	183,222	87,970	(463,374)	–
減值	–	(51,265)	(6,771)	–	(58,036)
出售	–	–	(21)	–	(21)
於二零零一年十二月三十一日	2,992,996	5,614,750	1,073,733	664,541	10,346,020
折舊					
於二零零一年一月一日	695,205	3,001,318	599,146	–	4,295,669
本年度撥備	106,489	216,047	46,971	–	369,507
減值沖銷	–	(39,202)	(5,024)	–	(44,226)
於二零零一年十二月三十一日	801,694	3,178,163	641,093	–	4,620,950
賬面淨值					
於二零零一年十二月三十一日	2,191,302	2,436,587	432,640	664,541	5,725,070
於二零零零年十二月三十一日	2,105,609	2,481,427	393,409	479,102	5,459,547

	樓宇 人民幣千元	廠房、機器及設備 人民幣千元	汽車 人民幣千元	在建工程 人民幣千元	總數 人民幣千元
本公司					
成本值					
於二零零一年一月一日	2,800,814	5,482,655	992,555	479,102	9,755,126
添置	–	48	–	648,813	648,861
重列	192,182	183,222	87,970	(463,374)	–
減值	–	(51,265)	(6,771)	–	(58,036)
出售	–	–	(21)	–	(21)
於二零零一年十二月三十一日	2,992,996	5,614,660	1,073,733	664,541	10,345,930
折舊					
於二零零一年一月一日	695,205	3,001,264	599,146	–	4,295,615
本年度撥備	106,489	216,020	46,971	–	369,480
減值沖銷	–	(39,202)	(5,024)	–	(44,226)
於二零零一年十二月三十一日	801,694	3,178,082	641,093	–	4,620,869
賬面淨值					
於二零零一年十二月三十一日	2,191,302	2,436,578	432,640	664,541	5,725,061
於二零零零年十二月三十一日	2,105,609	2,481,391	393,409	479,102	5,459,511

樓宇所在位於中國內的土地是屬於國家擁有，江銅獲授土地使用權。根據一九九七年四月三十日所簽訂的土地使用權合約，本公司向江銅租用樓宇所在的土地使用權，年期為30年(惟本公司可選擇續租5年)及每年租金為約人民幣15,000,000元。

12. 轉入儲備

	二零零一年 人民幣千元	二零零零年 人民幣千元
轉入之金額：		
法定公積金	**30,156**	10,878
法定公益金	**30,150**	10,872
任意公積金	**60,346**	16,339
	120,652	38,089

本年度本公司轉入法定公積金及法定公益金之數額乃分別按中國會計準則計算之本年溢利中提取10%(二零零零年：10%)。本年度轉入任意公積金乃按中國會計準則計算之本年溢利中提取20%(二零零零年：15%)。

本年度附屬公司轉入法定公積金及法定公益金之數額乃按中國會計準則計算之本年溢利中分別提取10%(二零零零年：10%)和5%(二零零零年：5%)。於年內，附屬公司收到上年度中國企業所得稅退款，此金額按當地稅務機關要求轉入任意公積金。

根據中國有關採礦工業的守則，本公司可以從中國會計及稅務的溢利作額外抵扣，此抵扣額須撥轉至資本公積賬內。此數額是以採礦固定資產折舊及每年開採銅礦石量按每噸應計的金額之差額來計算。資本公積的運用是受中國公司法的規範並不可分配給股東。根據財政部的批准，本公司可豁免此額外抵扣及有關撥轉至資本公積。

13. 股息

	二零零一年 人民幣千元	二零零零年 人民幣千元
擬派末期股息，每股人民幣0.05元（二零零零年：人民幣0.01元）	**133,202**	24,340

董事會於二零零一年五月三十一日向股東派發二零零零年末期股息，每股人民幣0.01元，合計金額為約人民幣24,340,000元。

董事會建議向全體股東派發二零零一年末期股息，每股人民幣0.05元(A股含稅)。合計金額為人民幣133,202,000元。

H股股息將於二零零二年七月五日派發予二零零二年五月二十一日登記在本公司H股股東名冊的股東。

A股股東的股權登記日及派息日將在本公司申請獲得中國證券結算登記有限公司上海分公司受理後予以公告。

此股息分配方案待於二零零二年六月十二日召開的股東週年大會批准。

14. 每股基本盈利

本年度之每股基本盈利乃根據本年溢利人民幣312,373,000元(二零零零年：人民幣108,661,000元)及本年度內已發行股份之加權平均數目2,440,969,707股(二零零零年：2,434,038,200股)計算。

10. 稅項(續)

根據財政部和國家稅務總局於二零零零年一月十四日所發出之通知及經江西省國家稅務局的確認，本公司(為一間中外合資股份有限公司)購置國產設備投資的40%可從購置設備當年比前一年新增的中國企業所得稅中抵免，但該可抵免金額不得超過該企業當年比設備購置的前一年新增的中國企業所得稅稅額。未予抵免的投資額，可以用於以後年度延續抵免，惟延續抵免的期限最長不得超過五年。於二零零一年十二月三十一日，未予抵免的投資額為約人民幣11,600,000元(二零零零年：人民幣55,600,000元)。

附屬公司是按照二零零一年度中國企業所得稅按其當年應課稅溢利33%(二零零零年：33%)計算。

調整綜合溢利至本年度稅務支出：

	二零零一年 **人民幣千元**	二零零零年 人民幣千元
除稅前溢利	**312,597**	108,865
本公司和附屬公司的中國企業所得稅分別按16.5%和33%計算	**49,839**	18,027
在計算本年應課稅金額時不須課稅之收入	**(30)**	—
在計算本年應課稅金額時不可扣除支出對稅務的影響	**1,779**	1,655
在計算本年應課稅金額時不可扣除的呆賬準備對稅務之影響	**2,771**	1,656
在計算本年應課稅金額時不可扣除的存貨跌價準備至可實現淨值而不確認為遞延稅項資產對稅務之影響	**1,387**	(150)
固定資產之減值而不確認為遞延稅項資產對稅務之影響	**1,379**	—
回撥於一九九九年沒有確認稅項損失為遞延資產對稅務之影響	—	(3,232)
因稅項優惠所減少之企業所得稅	**(57,023)**	(17,858)
本年度稅務支出	**102**	98

於二零零一年十二月三十一日，由於還沒有和當地稅務機關達成關於呆賬撥備用作扣稅用途之協議，董事認為沒有足夠理由支持部份或全部之呆帳準備金額約人民幣86,000,000元(二零零零年：人民幣117,000,000元)能夠作扣稅用途，因此可能遞延稅項資產金額約人民幣28,000,000元(二零零零年：人民幣39,000,000元)不予確認。

11. 本年溢利

本集團之本年溢利為人民幣312,373,000元(二零零零年：人民幣108,661,000元)，其中為數人民幣312,291,000元(二零零零年：人民幣108,792,000元)已計入本公司之財務報表內。

8. 利息支出

	二零零一年 人民幣千元	二零零零年 人民幣千元
須於五年內全數償還貸款之利息支出	**151,508**	148,616
不須於五年內全數償還貸款之利息支出	**28,858**	32,030
貸款支出總額	**180,366**	180,646
減：資本化利息金額	**(17,299)**	(38,406)
	163,067	142,240

本年度一般借貸之資本化利率為6.1%(二零零零年：6.1%)。

9. 董事及監事酬金

	二零零一年 人民幣千元	二零零零年 人民幣千元
董事		
袍金：		
執行	**—**	—
獨立非執行	**40**	40
	40	40
其他酬金(執行董事)：		
薪金及其他福利	**945**	805
表現獎金	**220**	220
退休福利計劃供款	**206**	184
	1,371	1,209
	1,411	1,249
監事		
袍金	**—**	—
其他酬金：		
薪金及其他福利	**414**	368
退休福利計劃供款	**98**	92
	512	460
	512	460

五位最高酬金人仕全部為執行董事。截至二零零零年及二零零一年十二月三十一日止兩個年度，每一位董事及監事之酬金均少於人民幣1,000,000元。

10. 稅項

	二零零一年 人民幣千元	二零零零年 人民幣千元
中國企業所得稅	**102**	98

根據國務院於一九九三年十一月二十六日所頒佈的中國企業所得稅暫行條例，自一九九四年一月一日起，所有中國內地企業須按其應課稅溢利以33%的統一所得稅率繳納所得稅。

根據中國外資企業及外國企業所得稅法及經江西省稅務局的確認，本公司(為一間中外合資股份有限公司)將自首個獲利年度起獲豁免繳交兩年中國企業所得稅及其後三年可減免統一所得稅率33%的50%。本公司正處於第三年可減免50%企業所得稅之年度，故本公司本年度之企業所得稅率為16.5%。

截至二零零一年十二月三十一日止年度

(按國際會計準則編製)

5. 其他經營收入

本集團之其他經營收入的分析細列如下：

	二零零一年 人民幣千元	二零零零年 人民幣千元
發行A股募集資金之利息收入	**10,938**	—
其他銀行利息收入	**3,497**	4,450
其他利息收入	**6,446**	—
保險索償彌補	**7,655**	—
期貨合約於到期日前平倉溢利	**—**	2,936
其他	**17,563**	5,921
	46,099	13,307

6. 其他經營費用

本年度的其他經營費用包括數額約人民幣4,365,000元 (二零零零年：無)為期貨合約於到期日前平倉虧損。

7. 經營溢利

	二零零一年 人民幣千元	二零零零年 人民幣千元
經營溢利已扣除：		
採礦權及商標之攤銷	**3,590**	3,590
核數師酬金	**1,851**	1,500
固定資產折舊(註(a))	**369,507**	369,017
鐵路運輸租賃費用	**7,174**	7,174
有關經營租賃之費用		
— 土地使用權	**15,000**	15,000
— 機器及車輛	**3,978**	5,031
— 辦公室	**4,354**	3,612
— 員工宿舍及使用公共設施(註(b))	**14,645**	10,954
呆賬準備	**—**	23,957
研究及開發支出	**5,142**	6,259
恢復、更新及環保費用	**32,072**	26,750
員工成本，包含董事及監事酬金(註(c))	**224,438**	260,342
固定資產減值	**13,810**	—
及已計入：		
回撥呆賬準備	**28,142**	—

註：

(a) 包括於銷售及服務成本和管理費用中的折舊分別為人民幣336,734,000元(二零零零年：人民幣367,340,000元)和人民幣2,773,000元(二零零零年：人民幣1,677,000元)。

(b) 此數額亦包括在員工成本內。

(c) 於二零零一年十二月三十一日，本集團共有員工約11,200人(二零零零年：11,400人)。

2. 主要會計政策*(續)*

營業租約

根據營業租約應付之租金均以直線法按租約年期從收益表扣除。

外幣換算

本集團之賬目及紀錄以人民幣結算。

外幣交易於交易日以當天中國人民銀行公佈的適用匯率換算為人民幣。以外幣結算之貨幣資產及負債按結算日中國人民銀行公佈的匯率換算為人民幣。因匯兌而產生的盈虧均撥入收益表內處理。

3. 營業額及分類資料

營業額即本年度內售貨及服務提供的已收及應收款項淨額。本集團營業額的分析細列如下：

	二零零一年 ***人民幣千元***	二零零零年 *人民幣千元*
業務分類		
貨品銷售	**2,705,103**	3,439,348
來料加工服務	**290,690**	85,164
	2,995,793	3,524,512

本集團本年度之營業額及本年溢利絕大部份是來自生產及銷售電解銅及其他副產品。董事認為生產這些產品之工序有著非常緊密的關係並且有共同之風險與回報，因此，這些活動被視為同一業務。

本集團本年度地區市場之營業額的分析細列如下：

	二零零一年 ***人民幣千元***	二零零零年 *人民幣千元*
地區市場		
中國	**2,925,824**	3,010,191
南韓	—	341,289
其他	**69,969**	173,032
	2,995,793	3,524,512

所有本集團生產設備均座落在中國。

4. 銷售及服務成本

本年度的銷售及服務成本中分別包括數額約人民幣4,040,000元 (二零零零年：無)及約人民幣6,105,000元(二零零零年：無)為回撥以前年度為硫精礦存貨作減值至可變現值之準備及為備件存貨減值至可變現值。

2 主要會計政策(續)

套頭交易

為預期之銅銷作保值作用的期貨銷售合同所產生之盈虧均遞延，並於已套頭成品發出時確認計入收益表中。於到期日前結算的期貨銷售合同而引致的盈虧已包括在收益表的其他經營收入淨額中。

為作本集團生產用之進口物料採購作保值用的預期採購合同所產生之盈虧均遞延，於已套頭成品發出時確認計入採購成本部份。於到期日前結算的預期購買合同而引致的盈虧已包括在收益表的其他經營收入淨額中。

研究及開發支出

研究活動支出在其發生當期確認為費用。

本集團因內部開發活動而形成的無形資產，僅在以下所有條件均滿足時才予以確認：

- 形成了資產，而該資產是可辨認的；
- 該資產很可能產生未來經濟利益；
- 該資產的開發成本能夠可靠地計量。

如果開發支出未能確認為內部產生的無形資產，則該支出會在發生當期確認為費用。內部產生的無形資產會在其使用壽命內以直綫法進行攤銷。

恢復、更新及環保費用

如擁有權之條件或運用產物之其他權利，包括開採權，需要在運用產物時執行恢復、更新或環保的活動，所發生之費用乃按發生時列賬。如因現時或前期之活動導致以後需負擔恢復、更新或環保的活動，此等更新之成本將確認為費用。

磡探及開發支出

磡探初期的開支於產生時撇銷。當可合理地肯定礦場物業可作商業生產、磡探及發展時，所產生的開支將可撥充資本，並按礦場物業的年期撇銷。倘任何工程於發展階段被放棄，則其總開支將予撇銷。

退休福利計劃

本集團參與將由地方政府管理的退休福利計劃，根據此計劃，本集團經江銅支付以符合規定的員工及職工的薪金及工資一個固定百份比作為計劃的供款，此應付每年的供款計入收益表內。

借貸成本

收購、興建或生產合資格資產(即需經過一段長時間才可達致其擬定用途或可供出售之資產)之直接貸款成本須作為資產成本之一部份而撥作資本。待資產大體上達致其擬定用途或可供出售時停止將貸款成本撥作資本。倘合資格資產之特定貸款於支付其成本支出前暫作投資之用，其投資收入須用作減低貸款成本之金額。

所有其他之借貸成本支出皆產生於他們發生的年度內。

2 主要會計政策*(續)*

金融負債及權益性工具

金融負債及權益性工具之分類以合約協議方式之性質作依據。

本集團之主要金融負債為附息銀行借貸及應付賬款及其他應付款。

附息銀行借貸以實際所收金額入賬。財務費用以權責發生制確認，如在發生年度內未被清償，該費用會包含在該工具之賬面值當中。

應付賬款及其他應付款以其面值入賬。

權益性工具以實收金額減去直接發行費用入賬。

撥備

撥備會被確認倘本集團因已發生之事件而導致現有的責任，而該事件可能為本集團帶來可合理地估計的經濟損失。

政府補助

政府補助會在相關擬定作補償之費用發生期間確認為收入。

稅項

當期所得稅是根據當年度的經營成果，並就非應稅或不可抵稅項目作出調整後計算得出。當期所得稅是採用資產負債表日規定的或實質上規定的稅率計算。

遞延稅項是按資產負債表法，根據財務報表中資產和負債的賬面金額與其用於計算應納稅所得的相應計稅基礎之間的差額產生的暫時性差異計算；原則上，所有應稅暫時性差異產生的遞延所得稅負債均予確認，但可抵稅暫時性差異產生的遞延所得稅資產只能在未來可實現納稅所得足以使用可抵稅暫時性差異的限度內，才能予以確認。如果暫時性差異是由商譽(或負商譽)，或在某一既不影響納稅利潤、也不影響會計利潤的交易中的其他資產和負債的初始確認下(除在企業合併中取得資產和負債的初始確認外)產生的，那麼，該遞延所得稅資產和負債則不予確認。

對附屬公司投資的權益產生的應稅暫時性差異會確認為遞延所得稅負債，除非集團能夠控制這些暫時性差異的轉回，而且暫時性差異在可預見的將來很可能不會轉回。

遞延所得稅是以預期於相關資產實現或相關負債清償當期所使用的所得稅率計算。遞延所得稅會記入收益表，除非其與直接記入權益的項目有關，在這種情況下，遞延所得稅也會作為權益項目處理。

遞延所得稅資產和負債只有在它們與同一稅收當局征收的所得稅相關，並且本集團打算以淨額結算其當期所得稅資產和負債時才可相互抵消。

2 主要會計政策*(續)*

存貨

精礦，在制品及金屬之存貨乃按實物計量或估計。同時，按成本與可變現淨值兩者之較低值列賬。成本包括直接材料及(在適當情況下)加工成本及將存貨達致其現時工序及狀況之直接費用，並採用加權平均法計算。可變現淨值為在正常業務範圍中預期售價減去產品制成所需之未來生產成本及有關銷售之費用。

一旦礦物資源提取出多於一種產成品(下稱「聯產品」)，所有聯產品之生產成本，於聯產品實物分離點，按最終產成品之估計變現淨值分攤入最終產成品。

所有在生產過程中得到的第二產品(下稱「副產品」)，乃按分離點後的生產成本與變現淨值兩者之較低值列賬。

能用於生產之輔助材料、消耗品及備件乃按加權平均成本值減存貨跌價準備列賬。

減值

在每個資產負債表日，本集團會對有形和無形資產的賬面金額進行核查，以確定是否有迹象顯示這些資產已發生減值損失。如果存在這種迹象，則會對資產的可收回金額作出估計，以確定減值損失的程度。如果無法估計單個資產的可收回金額，本集團會估計該資產所屬現金產出單元的可收回金額。

如果估計資產(或現金產出單元)的可收回金額低於其賬面金額，則將該資產(或現金產出單元)的賬面金額減記至其可收回金額。減值損失會立即確認為費用。

如果減值損失在以後轉回，該資產(現金產出單元)的賬面金額會增加至其可收回金額的重新估計值；但是，增加後的賬面金額不能超過該資產(或現金產出單元)以前年度未確認減值損失時應確定的賬面金額。減值損失的轉回立即確認為收入。

金融資產

本集團之主要金融資產乃銀行結餘及現金和應收賬款及其他應收款。

應收賬款及其他應收款以面值入賬，並根據估計未可收回之金額而作出減值撥備。

證券投資代表短期持有的投資及於資產負債表日按市值列賬。其賬面值之增減會在該期度內確認收入或支出。

其他投資代表無牌價股票投資。因其公允價值並未能可靠地確定，故此投資乃按原值列賬及受制於減值測試。

2 主要會計政策*(續)*

固定資產

在建工程包括興建用作生產、租賃或行政用途為目的或其使用目的並沒有確定之資產。在建工程以成本價入賬，並評估其可收回值是否低於其賬面價值而決定其耗蝕損失。成本價包括所有發展項目支出及該等工程應佔之其他直接成本(包括利息支出)。於工程完成時，該等費用將轉撥為適當的固定資產類別。

在建工程並無作出折舊撥備，直至其完工及準備投入其擬定之用途。

固定資產(不包括在建工程)乃按原值減累積折舊列賬。

折舊是按固定資產(不包括在建工程)的估計可使用年期，經計及其估計剩餘價值後以直線法計算，以沖銷其成本。

於本年度內，董事重新評估固定資產之可使用年期，經評估後，認為固定資產按以下估計可使用年期作出折舊更為適當：

	估計可使用年期	
	更改前	**更改後**
樓宇	12至40年	12至40年
廠房、機器及設備	10至21年	10至25年
汽車	9至11年	10至12年

董事認為更改後的固定資產之估計可使用年期能公平地反映固定資產現時之狀況及用途。因此，從二零零一年一月一日開始，固定資產之賬面值乃按其餘下估計可使用年期以直線法計算折舊。其估計可使用年期之評估改動減少本年度之折舊費用約人民幣43,817,000元。

在重組過程中購入之已用固定資產乃按估計剩餘可使用年期計提折舊。而估計剩餘可使用年期是董事參照獨立評估師之估計定立。剩餘可使用年期以原來之可使用年期為上限。

出售或廢置資產之收益或虧損乃指資產之銷售收益及其賬面值之差額，並於收益表內確認。

商標

商標乃按原值減累積攤銷及減損(如有)列賬。購入商標的成本將以直線法按有關礦的可使用年限30年攤銷。

採礦權

採礦權乃按原值減累積攤銷及減損(如有)列賬。採礦權的成本將以直線法按其估計可使用年限13至30年攤銷。

2 主要會計政策（續）

綜合基準

綜合財務報表包括本公司及其附屬公司結算至每年十二月三十一日之財務報表。

附屬公司的資產及負債是按收購當日之公允價值計算。少數股東權益乃按少數股東所佔資產及負債公允價值的比例入賬。

有關於本年度購入或出售的附屬公司之業績，分別根據其購入或出售之日期，包括在綜合收益表內。

為使到附屬公司所採用的會計政策與其他集團成員的會計政策一致，附屬公司的財務報表會在有需要的情況下作出調整。

集團內各成員公司間之所有重大交易及結餘均已於編製集團綜合財務報表時予以抵銷。

附屬公司投資

凡本公司控制之企業均為附屬公司。當本公司有權支配某一被投資企業的財務和經營政策，並從該企業的經營活動獲取利益時，控制便形成。

在本公司之資產負債表內，附屬公司投資已按成本減有關減損(如有)列賬。當本公司收取股息權力得已成立，附屬公司之股息是應由本公司確認。

商譽

因收購附屬公司而產生之商譽指於收購實際日收購代價較所收購有關資產淨值之公允價值多出之款。商譽會被確認為資產，並按直線法攤銷及計入綜合收益表。

因收購附屬公司而產生之商譽分列在資產負債表內。

負商譽，指集團在子公司的可辨認資產和負債在購買日的公允價值中所佔份額超出購買成本的部份。負商譽會按其產生的原因轉入收益。

因收購附屬公司而產生之負商譽分列在資產負債表上以作資產抵扣。

倘出售附屬公司，相關商譽或負商譽之未攤銷餘額將包括於計算出售收益或虧損內。

收入的確認

產品銷售乃於產品發出時及所有權轉移時確認。

服務收入乃於提供服務時即予確認。

利息收入乃根據未償還金額按存款時間及適用利率而計算。

截至二零零一年十二月三十一日止年度
（按國際會計準則編製）

1. 一般事項

本公司是一間於一九九七年一月二十四日在中華人民共和國(下稱「中國」)註冊成立的有限責任的中外合資股份有限公司，由江西銅業公司(下稱「江銅」)，國際銅業(中國)投資有限公司(下稱「國際銅業」)、深圳寶恆(集團)股份有限公司、江西鑫新實業股份有限公司(下稱「江西鑫新」)及湖北三鑫金銅股份有限公司(下稱「湖北三鑫」)擔任聯席發起人。

於一九九七年一月，本公司進行公司重組(下稱「重組」)，重整架構準備本公司H股於香港聯合交易所有限公司(下稱「香港聯交所」)及倫敦證券交易所有限公司(下稱「倫敦證券交易所」)掛牌上市。根據重組，(i)江銅投入予本公司於德興礦及永平礦的開採權及在礦內和貴溪冶煉廠有關的資產和負債作價為1,275,556,200股內資股，其每股面值為人民幣1元及(ii)其餘4位發起人共投入本公司現金人民幣502,000,000元作價為500,000,000股外資股(其後轉為H股)及2,000,000股內資股，其每股面值為人民幣1元。

於一九九七年六月十二日，本公司H股已於香港聯交所及倫敦證券交易所掛牌上市。

於二零零一年十二月，本公司已接獲中國證監會授予A股發行的批准。本公司之A股已於二零零二年一月十一日在上海證券交易所(下稱「上交所」)上市。

江銅為本公司之直接控股公司。於一九九九年年初時，國家有色金屬工業局代表國家持有在江銅的權益。於一九九九年十二月三十一日後，本公司透過江銅收到發出日為二零零零年一月二十四日的正式通知，國有企業中國銅鉛鋅集團公司在國家委員會監管下，取代國家有色金屬工業局控制江銅，生效日期追溯為一九九九年八月六日起。根據董事之意見，於一九九九年十二月三十一日，中國銅鉛鋅集團公司是本公司的最終控股公司。

於二零零零年，本公司獲江銅知會，江銅收到江西省政府通知，根據中華人民共和國國務院的決定，自二零零零年七月江西省政府已取代以前控制江銅的中國銅鉛鋅集團公司。根據上述決定，於當月江銅是本公司的最終控股公司。

本公司是中國一個綜合性銅生產企業。本公司經營銅採礦、選礦、熔煉與精煉以生產陰極銅及副產品，包括硫精礦、硫酸及電解金和銀。本公司也為客戶根據來料加工提供熔煉和精煉服務。本公司之附屬公司主要從事硫酸銷售業務。

2. 主要會計政策

本財務報表採用歷史成本常規法編製並符合國際會計準則之規定。

本年內，本集團首次採用國際會計準則39號「金融工具：確認和計量」。國際會計準則39號對所有金融工具的會計處理提出了一個綜合性框架。本集團對這些金融工具的具體會計政策如下所述。採納國際會計準則39號對本年度或過往年度之業績沒有構成重大影響。

另外，於二零零一年有其他國際會計準則已作出修訂。此等修訂有關之應用對本年度或過往年度之業績沒有構成重大影響。

本公司主要的會計政策如下：

綜合現金流量表

截至二零零一年十二月三十一日止年度

（按國際會計準則編製）

	附註	二零零一年 人民幣千元	二零零零年 人民幣千元
經營業務之現金淨額	30	**639,850**	686,724
投資業務			
收取利息		**9,943**	4,450
出售固定資產所得款項		**21**	9
抵押銀行存款減少(增加)		**440**	(2,331)
購買固定資產		**(631,562)**	(681,597)
收取保險索償彌補款項		**7,655**	—
購入其他投資		**(5,610)**	—
購入証券投資		**(31,415)**	—
出售証券投資所得款項		**32,000**	—
投資業務之已用現金淨額		**(618,528)**	(679,469)
融資			
支付利息		**(180,366)**	(180,646)
派發本公司股息		**(24,340)**	—
子公司派發股息予一名少數股東		**(68)**	(193)
發行A股募集資金(已扣除發行費用)		**494,847**	—
收取政府補助		**84,000**	—
新增貸款		**1,757,478**	1,679,517
償還銀行貸款		**(1,836,046)**	(1,366,771)
償還其他應付款		**(1,870)**	(1,870)
融資現金流入淨額		**293,635**	130,037
現金及現金等值項目之淨增加		**314,957**	137,292
年初之現金及現金等值項目		**366,103**	228,811
年末之現金及現金等值項目 — 銀行結餘及現金		**681,060**	366,103

於二零零一年十二月三十一日
（按國際會計準則編製）

	附註	**二零零一年 人民幣千元**	二零零零年 人民幣千元
非流動資產			
固定資產	15	**5,725,061**	5,459,511
其他資產	16	**89,865**	93,455
附屬公司投資	17	**600**	600
其他投資	18	**5,610**	—
		5,821,136	5,553,566
流動資產			
存貨	19	**1,576,228**	1,417,721
應收賬款及其他應收款	20	**383,492**	407,481
預付稅項		**4,693**	4,693
証券投資	21	**1,235**	—
抵押銀行結餘		**2,268**	2,708
銀行結餘及現金		**680,486**	365,587
		2,648,402	2,198,190
流動負債			
應付賬款及其他應付款	23	**636,478**	705,056
已收政府補助	24	**84,000**	—
銀行借貸 — 須於一年內償還	26	**1,161,668**	1,091,236
		1,882,146	1,796,292
流動資產淨值		**766,256**	401,898
		6,587,392	5,955,464
股本及儲備			
股本	27	**2,664,038**	2,434,038
儲備	28	**2,041,523**	1,488,725
		4,705,561	3,922,763
非流動負債			
銀行借貸 — 須於一年後償還	26	**1,836,920**	1,985,920
其他應付款 — 須於一年後償還	29	**44,911**	46,781
		1,881,831	2,032,701
		6,587,392	5,955,464

戚懷英
董事

杜新民
董事

於二零零一年十二月三十一日
（按國際會計準則編製）

	附註	**二零零一年 人民幣千元**	二零零零年 人民幣千元
非流動資產			
固定資產	15	**5,725,070**	5,459,547
其他資產	16	**89,865**	93,455
其他投資	18	**5,610**	—
		5,820,545	5,553,002
流動資產			
存貨	19	**1,576,283**	1,418,195
應收賬款及其他應收款	20	**384,677**	408,132
預付稅項		**4,693**	4,693
証券投資	21	**1,235**	—
抵押銀行結餘		**2,268**	2,708
銀行結餘及現金		**681,060**	366,103
		2,650,216	2,199,831
流動負債			
應付賬款及其他應付款	23	**636,532**	705,113
應付稅項		**34**	21
已收政府補助	24	**84,000**	—
銀行借貸 — 須於一年內償還	26	**1,161,668**	1,091,236
		1,882,234	1,796,370
流動資產淨值		**767,982**	403,461
		6,588,527	5,956,463
股本及儲備			
股本	27	**2,664,038**	2,434,038
儲備	28	**2,041,964**	1,489,084
		4,706,002	3,923,122
少數股東權益		**694**	640
非流動負債			
銀行借貸 — 須於一年後償還	26	**1,836,920**	1,985,920
其他應付款 — 須於一年後償還	29	**44,911**	46,781
		1,881,831	2,032,701
		6,588,527	5,956,463

第33頁至第60頁之財務報表經於二零零二年四月十一日獲董事會批准及授權發佈，並由下列董事代表簽署：

戚懷英
董事

杜新民
董事

截至二零零一年十二月三十一日止年度
（按國際會計準則編製）

	附註	二零零一年 人民幣千元	二零零零年 人民幣千元
營業額	3	**2,995,793**	3,524,512
銷售及服務成本	4	**(2,342,509)**	(3,004,086)
毛利		**653,284**	520,426
其他經營收入	5	**46,099**	13,307
銷售費用		**(31,583)**	(35,562)
管理費用		**(161,491)**	(221,584)
其他經營費用	6	**(30,645)**	(25,482)
經營溢利	7	**475,664**	251,105
利息支出	8	**(163,067)**	(142,240)
除稅前溢利		**312,597**	108,865
稅項	10	**(102)**	(98)
除稅後溢利		**312,495**	108,767
少數股東權益		**(122)**	(106)
本年溢利	11	**312,373**	108,661
分配： 轉入儲備	12	**(120,652)**	(38,089)
本年度之保留溢利		**191,721**	70,572
股息	13	**133,202**	24,340
每股基本盈利	14	**人民幣0.128元**	人民幣0.045元

除本年溢利外並沒有其他已確認溢利或虧損。

德勤·關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte
Touche
Tohmatsu

致：江西銅業股份有限公司全體股東
(於中華人民共和國註冊成立的中外合資股份有限公司)

本核數師行已完成審核載於第33頁至第60頁按照國際會計準則編製的財務報表。

董事及核數師的個別責任

貴公司之董事須負責編製真實與公平之財務報表。在編製該等財務報表時，董事必須貫徹採用合適的會計政策。

本行的責任是根據本行審核工作的結果，對該等財務報表表達獨立的意見，並向股東作出報告。

意見的基礎

本行是按照香港會計師公會頒佈的核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證，亦包括評估董事於編製該等財務報表時所作的重大估計和判斷、所釐定的會計政策是否適合　貴公司及　貴集團的具體情況、及是否貫徹應用並足夠地披露該等會計政策。

本行在策劃和進行審核工作時，均以取得一切本行認為必需的資料及解釋為目標，使本行能獲得充份的憑證，就該等財務報表是否存有重要錯誤陳述，作合理的確定。在表達意見時，本行亦已衡量該等財務報表所載的資料在整體上是否足夠。本行相信，本行的審核工作已為下列意見建立了合理的基礎。

意見

本行認為上述財務報表均真實與公平地反映　貴公司及　貴集團於二零零一年十二月三十一日的財政狀況及　貴集團截至該日止年度的溢利和現金流量，並已按照香港公司條例之披露要求而妥善編製。

德勤·關黃陳方會計師行
執業會計師

香港，二零零二年四月十一日

監事會工作情況

本報告期內，監事會共召開兩次會議

二零零一年三月十六日，公司第二屆三次監事會於本公司13樓會議室召開。會議由監事會主席王振坤先生主持，應到監事5人，實到監事4人。符合《公司法》及《公司章程》的有關規定。會議審議並通過了《二零零零年年度報告》的決議、《二零零零年年度監事會報告》的決議及委任楊明潔女士為監事會審計部副主任的決議，核對了董事會擬提交二零零零年股東周年大會的財務報告和利潤分配方案。

二零零一年八月二十七日，公司第二屆四次監事會於公司13樓會議室召開，會議由監事會主席王振坤先生主持，應到監事5人，實到監事5人。會議審閱了公司二零零一年中期業績報告。

報告期內，監事會監事列席了公司二屆四次董事會及二屆六次董事會，出席了二零零零年股東周年大會及二零零一年第一、二次臨時股東大會。

監事會對二零零一年公司有關事項的獨立意見

監事會按照《公司法》和《公司章程》行使職權，在本報告期內對公司財務管理，內控制度，執行股東大會決議、經營決策及董事會和經理的決策，以及經營行為進行了認真的檢查和監督。現對以下事項發表獨立意見：

公司依法運作情況

公司內部控制制度完善，決策程序合法，公司董事、經理執行公司職務時無違反法律、法規、公司章程或損害公司利益的行為。

檢查公司財務情況

對會計事務所出具的公司二零零一年度的審計意見，監事會認為審計意見真實的反映了公司 財務狀況和經營成果。

公司本年度募集資金於十二月二十八日到帳並存於銀行。於年末，該等募集資金尚未使用。

報告期內公司無重大收購、出售資產事項。

關聯交易公平、公正，無損害上市公司利益的情況。

監事會主席
王振坤

中華人民共和國，江西

二零零二年四月十一日

主要供應商及客戶

本集團五大供應商的採購總額佔本公司採購總額的27.8%。

本集團最大客戶應佔的全年營業額百分比為13.9%。本集團五大客戶合共應佔的營業額百分比為37.5%。於二零零一年十二月三十一日，江銅於本集團五大客戶中之一間擁有實質權益。以上本集團和相關客戶之間所有的交易乃按一般商業條款訂立。

購買、出售或贖回本公司之上市證券

本公司於本年度內並無購買、出售、贖回或註銷本公司之上市證券。

優先購股權

本公司之公司組織章程並無有關優先購股權之條款。

結算日後重大事項

結算日後重大事項之詳情載於按國際會計準則編製的財務報表附註37及按中國會計準則編製的財務報表附註51。

企業監控

截至二零零一年十二月三十一日止年度，董事認為本公司已遵守香港聯合交易所有限公司證券上市規則的附錄14之最佳應用守則。

核數師

上海滬江德勤會計師事務所及德勤•關黃陳方會計師行已分別為本公司之境內及境外核數師。有關續聘上海滬江德勤會計師事務所及德勤•關黃陳方會計師行之 決議案將於本公司之股東周年大會上提呈。

承董事會命
戚懷英
董事

香港
二零零二年四月十一日

董事及監事之合約權益

本公司或其控股公司或其附屬公司於結算日或本年度內任何時間概無簽訂任何董事或監事於其中擁有直接或間接重大利益關係之重要合約。

關連交易

本集團與江銅訂立若干協議，包括綜合供應合約、銷售合同、綜合工業服務協議、房地產租約及綜合服務協議。根據此等協議，本集團將會(其中包括)向江銅及其關聯公司採購銅精礦、紫雜銅及輔助工業產品、銷售陰極銅、硫酸、廢料、洗淨殘渣及黑銅泥，取得多項工業、社會及其它服務，及租賃物業和土地使用權。此外，本集團已於二零零一年九月三日與江銅簽訂了一份加工協議，本集團被委任為獨家對由江銅進口的銅精礦、粗銅和廢銅進行加工成為陰極銅，並為對該等陰極銅在中國銷售及分銷。該份加工協議之詳情已載於本公司於二零零一年九月二十四日之通告及於二零零一年十月二十三日之臨時股東大會獲得股東批准。此等交易之詳情載於按國際會計準則編製的財務報表附註31及按中國會計準則編製的財務報表附註48。

於年內，本集團與江銅簽訂一份收購協議，據此，本集團向江銅收購武山銅礦的經營性資產、有關負債及其採礦權。此交易之詳情載於按國際會計準則編製的財務報表附註31及按中國會計準則編製的財務報表附註48。

於本年度內，本集團與江西鑫新實業股份有限公司和湖北三鑫金銅股份有限公司 (兩間公司均為本公司的發起人)之關聯公司有交易。此等交易之詳情載於按國際會計準則編製的財務報表附註31及按中國會計準則編製的財務報表附註48。

該等關聯交易已經本公司獨立非執行董事審閱並確認：

(i) 該等交易乃由本集團在日常及正常業務過程中訂立；

(ii) 該等交易乃按一般商業條款或按與提供予或從獨立第三者相同(或更優惠)的條款訂立；及

(iii) 該等交易乃就本公司股東而言，屬公平合理的條款訂立。

除此之外，本公司與江銅於一九九七年五月於上市重組過程中訂立若干協議並於二零零一年十二月三十一日仍然有效，詳情如下：

(A) 根據一項購買權協議，江銅給予本公司購買權，可向江銅購買其現時或 日後經營的任何礦場、熔煉廠或精煉廠及其現時及日後持有的任何勘探和開採權。直至本報告日，本公司並無行使該等權利。

(B) 根據一項有條件買賣協議，本公司可以向江銅收購城門山礦，價格將根據 經中國法例認可的獨立估值師評估再交國有資產管理局確認的估值釐定。直至 本報告日，該協議並無成為無條件協議。

股東人數及主要股東

記錄於二零零一年十二月三十一日本公司股東名冊上的股東總數為130,247名。

根據香港證券(公開權益)條例第16(1)條所保存之主要股東名冊記錄，二零零一年十二月三十一日，以下股東佔本公司已發行股本10%或以上之權益：

股東名稱	持股數量	持有發行股本之百分比
江西銅業公司(下稱「江銅」)	1,275,556,200內資股	47.881%
國際銅業(中國)投資有限公司(下稱「國際銅業」)(註)	500,000,000 H股	18.768%

註： 根據公開權益條例，銀建國際實業有限公司、中國五礦香港控股有限公司、International Copper Industry Investment (BVI) Limited 、Nonferrous Metals International (BVI) Limited 及有色金屬國際有限公司由於各自持有國際銅業之權益，已被視作分別持有國際銅業所持H股權益。

發行A股募集資金

本公司已於二零零一年十二月二十八日收到發行A股所募集之資金總額為人民幣52,210萬元，扣除發行費用後之淨額約人民幣49,485萬元。截至二零零一年十二月三十一日止，本公司尚未運用該筆資金。

非募集資金使用情況

年內，投資貴冶三期技改工程約人民幣15,748萬元(詳情見董事長報告「經營策略－投資項目進展順利」)。

年內，投資德興銅礦日處理能力9萬噸達產工程項目人民幣22,570萬元(詳情見董事長報告「經營策略－投資項目進展順利」)。

年內，投資富家塢銅礦區前期開發人民幣6,500萬元(詳情見董事長報告「經營策略－投資項目進展順利」)。

固定資產

本集團本年度內購置固定資產約人民幣6.49億元，主要包括用於擴建貴溪冶煉廠三期及改善和提升德興礦的採礦能力。以上所述與本集團及本公司其他固定資產之變動詳情載於按國際會計準則編製的財務報表附註15及按中國會計準則編製的財務報表附註16及17。

購入股份或債券之權利

本公司或其控股公司或其附屬公司概無於本年度內任何時間訂立任何安排，使本公司之董事，監事或行政總裁可藉此購入本公司或任何其他法人團體之股份或債券而得益。

董事及監事

於本年度內及本報告截至日之本公司董事及監事之名單如下：

執行董事：

何昌明，董事長
戚懷英
杜新民
王赤衛
高健民
崔貴生
袁則平　　　　(於二零零一年一月十九日獲委任)
張水鑒　　　　(於二零零一年一月十九日辭任)

獨立非執行董事：

龍濤
孫傳堯
史忠良
劉新熙　　　　(於二零零一年五月十七日獲委任)
王雲傑　　　　(於二零零一年五月十七日辭任)

監事：

王振坤
朱錦彥
楊其敏
劉思根
楊明潔　　　　(於二零零一年三月十五日獲委任)
蔡繼華　　　　(於二零零一年三月十五日辭任)

所有董事均與本公司訂立由其獲委任日開始至將在二零零三年召開之股東周年大會當日為止的服務合約。

按本公司組織章程的條例，董事長和其他董事任期為三年(自獲委任或連選之日起計)，可連選連任。按中國之公司法，監事任期亦為三年，可連選連任。

無任何董事或監事與本公司訂有若於一年內本公司能終止即須作出賠償(法定賠償除外)之服務合約。

董事、監事及行政總裁之股份權益

於本年度內，董事、監事及行政總裁，或其聯繫人概無於本公司或其任何聯繫公司(定義見香港證券(公開權益)條例)之證券中擁有權益。各董事、監事及行政總裁，或其配偶或其十八歲以下之子女，概無持有可認購本公司證券之權利，或已行使任何該項權利。

主要業務

本公司經營銅採礦、選礦、熔煉與精煉業務，生產陰極銅及副產品，包括硫精礦、硫酸、黃金及白銀。本公司也為客戶根據來料加工安排提供熔煉與精煉服務，本公司的附屬公司主要從事於硫酸銷售業務。

業績及利潤分配

有關本集團本年度內按國際會計準則及按中國會計準則編製的業績及本公司之利潤分配之詳情分別載於年報第33頁之綜合收益表與第64頁之利潤及利潤分配表及其相關的財務報表附註。

股本

有關本公司註冊及發行股本的詳情載於按國際會計準則編製的財務報表附註27及按中國會計準則編製的財務報表附註33。

儲備

有關本集團及本公司本年度內儲備之變動詳情載於按國際會計準則編製的財務報表附註28及按中國會計準則編製的財務報表附註34至36。

借貸及撥充資本之利息

有關本集團及本公司於資產負債表日之借貸詳情載於按國際會計準則編製的財務報表附註26及29及按中國會計準則編製的財務報表附註29至31。於本年度內，本集團為在建工程撥充資本之利息約為人民幣1,730萬元，詳情載於按國際會計準則編製的財務報表附註8及按中國會計準則編製的財務報表附註41。

董事會提呈本公司及其附屬公司(下稱「本集團」)截至二零零一年十二月三十一日止年度之董事會報告及經審核財務報表。

董事會日常工作情況

- **年內本公司召開了六次董事會會議**

二零零一年三月十六日，本公司召開董事會會議，審議批准本公司二零零零年度業績報告及經審計的財務報告的決議；審議二零零零年度利潤分配預案及末期股息派發預案，提交二零零零年度股東周年大會批准；審議獨立非執行董事王雲傑先生的辭職及提名劉新熙先生為獨立非執行董事候選人的決議，提交二零零零年度股東周年大會批准；審議批准張水鑒先生辭去副總經理職務決議；審議批准獨立審核委員會組成人數增加到4名獨立董事並委任黃東風先生為獨立審核委員會秘書的決議；決定召開二零零零年度股東周年大會。

二零零一年四月十一日，本公司董事會以書面決議案形式，認為本公司公募增發A股符合上市公司《新股發行管理辦法》及《關於做好上市公司新股發行工作的通知》的各項規定。

二零零一年五月十六日，本公司董事會以書面決議案形式同意何昌明先生辭去總經理職務及批准聘任李貽煌先生為公司總經理，劉躍偉先生為公司副總經理。

二零零一年八月二十七日，本公司召開董事會會議，審議批准本公司二零零一年度中期業績報告及未經審計的中期財務報告的決議；審議批准董事兼副總經理戚懷英女士辭去本公司副總經理職務的決議；審議批准重新評估固定資產使用年限的調整決議。

二零零一年八月三十一日，本公司以書面決議案形式，審議批准本公司與江西銅業公司(下稱「江銅」)簽定一份加工協議的決議。

二零零一年十一月二十一日，本公司以書面決議案形式審議批准劉江浩先生為本公司總工程師職務的決議。

- **董事會對股東大會決議的執行情況**

年內，本公司董事會充分行使股東大會授予權利，嚴格按照公司《章程》和《公司法》賦予的職權履行了職責，股東大會的決議全部付諸實施。

公司所處行業及行業地位

本公司是中華人民共和國(下稱「中國」)一個集採礦、選礦、冶煉為一體的國內最大的綜合性銅生產企業，屬於有色金屬行業。本公司擁有中國兩座最大的已開採的露天銅礦--德興銅礦及永平銅礦，銅金屬儲量佔全國銅行業第一；同時擁有一座中國最大規模的現代化銅冶煉廠，年生產能力為20萬噸，目前正在進行貴冶三期技術改造工程。項目建成投產後，年生產能力可達35至40萬噸，將躋身於世界大型銅礦業公司前列。

二零零一年十二月三十一日，本公司董事會委任的董事小組依據二零零一年一月十九日特別決議案，對本公司章程部分內容修訂如下：

第二十一條「公司成立後發行普通股65,648.2萬股，均為境外上市外資股(H股)，佔公司可發行的普通股總數的26.97%。公司經前款所述發行股份後的股本結構為：普通股243,403.82萬股，其中發起人持有177,755.62萬股(包括內資股和外資股(H股)，該等發起人股根據《公司法》自公司設立之日起三年內不可轉讓)，其他境外上市外資股(H股)股東持有65,648.2萬股。」修改為「公司成立後發行65,648.2萬股境外上市外資股(H股)以及23,000萬股境內上市內資股(A股)，均為普通股，分別佔公司普通股總數的24%和9%。公司經前款所述發行股份後的股本結構為：普通股266,403.82萬股，其中發起人持有177,755.62萬股(包括內資股和外資股(H股)，該等發起人股根據《公司法》自公司設立之日起三年內不可轉讓)，其他境外上市外資股(H股)股東持有65,648.2萬股，境內上市內資股股東持有23,000萬股。」

第二十四條「公司註冊資本為人民幣243,403.82萬元。」修改為「公司註冊資本為人民幣266,403.82萬元。」

公司聘請會計師事務所情況

二零零一年度，本公司繼續聘請德勤・關黃陳方會計師行(香港)擔任本公司境外財務報告審計工作，繼續聘請滬江德勤會計師事務所(上海)擔任本公司境內財務報告審計。本公司董事會建議並提請二零零一年度股東大會審議繼續聘請該等會計師事務所擔任本公司二零零二年度境內外財務報告審計工作。

年內公司實際支付會計師事務所的報酬

	二零零一年	二零零零年
年度審計／審閱費	**278萬港幣**	155萬港幣
A股發行審計費	**390萬港幣**	—
A股發行盈利預測審計費	**5萬人民幣**	—
A股募集資金驗資審計費	**3萬人民幣**	—
其他(差旅費、食宿費)	**6萬元人民幣**	16萬元人民幣

年內，本公司及其董事會、董事、監事、高級管理人員沒有受到中國證監會稽查、中國證監會行政處罰、通報批評、及本公司上市地所在證券交易所公開譴責的情形。

重大合同及履行情況

年內，本公司除以往公告外，無重大託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產事項。

年內，本公司無重大擔保事項。

年內，本公司沒有重大委託理財事項。

年內，本公司未在金融機構或非金融機構存有委託存款，也沒有發生所存放的定期存款到期末不能收回的情況。

5%以上股東承諾事項

根據江西銅業公司一九九七年五月二十二日向本公司出具的承諾書以及一九九七年五月十六日同本公司簽訂的《資產投入協議書》，江西銅業公司對本公司作出如下承諾：

江西銅業公司在其持有本公司30%或以上表決權的期間，江西銅業公司及其附屬公司和聯營公司(包括江西銅業公司控制的公司、企業及業務)(通過本公司控制的除外)將不會從事任何可能與本公司業務直接或間接競爭的活動或業務；

在其持有本公司30%或以上表決權的期間，將盡最大努力依照香港聯交所和倫敦證券交易所的要求，確保本公司董事會的獨立性，而不受江西銅業公司支配；

若要轉讓德興銅礦、永平銅礦及貴溪冶煉廠所涉土地使用權，本公司享有優先購買權；

其所屬礦山生產的銅精礦原料，本公司有優先選擇購買的權力，且購買價格不高於市場價格。

根據本公司與江西銅業公司於一九九七年五月十六日簽訂的《購買選擇權協議》，江西銅業公司授予本公司一項購買選擇權，本公司可以從江西銅業公司購買江西銅業公司目前或將來擁有及/或經營的礦山、冶煉廠、精煉廠或江西銅業公司目前或將來持有的任何採礦權或勘探權的資產和權益。該項選擇權可於江西銅業公司擁有該等資產及權益的期間隨時行使。購買對價應為經獨立評估機構對有關資產或權益依法經評估後確定的、並經國家國有資產管理部門確認的金額，該等金額不應超過有關資產或權益的公平市場價值。

公司章程修改

二零零一年一月十九日，本公司臨時股東大會以特別決議案通過了一項授權董事會(或董事會委任的董事小組)在A股發行完成後，辦理公司註冊資本和公司章程修訂的登記手續。

以上關聯交易是本公司在日常及正常業務過程中訂立；且按一般商業條款或按與提供予或從獨立第三者相同(或更優惠)的 條款訂立；就本公司股東而言，屬公平合理。以上關聯交易按不同類別分別在規定的限額內交易，沒有超出香港聯交所豁免或獨立股東大會批准的上限。

債權債務往來情形(按中國會計準則編製)

性質	科目	金額(人民幣萬元)	形成原因
債權	應收帳款	722	• 正常的應收結算款，包括期貨保證金等
	其他應收款	1,586	
	預付帳款	1,101	• 按商業條款的正常預付貨款等
	應收票據	577	• 江銅及其控制公司支付給本公司的經背書的銀行承兌匯票
	合計	3,986	
債務	應付票據	2,300	• 公司開出的向江銅及其控制公司支付的銀行承兌匯票
	應付帳款	3,821	• 應付江銅及其控制公司的正常貨款和結算款，主要是供應合同和《工業服務合同》項下的交易
	預收帳款	112	• 按正常的商業條款收取的預收貨款
	其他應付款	13,117	• 公司應付給江銅及其控制公司的正常結算款，主要是《綜合服務合同》項下的交易
	一年內到期的長期負債	187	• 應付給江銅的採礦權轉讓費 — 須於一年內償還
	長期應付款	4,491	• 應付給江銅的採礦權轉讓費 — 須於一年後償還
	合計	24,028	

上述與控股股東的債權、債務往來主要是賒購、賒銷等正常商業行為，對公司財務狀況沒有不良影響。

本公司已於二零零二年一月正式完成收購武山銅礦的經營性資產、有關負債及其採礦權。該收購事項的詳細資料已載於本公司A股招股書內。

有關其他關聯交易之詳情載於按國際會計準則編製的財務報表附註31及按中國會計準則編製的財務報表附註48。



資產收購一中國目前最大的井下銅礦山之一的武山銅礦

股票發行與上市情況

年內，本公司發行23,000萬股A股，詳情參見本年度業績報告「董事會報告」中「經營策略」之「成功發行2.3億股A股，拓寬公司融資渠道，為本公司發展增添動力。

年內，本公司無重大訴訟、仲裁事項。

年內，本公司無重大收購及出售資產、吸收合併事項。

關聯交易

年內本公司與江西銅業公司或其控制的公司發生的購買商品、提供加工及勞務服務的關聯交易情況如下：

關聯方/ 關聯交易內容	交易金額 (人民幣萬元)	定價原則	結算方式	佔同類 交易金額 的比例(%)
與江西銅業公司或其控制的公司				
提供來料加工及代銷服務	21,579	市場價	現金	74%
銷售電銅、硫酸	18,106	市場價	現金	9%
銷售輔助工業產品	7,325	市場價	現金	53%
銷售副產品	1,363	市場價	現金	100%
購入銅精礦	14,294	市場價	現金	84%
購入紫雜銅	13,852	市場價	現金	100%
購入輔助工業產品	15,959	當地市場價	現金	43%
鐵路運輸租賃費用	717	實際成本+稅金	現金	100%
土地使用權租金費用	1,500	國家定價	現金	100%
辦公室租金費用	401	合同價	現金	100%
員工宿舍及使用公共設施租金費用	1,389	以實際成本為准按員工比例分攤	現金	100%
修理及維護服務予本集團	8,163	機電維修按有色行業標準、汽車維修按江西省標準執行	現金	90%
工程建設服務予本集團	2,742	按江西省費用定額執行	現金	54%
車輛運輸服務予本集團	4,227	生產專用車輛按實際成本+稅金定價，其他車輛按江西省定價執行	現金	99%
提供水及輸電	2,926	實際成本+稅金	現金	74%
工業用供水給予本集團	1,843	實際成本+稅金	現金	100%
期貨經紀代理服務予本集團	99	按國家規定的期貨代理費用標準執行	現金	100%
提供鐵路運輸及裝卸服務	1,176	德銅香泗站運輸費18元/噸	現金	100%
環境綠化服務予本集團	295	實際成本按人員比例分攤	現金	100%
社會福利及支援服務予本集團	8,257	福利及醫療服務按工資總額的18%，其他以實際成本按人員或資產比例分攤	現金	100%

高級管理人員的考評、激勵和約束機制

本公司高級管理人員實行與業績掛鈎考核的年薪制，本公司董事酬金由股東大會決定，公司經理層年薪由董事會進行獎罰。公司正積極探索進一步完善對高級管理人員的考評、激勵和約束機制。

年度薪酬情況

根據本公司章程規定，公司董事、監事報酬的決策程序由公司股東大會審議批准，高級管理人員的報酬由公司董事會審議批准。公司董事、監事、高級管理人員的報酬確定依據是股東大會批准/或董事會會議決議、董事服務合約、及本公司年度經營業績的增長記錄。

二零零一年度本公司董事、監事、高級管理人員酬金總額為219萬元。其中：23萬元至26萬元5人；9萬元至12萬元6人；3萬元至5萬元4人。

4名獨立非執行董事二零零一年度津貼總額為4萬元，其中，龍濤、孫傳堯、史忠良、劉新熙等每位獨立非執行董事津貼分別為10,000元。

最高報酬前三名董事年報酬總額為78萬元，最高報酬前三名高級管理人員年報酬總額為62萬元。

監事會主席王振坤先生、監事劉思根先生、監事楊其敏先生、監事朱錦彥先生等在控股股東江西銅業公司領取報酬。

年內公司高級管理人員的聘任情況

二零零一年五月十六日，經公司董事會書面決議案審議批准，聘任李貽煌先生為本公司總經理，聘任劉躍偉先生為本公司副總經理。二零零一年十一月二十一日，經董事會書面決議案審議批准聘任劉江浩先生為本公司總工程師。

年內公司董事、監事、高級管理人員的辭職情況

年內，原公司執行董事張水鑒先生因工作調動，辭任公司執行董事職務，增補袁則平先生為公司執行董事；原公司獨立非執行董事王雲杰先生因其工作性質方面的原因，辭任公司獨立非執行董事職務，增補劉新熙先生為公司獨立非執行董事；原公司監事蔡繼華先生因工作調動，辭任公司監事職務，增補楊明潔女士為公司監事。原公司總經理何昌明先生因完善公司法人治理結構辭去總經理職務。

本公司治理結構情況

本公司章程在股東及股東大會、董事及董事會、監事及監事會、高級管理層、關聯交易制度、信息披露制度等方面均有詳細的規定，符合上市地的有關規定。

本公司於一九九七年一月建立了獨立董事制度，於一九九八年八月成立了由獨立董事組成的獨立審核委員會。本公司股東大會、董事會、監事會的召開及其日常運作均嚴格遵循了本公司章程的各項規定。

根據中國政府有關部門下發的《上市公司治理準則》，本公司還需要制定股東大會等議事規則及信息披露制度。

獨立董事履行職責情況

本公司董事會11名董事成員中有6名外部董事，其中4名為獨立非執行董事，分別從業於礦業、經濟、法律、會計等領域，在各自專長的領域中均有多年豐富的經驗。

按照香港聯合交易所上市規則及有關規定，由本公司4名獨立非執行董事組成了董事會下轄的獨立審核委員會，對本公司的重大關聯交易、持續性關聯交易、財務報表等進行審核，檢查公司內控制度，防範財務風險等，提高了本公司董事會決策的客觀性和科學性，維護了中小股東利益。

公司與控股股東在人員、資產、財務、機構、業務等方面的分開情況

本公司業務和資產獨立情況

本公司擁有德興銅礦、永平銅礦和貴溪冶煉廠的主要資產，包含了從採礦、選礦到冶煉的完整生產線，能夠獨立從事銅的採、選、冶業務，本公司生產過程獨立完整。同時，本公司供應採購與銷售系統獨立完整，資產完整獨立。

人員和機構獨立情況

本公司的總經理、副總經理、財務總監、總工程師、董事會秘書等高管人員均專職在本公司工作並領取薪酬，沒有在控股股東江西銅業公司擔任任何職務；本公司的員工和機構獨立於控股股東江西銅業公司。

財務獨立情況

本公司設有獨立的財務工作機構，建立了獨立的會計核算體系，並制定了一系列財務會計制度和財務管理制度；本公司獨立在銀行開戶，獨立納稅。本公司根據公司《章程》和公司有關規定獨立作出財務決策，資金使用亦不受江西銅業公司的干預。

股東情況介紹

截至二零零一年十二月三十一日止，持有本公司股票的股東總數為130,247名，其中，H股股東人數為4,122名，A股股東人數為126,125名。

公司前十大股東持股情況

	股東名稱	年末持股數(股)	佔總股本百分比(%)	持股類別
1.	江西銅業公司	1,275,556,200	47.881	國有法人股
2.	HKSCC NOMINEES LIMITED	1,131,953,000	42.490	H股
	其中：國際銅業	500,000,000	18.768	H股 (發起人)
3.	華夏成長基金	2,161,000	0.081	A股
4.	華安創新基金	1,389,000	0.052	A股
5.	興和基金	1,319,000	0.050	A股
6.	天華基金	1,282,000	0.048	A股
7.	SONG ZHEN YUAN	1,095,000	0.041	H股
8.	興華基金	1,030,000	0.039	A股
9.	深圳寶恒(集團)股份有限公司	1,000,000	0.038	法人股
10.	HSBC NOMINEES (HONG KONG) LIMITED	908,000	0.034	H股

註：(1) 持有本公司5%以上股份的股東其持股數量並無變化。

(2) 本公司並不知悉持有本公司股份的前十名股東有無關聯關係。

(3) 國際銅業所持本公司H股股份於一九九七年上市日全部抵押予中國銀行(香港)有限公司，除此以外，持有本公司5%以上股份的其他股東其所持股份沒有抵押或凍結情況。

持股10%以上的主要法人股東情況

江西銅業公司持有本公司股份12.76億股(內資股)，佔總股本的47.881%，為本公司第一大股東，該公司成立於一九七九年七月一日，其法定代表人為何昌明先生，其註冊資本為389,606萬元，主要業務為有色金屬礦、非金屬礦、有色金屬冶煉壓延加工產品等。江西銅業公司是江西省人民政府直接管理的國有企業，其股權全部由江西省人民政府持有。

HKSCC Nominees Limited作為本公司H股的結算公司，以代理人身份持有本公司股份1,131,953,000股H股，佔本公司總股本的42.49%。HKSCC Nominees Limited中央結算及交收系統成員，為客戶進行證券登記及託管業務。

報告期內按中國會計準則編製的股東權益變動情況

項目	股本 人民幣千元	資本公積 人民幣千元	法定 盈餘公積金 人民幣千元	法定公益金 人民幣千元	任意公積金 人民幣千元	未分配利潤 人民幣千元	合計 人民幣千元
期初數	2,434,038	1,016,963	52,093	34,345	95,902	265,441	3,898,782
本期增加	230,000	275,784	30,156	30,150	62,513	301,435	930,038
本期減少	—	—	—	(2,167)	—	(253,853)	(256,020)
期末數	2,664,038	1,292,747	82,249	62,328	158,415	313,023	4,572,800

註： 變動原因：①股本：年內發行23,000股A股；②資本公積：年內發行A股溢價；③法定盈餘公積及法定公益金：從當年實現淨利潤中提取10%；④任意公積金：從年內實現淨利潤中提取20%；⑤未分配利潤：年內實現淨利潤於分配後的結餘數。

股本變動情況表

	變動前(股)	增發(股)	變動後(股)
一、未上市流通股份			
1、發起人股份			
其中：境內國有法人股	1,275,556,200	—	1,275,556,200
境內法人持有股份	2,000,000	—	2,000,000
境外法人持有股份	—	—	—
其他	—	—	—
2、已發行未上市A股	—	230,000,000	230,000,000
3、內部職工股	—	—	—
4、優先股或其他	—	—	—
未上市流通股份合計	1,277,556,200	230,000,000	1,507,556,200
二、已上市流通股份			
1、人民幣普通股	—	—	—
2、境內上市外資股	—	—	—
3、境外上市外資股	1,156,482,000	—	1,156,482,000
上市流通股份合計	1,156,482,000	—	1,156,482,000
三、股份總數	2,434,038,200	230,000,000	2,664,038,200

註： (1) 境外上市外資股含有發起人國際銅業5億股H股，該等股份從一九九七年起的三年後可轉讓並流通。

(2) 已發行未上市流通A股是指本公司於二零零一年十二月二十一日向國內投資者發行2.3億股A股，該等股票於二零零二年一月十一日在上海證券交易所上市流通。

中國加入WTO對本公司的影響

中國在加入WTO前，一般貿易的進口銅原料關稅為零關稅，出口精銅的關稅為2%的低關稅；中國在加入WTO前，一般貿易的銅產品進出口配額限制取消；中國在加入WTO前，國內銅價走勢緊貼國際銅價走勢而已經接軌，因此，中國加入WTO後，稅收減讓政策及銅市場開放政策不會對本公司產生不利影響。


積極加強對外技術與業務合作

稅收優惠政策

本公司作為一間外商投資企業，自一九九七年起享受的「兩免三減半」的所得稅優惠政策於二零零一年末執行期滿。

自二零零二年起，本公司將根據國家稅務總局國稅發[1999]172號文及江西省國家稅務局贛國稅函[2001]122號文的批復，從二零零二年起至二零零四年，本公司所得稅率仍適用16.5%。

於二零零零年末剩餘的人民幣5,563萬元購買國產設備投資可用作抵免新增企業所得稅稅額已全部用作抵扣二零零一年度所得稅稅額。二零零一年發生的購買國產設備投資可用作抵免企業新增所得稅稅額為人民幣1,304萬元，其中用於抵免二零零一年當年新增企業所得稅額人民幣140萬元，剩餘人民幣1,164萬元將用作二零零一年的以後年度繼續予以抵免。

員工情況

於二零零一年十二月三十一日，本公司共有員工總人數11,189人。其中生產人員8,609人，工程技術人員858人，管理人員1,273人，其他輔助人員449人。

員工教育程度：大專及以上學歷的員工約佔總人數14.9%，中專及高中學歷的員工約佔總人數的49.8%，初中及以下學歷員工約佔總人數的35.3%。

本公司無離退休人員。

(2) 年內銷售費用為人民幣3,158萬元，比上年減少人民幣398萬元(或減少11.2%)。減少的主要原因是出口銅較上年大幅減少，因此記入營業費用的相關出口費用相應減少。

(3) 利息支出為人民幣16,307萬元，比上年增加人民幣2,083萬元(或增加14.6%)。增加主要原因是隨購建固定資產交付相應增加財務費用。

5 年內，其他經營收入為人民幣4,610萬元，比上年增加人民幣3,279萬元，其中，發行A股募集資金利息收入為人民幣1,094萬元。

財務狀況

年內，本公司按中國會計準則編製的總資產為人民幣84.6億元，總負債為人民幣38.9億元，淨資產為人民幣45.7億元。本公司按國際會計準則編製的淨資產與按中國會計準則相比多出人民幣1.33億元，是由於兩種會計準則對本公司年末宣派現金股利的會計處理方法不同所致。

年內，本公司按國際會計準則編製的財務狀況討論及分析如下：

	2001 **人民幣千元**	2000 人民幣千元	增加(減少) 人民幣千元	增加(減少) %
總資產	**8,470,761**	7,752,833	717,928	9.3
總負債	**3,764,065**	3,829,071	(65,006)	(1.7)
其中：非流動負債	**1,881,831**	2,032,701	(150,870)	(7.4)
少數股東權益	**694**	640	54	8.4
股東權益	**4,706,002**	3,923,122	782,880	20.0

註：(1) 總資產增加的主要原因是年內購建了固定資產、發行A股後貨幣資金的增加；及增加原料儲備大約9,078噸。

(2) 股東權益增加的主要原因是增發2.3億股A股；及年內的生產經營實現了資本增值。

營運資金及資金來源

於年末，本集團按國際會計準則編製的流動資產淨值為人民幣76,798萬元，流動比率為1.41。其中銀行結餘及現金持有人民幣68,333萬元；比上年增加人民幣31,452萬元，增加的主要原因是年內A股淨募集資金全部存放於銀行。

於年末，本集團按國際會計準則編製的銀行借款總額為人民幣299,859萬元，其中一年內須予償還的借款約為人民幣116,167萬元，一年至二年內須予償還的借款約為人民幣79,581萬元，二至五年內須予償還的借款約為人民幣52,140萬元，五年以上須予償還的借款約為人民幣51,971萬元。所有銀行借款利率介於4.5%至6.2%之間(2000年：5.6%至8.5%)。

年內，本集團按國際會計準則編製的經營性現金流入淨額為人民幣63,985萬元；融資活動產生的淨現金流入為人民幣29,364萬元；投資活動產生的淨現金流出為人民幣61,853萬元，本年度總現金流入淨額為人民幣31,496萬元。

本公司長期秉承審慎理財、穩健經營的原則，強調財務風險的控制及資金的安全運作，不對本公司以外的其他任何公司(包括控股公司)及團體提供任何信用擔保與資金拆借，在各家銀行一直保持著良好的信譽，持續融資能力較強。

穩健的財務政策；良好的銀行信用；充裕的經營現金流；及嚴格的資金內控與安全制度為本公司的健康、穩定發展建立了可靠的財務保障體系。

經營業績討論與分析

年內，本公司包括加工銅在內的銅的產量較上年增長16.5%，由於自營銅減少及加工銅增加及銅價下跌等使營業額較上年減少人民幣52,872萬元(或減少：15.0%)，達致人民幣299,579萬元，實現按國際會計準則編製的毛利額較上年增加人民幣13,286萬元(或增加：25.5%)，為人民幣65,328萬元。

年內，本公司按國際會計準則編製的除稅前溢利為人民幣31,260萬元，較上年增加人民幣20,373萬元(或增加：187.1%)，按中國會計準則編製的淨利潤人民幣30,143萬元，較上年增加了人民幣19,277萬元(或增加：177.4%)。

按國際會計準則計算的主要損益項目變動如下：

	二零零一年 **人民幣千元**	二零零零年 人民幣千元	增加(減少) 人民幣千元	增加(減少) %
營業額	**2,995,793**	3,524,512	(528,719)	(15.0)
毛利	**653,284**	520,426	132,858	25.5
除稅前溢利	**312,597**	108,865	203,732	187.1

按國際會計準則編製的淨盈利比按中國會計準則編製的淨盈利多出人民幣1,094萬元，這是因為兩種會計準則對本公司A發行股票募集資金利息所得的帳目列示方法不同。

年內，本公司按國際會計準則編製的除稅前溢利增長主要原因與討論如下：

1 銷售量增加，增加毛利額人民幣13,286萬元，其中：陰極銅(含加工銅在內)銷售量增加，增加毛利額人民幣5,166萬元；金銀等產品銷售量增加，增加毛利額人民幣8,243萬元。

2 產品銷售價格降低，減少毛利額人民幣23,581萬元。其中，陰極銅銷售價格(含稅價)下跌8.5%，減少毛利額人民幣17,274萬元，陰極銅加工費下跌14.2%，減少毛利額人民幣4,802萬元。

本公司陰極銅銷售價格為人民幣16,592元/噸，比SHFE年均價格高出約2.3%，主要是由於上半年本公司陰極銅銷售量大於下半年銷售量，而銅價上半年高於下半年價格。

3 產品單位銷售成本下降，增加毛利額人民幣23,770萬元。成本下降的主要原因是本公司自營陰極銅基本是自產銅礦生產的，使成本下降8%，外來的銅精礦是接受加工，加工陰極銅產量增加使單位固定費下降，使單位加工成本下降約21.3%，其他副產品銷售成本也有不同程度的下降。

4 期間費用淨減少，增加除稅前溢利人民幣4,324萬元。

(1) 年內，本公司管理費用支出為人民幣16,149萬元，比上年減少人民幣6,009萬元(或減少27.1%)。減少的原因主要是年內本公司採取強有力的措施包括通過法律程序，積極對以前年度已提取壞帳準備的應收款項加以催收，取得一定成效，本年度減少壞帳準備提取數額人民幣2,396萬元，同時，收回過往年度已作呆帳損失的應收帳款人民幣2,814萬元。

本公司管理層謹此提呈二零零一年度經營業績的討論與分析，敬請投資者在閱讀本討論與分析時，聯繫本公司經審計的本年度的財務報告和二零零零年度的財務報告及其註釋一併閱讀。

業績表現

下表反映本公司二零零一年度產品產量情況

產品名稱	二零零一年	二零零零年	增加(減少)	增加(減少)
陰極銅(噸)	**226,263**	194,225	32,038	16.5%
其中：加工銅	**98,673**	24,810	73,863	297.7%
黃金(公斤)	**6,723**	5,361	1,362	25.4%
白銀(公斤)	**115,043**	68,019	47,024	69.1%
硫酸(噸)	**823,103**	760,948	62,155	8.2%
硫精礦(噸)	**728,133**	674,347	53,786	8.0%

下表反映本公司二零零一年度產品銷售量增長情況

產品名稱	二零零一年	二零零零年	增加(減少)	增加(減少)
陰極銅(噸)	**229,536**	189,660	39,876	21.0%
其中：加工部分	**98,673**	24,810	73,863	297.7%
黃金(公斤)	**6,722**	5,292	1,430	27.0%
白銀(公斤)	**117,830**	63,642	54,188	85.1%
硫酸(噸)	**829,764**	797,700	32,064	4.0%
硫精礦(噸)	**751,956**	624,972	126,984	20.3%

下表反映本公司年度平均銷售價格(含稅)變動情況

產品名稱	二零零一年	二零零零年	增加(減少)	增加(減少) %
陰極銅(人民幣元/噸)	**16,592**	18,136	(1,544)	(8.5%)
加工銅(人民幣元/噸)	**3,447**	4,016	(569)	(14.2%)
黃金(人民幣元/公斤)	**72,438**	77,371	(4,933)	(6.4%)
白銀(人民幣元/公斤)	**1,036**	1,153	(118)	(10.2%)
硫酸(人民幣元/噸)	**242**	193	49	25.3%
硫精礦(人民幣元/噸)	**66**	70	(4)	(5.7%)

下表反映本公司主要產品收入構成情況

	二零零一年 ***人民幣千元***	二零零零年 *人民幣千元*
陰極銅	**1,855,765**	2,555,328
黃金	**492,241**	409,442
其他	**357,097**	474,578
代加工	**290,690**	85,164
	2,995,793	3,524,512

下表反映本公司按銷售地域區分的主要產品收入構成情況

	二零零一年 ***人民幣千元***	二零零零年 *人民幣千元*
中國大陸	**2,925,824**	3,010,191
南韓	—	341,289
其他地區	**69,969**	173,032
	2,995,793	3,524,512

二零零一年度利潤分配方案

經審計，本公司按中國會計準則計算的稅後利潤為人民幣301,434,708元，按國際會計準則計算的本年溢利為人民幣312,373,000元。

董事會建議，按中國會計準則計算的稅後利潤，提取法定公積金10%為人民幣30,155,893元，提取公益金10%為人民幣30,149,682元和提取任意盈餘公積金20%為人民幣60,345,957元。

董事會建議向全體股東派發截至二零零一年十二月三十一日止財政年度之末期股息，每股人民幣0.05元（含稅），合計金額約為人民幣133,202,000元（二零零零年：人民幣24,340,000元）。未分配利潤人民幣313,023,000元結轉以後年度分配。

末期股息之內資股股息以人民幣派發和支付，H股股息以人民幣宣派，以港幣支付（此值將按二零零二年六月十二日之前的一個星期中國人民銀行公佈的人民幣兌換港幣的平均值計算）。二零零二年五月十三日（星期一）至六月十二日（星期三）（首尾兩天包括在內）期間暫停辦理H股股東名冊過戶手續。H股股東的股息將於二零零二年七月五日（星期五）派發於二零零二年五月二十一日（星期二）登記在本公司H股股東名冊的股東。A股股東的股權登記及派息日在本公司申請獲得中國證券結算登記有限公司上海分公司受理後，按有關規定另行公告。

該股息分配方案有待於二零零二年六月十二日召開的股東周年大會批准。

下年度利潤分配政策

本公司董事會預計二零零二年利潤分配為：提取10%法定公積金；提取10%法定公益金；經股東大會決議，提取任意公積金；支付普通股現金股利一次，2002年當年實現淨利潤用作現金股利分配總額不低於30%，以前年度結餘未分配利潤用作現金股利分配的比例不低於10%。本公司將不實施資本公積金轉增股本方案。

本公司董事會保留根據本公司實際情況調整分配政策的權利。

按中國會計準則編製的淨資產收益率和每股收益指標

	淨資產收益率(%)		每股收益(人民幣元)	
	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	14.33	16.18	0.25	0.27
營業利潤	7.06	7.98	0.12	0.13
淨利潤	6.59	7.44	0.11	0.12
扣除非經常性損益後的淨利潤	6.65	7.51	0.11	0.13

註：以上指標按照中國證監會《公開發行證券公司資訊披露編報規則第九號》的要求計算和填列。

按國際會計準則與中國會計準則編製的報表差異

	截至二零零一年十二月三十一日止年度 *人民幣千元* 淨利潤	二零零一年十二月三十一日 *人民幣千元* 淨資產
根據中國會計準則編製財務報表金額	301,435	4,572,800
按國際會計準則調整：		
一 按國際會計準則記入損益的發行A股申購凍結資金應計利息	10,938	—
一 按國際會計準則不計列的於二零零一年十二月三十一日後經董事會建議派發的普通股股息	—	133,202
按國際會計準則編製財務報表金額	312,373	4,706,002

按中國會計準則編製的會計資料和業務資料摘要

	二零零一年 人民幣千元
利潤總額	301,659
淨利潤	301,435
扣除非經常性損益後的淨利潤	304,273
主營業務利潤	655,349
其他業務利潤	7,557
營業利潤	322,989
投資收益	1,820
補貼收入	98
營業外收支淨額	23,249
經營活動產生的現金流量淨額	640,292
現金及現金等價物淨增加額	314,957

扣除非經常性損益的項目和涉及的金額

項目	**涉及金額** 人民幣千元
補貼收入	98
其他	(2,936)
非經常性損益對所得稅的影響數	0

按中國會計準則編製的前三年主要會計資料及財務指標

項目	**二零零一年** **人民幣千元**	二零零零年 人民幣千元	一九九九年 人民幣千元
主營業務收入	2,995,793	3,524,512	2,712,183
淨利潤	301,435	108,660	23,152
總資產	8,460,149	7,749,142	7,231,203
股東權益(不含少數股東權益)	4,572,800	3,898,782	3,814,463
每股收益	0.11	0.045	0.011
扣除非經常性損益後的每股收益	0.11	0.045	0.011
每股淨資產	1.72	1.60	1.57
調整後的每股淨資產	1.71	1.59	1.57
每股經營活動產生的現金流量淨額	0.24	0.28	0.16
淨資產收益率(%)	6.59	2.79	0.61
加權平均淨資產收益率(%)	7.44	2.81	0.61
扣除非經常性損益後的淨資產收益率(%)	6.65	2.79	0.71

註：以上會計數據及財務指標均以按中國會計準則編製的合併會計報表數計算和填列。

按國際會計準則編製的財務資料

	截至十二月三十一日止年度				
	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
業績					
營業額	**2,995,793**	3,524,512	2,712,183	2,427,808	3,073,946
銷售及服務成本	**(2,342,509)**	(3,004,086)	(2,336,433)	(2,157,007)	(2,301,868)
毛利	**653,284**	520,426	375,750	270,801	772,078
其他經營收入	**46,099**	13,307	11,666	96,723	65,748
銷售及管理費用	**(193,074)**	(257,146)	(223,730)	(193,292)	(183,808)
其他經營費用	**(30,645)**	(25,482)	(37,533)	(25,658)	(13,053)
經營溢利	**475,664**	251,105	126,153	148,574	640,965
利息支出	**(163,067)**	(142,240)	(102,989)	(138,550)	(239,925)
除税前溢利	**312,597**	108,865	23,164	10,024	401,040
税項	**(102)**	(98)	(7)	—	—
除税後溢利	**312,495**	108,767	23,157	10,024	401,040
少數股東權益	**(122)**	(106)	(6)	—	—
本年溢利	**312,373**	108,661	23,151	10,024	401,040

	於十二月三十一日				
	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
資產及負債					
總資產	**8,470,761**	7,752,833	7,195,451	6,551,306	6,320,821
總負債	**(3,764,065)**	(3,829,071)	(3,380,263)	(2,759,996)	(2,539,535)
少數股東權益	**(694)**	(640)	(727)	—	—
資產淨值	**4,706,002**	3,923,122	3,814,461	3,791,310	3,781,286

按國際會計準則編製的財務指標

	二零零一年	二零零零年	一九九九年	一九九八年	一九九七年
	人民幣元	*人民幣元*	*人民幣元*	*人民幣元*	*人民幣元*
每股基本盈利	**0.128**	0.045	0.010	0.004	0.165
每股淨資產	**1.766**	1.612	1.567	1.558	1.554
淨資產收益率(%)	**6.64**	2.77	0.61	0.26	10.61

二零零二年，本公司將加快貴冶三期技術改造工程建設，力爭於年底完成主體工程建設項目，實現二零零三年本公司年綜合銅生產能力35至40萬噸的戰略目標。


貴溪冶煉廠

環境優美的貴溪冶煉廠正在進行三期擴建

二零零二年，本公司還將為提升德興銅礦生產能力，力爭達到日處理量10萬噸的目標繼續努力。

擴大及延伸本公司經營領域，拓展新業務，二零零二年三月十一日，本公司與江西銅業公司訂立合資協議，共同組建一個年產無氧銅杆線15萬噸的江西銅業銅材有限責任公司。本公司投資現金人民幣9,000萬元，佔有60%的股份，江西銅業公司投資現金人民幣6,000萬元，佔40%股份。

業務策略

- 加強生產、維修、技改工程的管理，儘量縮短檢修時間，同時節約檢修費用等。
- 收購武山礦後二零零二年本公司自產銅精礦含銅產量將增長大約7%，加上上年增加的原料儲備，可進一步抵禦因減產引發的國際銅原料市場供應及其價格風險。
- 利用科技進步及技術攻關，努力提高銅精礦回收率及自產精礦品位，提高電解電流密度增加陰極銅產量，降低銅生產成本。
- 根據二零零一年九月三日與江西銅業公司簽定的《專項銅加工協議》，繼續做好加工銅與自營銅的生產經營銜接工作。
- 積極尋找原料資源，訂立銅精礦長單供應意向協議，保證冶煉能力增長的需要；與國內銅生產商及貿易商合作，建立中銅聯合銅業有限責任公司，共同研究開發國外銅資源。

承董事會命
何昌明
董事長

中華人民共和國・江西
二零零二年四月十一日

投資項目進展順利

- 貴冶三期技改工程建設按計劃穩步推進，年內完成投資約人民幣15,748萬元，完成投資預算約10%。貴冶三期工程預算總投資大約人民幣15億元，投資資金來源主要是A股募集資金、國家貼息貸款和自籌資金。

- 年內，德興銅礦日處理能力9萬噸達產工程項目投資額為人民幣22,570萬元，完成預算總投資約79%。年末，德興銅礦日處理能力已基本達到9萬噸。

- 於二零零一年八月二十日與二零零一年十二月三十日，本公司分別支付用於收購江西富家塢銅業有限公司銅礦採礦權及採礦和選礦設施等有效資產收購價款人民幣5,000萬元及人民幣1,500萬元，剩餘收購價款人民幣4,500萬元於二零零二年支付。

展望

經營環境

二零零二年，預期世界第一大銅消費國美國的經濟復蘇及第二大銅消費國中國繼續保持7%的國民經濟增長率，將刺激全球銅消費市場回暖；而二零零一年十一月的全球銅生產商宣佈的減產計劃也有助於緩解二零零二年銅供需矛盾，銅價在此利好的引導下將會有所回升，但受二零零一年末留下的全球銅庫存的高企影響，銅價的回升幅度將在一定程度上受到壓抑，因此，預期二零零二年全年平均價格謹慎樂觀，僅略高於二零零一年的72.5美分/磅。

二零零二年一季度，LME銅價雖比二零零一年四季度價格回升了9.1%，為71.6美分/磅，但與二零零一年一季度同期比仍有11.1%的下跌。上海金屬期貨交易所一至二月累計平均銅價為人民幣15,652元/噸(含稅)，比二零零一年四季度價格回升了7.1%，但與二零零一年同期比下跌11.9%。二零零二年一季度銅價對本公司上半年的生產經營及盈利產生一定的壓力。

經營計劃

本公司在借鑒和吸收國際先進閃速冶煉技術基礎上，於二零零一年推行新的冶煉設備管理與維修制度，將過往每年停爐大修一次改為三年停爐兩次維修制度。按照新的維修制度，二零零二年將停爐檢修一次(上次維修發生在二零零零年)。與此同時，貴冶三期技術改造主體工程也會在本年度進入新老系統安裝與對接，為節省停爐次數和時間，年修工程與對接工程將在二零零二年四月一日起停爐60天。受此影響，二零零二年產量、維修費用、營業額及盈利將會受到一定影響。

二零零二年，本公司預計將生產陰極銅產量(含加工在內)為20.68萬噸，黃金6,000公斤，白銀102噸，硫酸68萬噸，硫精礦91萬噸。

本公司所屬主要礦山之一的德興銅礦日均9萬噸選礦處理能力經過多年努力，也於年內實現了這一目標，本公司礦山生產能力有了提升。本公司全年生產銅精礦含銅127,674噸，較上年提高7.3%；銅精礦含金4,705公斤，較上年增長6.3%。由於自產礦生產陰極銅現金成本低於外購礦生產的陰極銅現金成本；及冶煉產品的增長相對地降低了單位生產成本中的固定費用，由此提高了本公司年內盈利能力。



中國目前最大的露天銅採礦場

產品銷售結構得到調整，毛利率增長

年內，本公司加強產品銷售結構調整，黃金、白銀銷售量分別增長27.0%及85.1%；同時提高來料加工銅比例，相對減少外購礦生產陰極銅比例，因此儘管營業收入減少15.0%，但由於黃金、白銀的毛利貢獻高，加工銅毛利率相對穩定，從而拉動了全年按中國會計準則編製的主營業務利潤率比上年提高了7.2個百分點。

提高金屬回收率，嚴格成本控制，實現成本降低目標

年內，本公司德興銅礦礦山銅的選礦回收率較上年提高1.124個百分點，增產銅精礦含銅約1,450噸，銀的選礦回收率較上年提高2.6個百分點，增產銅精礦含銀約740公斤。效率的提高，加上本公司嚴格的成本控制制度，陰極銅單位銷售成本下降大約8.0%，自產礦生產的每磅銅現金生產成本降低大約14.0%，為39美分/磅。

管理制度創新，節省檢修時間，節約維修費用

二零零一年本公司實施管理制度創新計劃，借鑒並吸收了國際先進閃速冶煉技術，將過往每年需停爐一次大修，改為三年停爐兩次大修。本公司貴冶自二零零零年度大修後，二零零一年沒有停爐檢修，下次維修將在二零零二年進行。

開拓市場，化工產品銷售有轉機

年內，連續四年下跌的硫酸銷售價格於本年度出現轉機，價格回升了25.3%；硫精礦價格跌幅減緩。硫酸及硫精礦銷售量分別增長了4.0%及20.3%。

經營策略

成功發行2.3億股A股，拓寬公司融資渠道，為本公司發展增添動力

本公司A股增發工作經過一年多的積極努力，於二零零一年十二月二十一日，經中國證監會證監發行字2001(61)號文件核准，本公司A股股票首次在國內發行，發行價格為每股人民幣2.27元，發行數量23,000萬股。二零零二年一月十一日，本公司A股股票在上海證券交易所正式掛牌上市交易。本次發行A股共獲募集資金總額為人民幣52,210萬元，扣除發行費用後淨募集資金約為人民幣49,485萬元於二零零一年十二月二十八日全部到帳；獲得凍結資金利息1,094萬元。



江西銅業A股股票在上海證券交易所掛牌上市

擴大產量，提升礦山能力

貴冶二期自二零零零年下半年投產以來運轉順利，實現了達產達標。全年生產包括加工在內的陰極銅產量為226,263噸，比上年增長16.5%，黃金6,723公斤，白銀115,043公斤，硫酸82.3萬噸，硫精礦72.8萬噸，分別比上年增長25.4%；69.1%；8.2%和8.0%。

下圖採集年內LME三月期銅的月均收盤價以更為簡略地反映LME年內的銅價走勢。

二零零零至二零零一年LME三月期銅的月均價格趨勢圖



美分／磅
95.0
90.0
85.0
80.0
75.0
70.0
65.0
60.0
55.0
50.0
2000年1月
2月
3月
4月
5月
6月
7月
8月
9月
10月
11月
12月
2001年1月

雖然全球經濟衰退，但中國經濟仍取得7.3%的增長，提振了國內的(SHFE)銅消費增長。年內，國內精銅產量約為142.5萬噸，增長大約7.0%；銅消費量預計增長約13.0%，成為世界銅消費市場暗淡中的亮點。但國內銅價緊貼國際銅價走勢持續下跌。上海金屬期貨交易所(SHFE)三月期貨銅全年平均含稅價格為人民幣16,223元/噸，折合價約為76.0美分/磅，較上年下跌13.0%。

下圖採集年內SHFE三月期銅的月均收盤價以更為簡略地反映SHFE年內的銅價走勢。

二零零零至二零零一年SHFE三個月期銅均價格趨勢圖



人民幣／噸
20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
11,000
10,000
2000年1月
2月
3月
4月
5月
6月
7月
8月
9月
10月
11月
12月
2001年1月

年內，本公司銷售陰極銅平均價格(含稅價)為人民幣16,592元/噸，較上年下挫8.5%；收取的陰極銅加工費(含稅價)為人民幣3,447元/噸，比上年下降14.2%。



董事長：何昌明先生

各位股東：

非常感謝你們對江西銅業股份有限公司(下稱「本公司」)的信任和支持。本人欣喜的報告：年內，本公司包括加工銅在內的銅的產量較上年增長16.5%，由於自營銅減少及加工銅增加及銅價下跌等使主營業務收入較上年減少人民幣52,872萬元(或減少：15.0%)，達致人民幣299,579萬元，實現按中國會計準則編製的主營業務利潤較上年增加人民幣13,583萬元(或增加：26.1%)，為人民幣65,535萬元。按中國會計準則編製的淨利潤人民幣30,143萬元，完成本年度A股招股說明書披露的盈利預測的99.8%；較上年增加了人民幣19,277萬元(或增加：177.4%)，按國際會計準則編製的淨利潤人民幣31,237萬元，較上年增加了人民幣20,371萬元(或增加：187.5%)。按中國會計準則編製的每股盈利(攤薄)為人民幣0.11元，按國際會計準則編製的每股基本盈利為人民幣0.128元。董事對此大幅增長的業績感到滿意。

業績回顧

銅市場

二零零一年，世界經濟增長放緩，特別是美國經濟在「九．一一」恐怖襲擊後出現十年來的首次衰退，使得世界銅消費首次出現15年來的下降。年內，據國際銅研究小組初步預計，全球精煉銅消費量約為1,472.5萬噸，較上年下降3.5%，產量約為1,547.8萬噸，較上年增長4.7%。年末，倫敦金屬交易所(LME)銅庫存高達79.9萬噸。

全球銅價延續去年九月後的跌勢，繼續向下，在十一月三日創下1986年以來的新低，跌至1,336美元/噸。其後，受全球主要大型銅生產商紛紛宣佈減產消息影響，銅價止跌回穩。LME三月期銅全年均價約為72.5美分/磅，比上年下跌約13.2%。

公司資料

1	法定中文名稱：	江西銅業股份有限公司
	中文名縮寫：	江西銅業
	法定英文名稱：	Jiangxi Copper Company Limited
	英文名稱縮寫：	JCCL
2	法定代表人：	何昌明
3	董事會秘書：	黃東風
	聯系地址：	中華人民共和國江西省貴溪市冶金大道15號
	聯系電話：	0701－3777735
	傳真：	0701－3777013
	電子信箱：	jccl@jxcc.com
4	公司辦公地址：	中華人民共和國江西省貴溪市冶金大道15號
	郵政編碼：	335424
	傳真：	0701－3777013
	公司國際互聯網址：	http：//www.jxcc.com
	電子信箱：	jccl@jxcc.com
	公司在香港營業地點：	香港灣仔港灣道1號會展廣場辦公大樓49樓4901室
5	公司資訊批露報紙名稱：	《中國證券報》、《香港經濟日報》、《Hong Kong iMail》(英文報)
	公司年度報告登載網址：	http：//www.sse.com.cn http：//www.hkex.com.hk
	公司年度報告備置地點：	江西省貴溪市冶金大道15號 江西銅業股份有限公司董事會秘書室
6	股票上市地點(A股)：	上海證券交易所
	股票上市地點(H股)：	香港聯合交易所有限公司 (第二上市地：倫敦證券交易所有限公司)
	股票代碼(A股/H股)：	600362/0358
	股票簡稱(A股/H股)：	江西銅業
7	其他相關資料	
	公司註冊日期：	一九九七年一月二十四日
	公司註冊地點：	中華人民共和國江西省貴溪市冶金大道15號
	公司營業執照註冊號：	企股國副字第000732號
	公司稅務登記號：	36062162591217
	公司聘請會計師事務所：	滬江德勤會計師事務所(境內)
	辦公地點：	中國上海市黃浦路99號上海灘國際大廈16樓
	公司聘請會計師事務所：	德勤・關黃陳方會計師行(境外)
	辦公地點：	香港干諾道中111號永安中心26樓

目錄

公司簡介

江西銅業股份有限公司(「本公司」)是由江西銅業公司、國際銅業(中國)投資有限公司、深圳寶恒(集團)股份有限公司、江西鑫新實業股份公司和湖北三鑫金銅股份公司共同以發起方式設立並於一九九七年一月二十四日在中華人民共和國(「中國」)註冊成立的一間中外合資股份有限公司。本公司於一九九七年六月十二日成功發行了656,482,000 H股股份，並在香港聯合交易所有限公司和倫敦證券交易所掛牌上市，是中國首家境外上市的礦業公司。本公司於二零零一年十二月二十一日發行了230,000,000 A股股份，並於二零零二年一月十一日在上海證券交易所掛牌上市。

本公司是國內最大的綜合性銅生產企業，擁有中國兩座正在開採的最大露天銅礦和一座全國規模最大、技術最先進、環境最好的粗煉和精煉銅冶煉廠。若取得武山銅礦及富家塢銅礦區開採權後，本公司金屬儲量將達到858.80萬噸、金235噸、銀5,712噸，居中國銅行業第一。二零零一年本公司生產陰極銅22.6萬噸。目前，本公司正在進行貴溪冶煉廠三期技術改造工程，預期二零零二年底主體工程將建設完工，並基本形成年產35萬噸至40萬噸陰極銅生產能力。本公司「貴冶牌」陰極銅為中國首家在倫敦金屬交易所註冊的A級產品。

本公司目前的主要業務範圍包括在江西東北部的銅礦開採、選礦、熔煉和精煉，主要產品有陰極銅、硫酸、硫精礦、電金、電銀和為客戶根據來料加工安排進行熔煉和精煉服務；為擴大及延伸經營領域，拓展新業務，本公司將於二零零二年，投資約人民幣9,000萬元，與江西銅業公司合資組建一個年產無氧銅杆線15萬噸的江西銅業銅材有限責任公司，本公司佔有60%的股份。

江西銅業股份有限公司

（在中華人民共和國註冊成立的
中外合資股份有限公司）

二零零一年年報